Confidential Treatment Requested by Cosan S.A.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on October 2, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

Registration Statement

Under
the Securities Act of 1933

Cosan S.A.

(Exact Name of Registrant as Specified in its Charter)

Cosan Inc.

(Translation of Registrant’s Name into English)

Federative Republic of Brazil (State or Other Jurisdiction of Incorporation or Organization)	2860 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Avenida Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

Telephone: +55 (11) 3897-9797

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Manuel Garciadiaz

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with IFRS, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered(1)(2)	Amount To Be Registered(3)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(4)	Amount Of Registration Fee(5)
Common shares, no par value		Not applicable	U.S.$	U.S.$

Notes:

(1)	The securities being offered hereby may be issued in the form of American Depositary Shares of the registrant, referred to as CSAN ADSs. Each CSAN ADS represents one common share, nominal no par value of Cosan S.A., referred to as CSAN Shares. The CSAN ADSs will be issuable upon deposit of CSAN Shares with acting as the depositary and will be registered under a registration statement on Form F-6 (Registration No. 333- ).

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional CSAN Shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(3)	Represents the maximum number of the registrant’s common shares estimated to be issuable upon completion of the mergers described herein. Calculated as the sum of: (i) the product obtained by multiplying (a) by (b) the sum of ; plus (ii) the product obtained by multiplying (a) by (b) the sum of .

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act. Calculated as the sum of: (i) the product obtained by multiplying (a) by (b) the sum of ; plus (ii) the product obtained by multiplying (a) by (b) the sum of (i).

(5)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to U.S.$109.10 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is subject to completion and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Confidential Treatment Requested by Cosan S.A.

Pursuant to 17 C.F.R. Section 200.83

SUBJECT TO AMENDMENT AND COMPLETION, DATED OCTOBER 2, 2020

PRELIMINARY PROSPECTUS

Merger of Cosan Limited with and into Cosan S.A.

Cosan S.A.
(incorporated in the Federative Republic of Brazil as a sociedade anônima)

This prospectus relates to the common shares, or “CSAN Shares,” of Cosan S.A., or “CSAN,” including common shares in the form of American Depositary Shares, or the “CSAN ADSs.” CSAN ADSs are to be issued to holders of Class A common shares, or the “CZZ Shares,” and Class B common shares of Cosan Limited, or “CZZ,” an exempted company incorporated in Bermuda, subject to the satisfaction of certain conditions in connection with the merger of CZZ with and into CSAN, a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil pursuant to section 104B of the Bermuda Companies Act 1981, or the “Merger.”

The Merger is part of a reorganization of the Cosan Group, as more fully described below. The business carried out by CSAN following the Merger will be the same as the business currently carried out by CZZ prior to the Merger. In this prospectus, “Cosan Group” refers to the economic entity currently represented by CZZ and its subsidiaries prior to the Merger, which, following the Merger, will be represented by CSAN, as the context requires. Subject to requisite shareholders’ approval, CZZ shareholders will receive in the Merger     CSAN ADS for each     CZZ Share that they hold.

Holders of CZZ shares are to vote on the Merger at an extraordinary general meeting of CZZ scheduled for        , 2020. The Merger must be approved at the extraordinary general meeting of CZZ shareholders with the affirmative vote of holders of at least 75% of the voting power of CZZ voting at the meeting. The Merger is subject to the satisfaction and/or waiver of certain conditions, including obtaining all of the required authorizations.

Upon effectiveness of the Merger, the pre-Merger shareholders of CZZ will hold               of CSAN Shares (including CSAN Shares in the form of CSAN ADSs) as they held of CZZ Shares before the Merger. Assuming the CZZ shareholders approve the Merger and the conditions precedent to closing are satisfied, the Merger will become fully effective on           , or the “Effective Date.”

If you hold CZZ shares through an intermediary such as a broker/dealer or clearing agency, you should consult with that intermediary about how to obtain information on the relevant shareholders’ meeting of CZZ.

CSAN will apply to list the CSAN Shares and CSAN ADSs on the NYSE/Nasdaq, where trading is expected to commence up to 30 days after the Effective Date. Between the Effective Date of the Merger and the first date of trading of the CSAN Shares and CSAN ADSs, shareholders and holders of ADSs will continue to be able to trade CZZ Shares. See “The Merger—Effectiveness of the Merger.” The CSAN Shares are listed on the B3 S.A. – Brasil, Bolsa, Balcão or the “B3.”

Neither the Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of the securities offered in this prospectus, passed on the merits or fairness of the transaction or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We encourage you to read this prospectus carefully in its entirety, including the “Risk Factors” section that begins on page 9.

Prospectus dated              , 2020

ABOUT THIS PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cosan S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, or “CSAN,” (File No. 333-        ), and constitutes a prospectus of CSAN under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of CSAN, or the “CSAN Shares,” to be deposited with          , or the “ADS Depositary” or issued to common shareholders of Cosan Limited, an exempted company incorporated in Bermuda, or “CZZ,” pursuant to the transactions contemplated by the Merger and Justification Protocol, dated as of           , 2020 and entered into by and among the management of CZZ and of CSAN, or the “Merger Protocol” The ADS Depositary will file a registration statement on Form F-6 (Reg. No. 333-   ) with respect to the American Depository Shares of CSAN, each representing          CSAN Share, or the “CSAN ADSs.”

Information contained in or incorporated by reference into this prospectus relating to CZZ has been supplied by CZZ and information contained in this prospectus relating to CSAN has been provided by CSAN. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this prospectus to CZZ shareholders nor the issuance by CSAN of CSAN Shares or CSAN ADSs pursuant to the Merger Protocol will create any implication to the contrary.

None of the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”), nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in Brazil or a solicitation of a proxy under the laws of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of CZZ or CSAN accepts any liability in relation to any such restrictions.

i

Part II Information Not Required In The Prospectus	II-1

ANNEXES

Annex A*: Merger Protocol	A-1

* To be filed by amendment

Cautionary Statement Concerning Forward-Looking Statements

This prospectus contains forward-looking statements concerning CZZ, CSAN, the Merger (as defined herein) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial conditions, or other matters, based on current beliefs of the management of CZZ, CSAN as well as assumptions made by, and information currently available to the management of both companies. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts and may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on these statements. Factors that could cause actual plans and results to differ materially from those in these statements include, but are not limited to, risks and uncertainties detailed in the section of this prospectus entitled “Risk Factors,” and CZZ’s periodic public filings with the SEC, including those discussed in the section of this prospectus entitled “Risk Factors” and under “Item 3. Key Information—D. Risk Factors” in the CZZ 2019 Form 20-F and the CZZ Q2 Form 6-Ks, factors contained or incorporated by reference into such documents and in subsequent filings by CZZ with the SEC and factors described in CSAN’s annual reports, registration documents and other documents filed with the CVM, and the following factors:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or joint ventures;

•	our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	government intervention resulting in changes in the economy, taxes and tariffs affecting the markets in which we operate;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to work together successfully with our partners to operate our partnerships (such as the Joint Venture);

•	technological advances in the natural gas sector, including developments of natural gas for use in other applications, and advances in the development of alternatives to natural gas;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	changes in global energy usage;

•	government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás;

•	inflation, depreciation, appreciation and depreciation of the real;

•	the duration and severity of the COVID-19 outbreak and its impacts on our business (see “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by Covid-19 and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Covid-19 Pandemic” in the CZZ 2019 Form 20-F);

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors as set forth under “Risk Factors” in this prospectus.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this prospectus, and information contained in or incorporated by reference into this prospectus. See the section of this prospectus entitled “Where You Can Find More Information.”

Nothing in this prospectus is intended, or is to be construed, as a profit projection or to be interpreted to mean that earnings per CZZ Share, CSAN Share and CSAN ADSs for the current or any future financial years, will necessarily match or exceed the historical published earnings per CZZ Share and CSAN Share, as applicable.

The Companies are under no obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Persons reading this document are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date hereof.

Certain Defined Terms and Conventions Used in This Prospectus

In this prospectus, the “Company,” “we,” “us” and “our” refer to CSAN and its subsidiaries, unless the context otherwise requires. References to the “Companies” refer to CSAN and CZZ and their respective consolidated subsidiaries collectively. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States.

In addition, as used in this prospectus, the following defined terms have the following respective meanings:

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“BNDES” means the Banco Nacional de Desenvolvimento Econômico e Social, or the Brazilian National Economic and Social Development Bank.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

“CDI,” or the Interbank Deposit Certificate (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.

“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.

“Comgás” means Companhia de Gás de São Paulo – COMGÁS.

“Companies” means CZZ, CSAN and CLOG.

“Companies Act” means the Companies Act 1981 of Bermuda (as amended).

“Compass” means Compass Gás e Energia S.A.

“Court” means the Supreme Court of Bermuda.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means       CZZ Share for       CSAN ADS.

“FGV” means the Fundação Getúlio Vargas.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Joint Venture” means the joint ventures formed on June 1, 2011 by CZZ and Shell Brazil Holdings B.V. for a combined 50/50 investment, under the names Raízen Combustíveis and Raízen Energia.

“Moove” means Cosan Lubrificantes e Especialidades S.A., or “CLE”, Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants,” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L” and Commercial Lubricants Moove Corp, or “Moove Corp,” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube”).

v

“Nasdaq” means the Nasdaq Global Select Market.

“Novo Mercado Rules” means the listing rules of the Novo Mercado segment of the B3.

“NYSE” means the New York Stock Exchange.

“Raízen” means Raízen Energia and Raízen Combustíveis collectively.

“Raízen Argentina” means Shell Compañía Argentina de Petróleo S.A. and Energina Compañía Argentina de Petróleo S.A.

“Raízen Combustíveis” means Raízen Combustíveis S.A.

“Raízen Energia” means Raízen Energia S.A.

“Rumo” means Rumo S.A.

“RTK” means revenue ton kilometer.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

“TSR” means total sugar recovered, which represents the total amount of sugar content in a given quantity of sugarcane.

“United States” or “U.S.” means the United States of America.

Presentation of Financial and Certain Other Information

Financial Statements

CZZ Financial Statements

The consolidated financial information of CZZ presented in this prospectus has been derived from the following:

•	unaudited interim condensed consolidated financial statements of CZZ as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 and the related notes thereto, included in the June 2020 Financials 6-K, incorporated by reference in this prospectus; and

•	audited consolidated financial statements of CZZ as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 and the related notes thereto, included in the CZZ 2019 Form 20-F, incorporated by reference in this prospectus; and

•	consolidated financial statements of CZZ as of and for the years ended December 31, 2016 and 2015 and the related notes thereto, not included or incorporated by reference in this prospectus.

The consolidated financial statements of CZZ are prepared in accordance with IFRS as issued by the IASB and are presented in Brazilian reais. However, the functional currency of CZZ is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which CSAN, Cosan Logística S.A., or “CLOG,” and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. The unaudited condensed interim consolidated financial statements of CZZ are prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB and are presented in Brazilian reais.

CSAN and CLOG Financial Statements

We have not included in this prospectus the financial statements of CSAN and its subsidiaries, or the “CSAN Group,” or of CLOG and its subsidiaries, or the “CLOG Group,” because no financial statements audited in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) exist for either the CSAN Group or CLOG Group. We refer to the CZZ Group, the CSAN Group and the CLOG Group together as the “Cosan Group.”  The Proposed Transaction is an intra-group restructuring (1) involving only entities which are under common control, and (2) in which all of the entities involved are already being presented to investors under CZZ.   The Cosan Group intends to carry out an intra-group corporate restructuring consisting of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Brazilian Law No. 6,404, pursuant to which CZZ and CLOG will be merged into CSAN, or the “Proposed Transaction.” CZZ is the parent company of CSAN and CLOG. It is also the current holding company of the Cosan Group, of which both the CSAN Group and the CLOG Group are part. The combined effect of the exchange of shares in CZZ for shares in CSAN and of CSAN becoming the sole holding company of the Cosan Group as part of the Proposed Transaction is therefore that, in terms of financial presentation, it will be as if CZZ changed its name to CSAN with no further changes other than certain non-controlling interest amounts. Accordingly, we believe that the financial statements of the CZZ Group are sufficient to provide investors the necessary financial information regarding the Cosan Group both before and after the Proposed Transaction.  CZZ is the current holding company of the Cosan Group. As a result, the financial statements of the CZZ Group will reflect the activities of the entire Cosan Group (including, without limitation, those of both the CSAN Group and the CLOG Group) at the date of effectiveness of this prospectus and following implementation of the Merger.

Currency Conversions

On June 30, 2020, the exchange rate for reais into U.S. dollars was R$5.476 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank. The selling rate was R$5.476 to U.S.$1.00 as of June 30, 2020, R$4.031 to U.S.$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 31, 2018, R$3.308 to U.S.$1.00 as of December 29, 2017 and R$3.259 to U.S.$1.00 as of December 30, 2016, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of June 30,

2020 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2015.

Solely for the convenience of the reader, we have translated certain amounts included in “Selected Financial Data of CZZ” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of June 30, 2020 of R$5.476 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this prospectus or incorporated by reference into this prospectus from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica), or “CADE,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the ARSESP, the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações, or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data contained in or incorporated by reference into this prospectus is reliable, accurate and complete.

Incorporation of Certain Documents by Reference

This prospectus incorporates important business and financial information about us and CZZ that is not included in or delivered with the prospectus. The SEC allows us to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we or CZZ file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Annual report of CZZ on Form 20-F for the fiscal year ended December 31, 2019 filed on May 28, 2020, or the “CZZ 2019 Form 20-F”; and

•	CZZ’s report on Form 6-K filed on August 19, 2020 at 5:04:27 p.m. EST relating to CZZ’s second quarter 2020 results, or the “June 2020 Earnings Release 6-K,” and CZZ’s report on Form 6-K filed on October 2, 2020 including its financial statements prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB, as of and for the three and six months ended June 30, 2020 and 2019, or the “June 2020 Financials 6-K.” The June 2020 Earnings Release 6-K and the June 2020 Financials 6-K are collectively referred to as the “CZZ Q2 Form 6-Ks.”

All subsequent reports that CZZ files on Form 20-F under the Exchange Act after the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. We may also incorporate by reference any Form 6-K that CZZ furnishes to the SEC after the date of this prospectus and prior to the termination of this offering by identifying in such Form 6-K that it is being incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

These documents are available on the SEC’s website at www.sec.gov and from other sources. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

None of the Companies has authorized anyone to give any information or make any representation about the Merger Protocol and the transactions contemplated thereby or any of the Companies that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated by reference into this prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus or the solicitation of proxies pursuant to this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus is accurate only as of the date of this prospectus unless the information specifically indicates that another date applies.

Where You Can Find More Information

CSAN has filed a registration statement on Form F-4, including the Annex and Exhibits thereto, with the SEC under the Securities Act to register the CSAN Shares that will be deposited with the ADS Depositary on behalf of holders of CZZ Shares or issued to CSAN shareholders and holders of CZZ Shares in connection with the Merger. CSAN may also file amendments to the registration statement. This prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-4 and the Exhibits filed with the registration statement as they contain important information about the Companies as well as the CSAN Shares and CSAN ADSs. Statements made in this prospectus, or in any document incorporated by reference into this prospectus, regarding the contents of any contract, agreement or other document are not necessarily complete and each such statement is qualified in its entirety by reference to that contract, agreement or other document filed as an exhibit with the SEC.

CZZ files annual reports on Form 20-F and furnishes reports to the SEC on Form 6-K under the rules and regulations that apply to foreign private issuers. You may read and copy any materials filed by CZZ with, or furnished by CZZ to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The reports and other information filed by CZZ with the SEC are also available at CZZ’s website at http://ir.cosanlimited.com/en. We have included the web address of the SEC and CZZ as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

CSAN and CLOG are subject to the informational requirements of the CVM and the B3 and file reports and other information relating to its businesses, financial condition and other matters with the CVM and the B3. You may read these reports, statements and other information about CSAN at the public reference facilities maintained by the CVM at Rua Sete de Setembro, 111, 2nd floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, and Rua XV de Novembro, 275, Centro, city of São Paulo, state of São Paulo, Brazil. Some filings of CSAN or CLOG with the CVM and the B3 are also available at the website maintained by the CVM at http://www.cvm.gov.br and the website maintained by the B3 at http://www.b3.com.br.

The public filings of CSAN and CLOG with the CVM are also available to the public free of charge through our internet website at https://ri.cosan.com.br/en/en and https://ri.cosanlogistica.com/en/, respectively. You may also request a copy of CSAN and CLOG filings at no cost by contacting CSAN and CLOG at the following address: Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil.

You may also request copies of this prospectus and other information concerning CSAN, without charge, by written or telephonic request directed to CSAN at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil or by telephone at +55 11 3897-9797. In order for you to receive timely delivery of the documents in advance of the meeting of CZZ shareholders (together with any adjournments or postponements thereof, the “CZZ Special Meeting”), at which CZZ shareholders will be asked to consider and vote upon the proposals relating to the Merger, CSAN should receive your request no later than       , 2020, which is five business days prior to the CZZ Special Meeting.

The information included on the websites of the SEC, CSAN, CZZ or any other entity or that might be accessed through such websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference unless otherwise specifically noted herein. We are providing the information about how you can obtain certain documents that are incorporated by reference into this prospectus at these websites only for your convenience.

x

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. The real depreciated against the U.S. dollar from mid-2011 to early 2016 due to turmoil in international markets and the Brazilian macroeconomic outlook at the time. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. Overall in 2015, the real depreciated 45.0%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018 and 2019, the real depreciated 1.5%, 17.1% and 4.0% against the U.S. dollar, respectively. The real exchange rate was R$5.476 per US$1.00 on June 30, 2020, which reflected a 35.9% depreciation in the real against the U.S. dollar during the first six months of 2020. On June 30, 2020, the real was R$5.476 according to the Brazilian Central Bank real/U.S. sell rate.

The Brazilian Central Bank has intervened in the foreign exchange market in the past to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar and the real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.203	3.051	3.381
2018	3.875	3.680	3.139	4.188
2019	4.031	3.946	3.652	4.260

Month	Period-end	Average(2)	Low	High
March 2020	5.199	4.884	4.488	5.199
April 2020	5.568	5.396	5.078	5.837
May 2020	5.426	5.643	5.299	5.937
June 2020	5.476	5.197	4.889	5.476
July 2020	5.203	5.280	5.111	5.429
August 2020	5.471	5.461	5.276	5.651
September 2020 (through September 30, 2020)	5.641	5.399	5.253	5.653

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

Questions and Answers About the Merger and the CZZ Special Meeting

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger Protocol, the transactions contemplated thereby and the CZZ Special Meeting. These questions and answers only highlight some of the information contained in this prospectus and may not contain all of the information that is important to you. Please further refer to the section of this prospectus entitled “Summary” and the more detailed information contained elsewhere in this prospectus, the Annex and Exhibits to this prospectus and the documents referred to in this prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under the section of this prospectus entitled “Where You Can Find More Information.”

Questions and Answers About the Merger

Q: What is the proposed merger, why are CSAN and CZZ proposing it and what will happen to CZZ as a result of the merger?

A:	On July 3, 2020, CSAN, CZZ and CLOG, or collectively, the “Companies,” announced that their respective boards of directors had authorized the senior officers of the Companies to consider a Proposed Transaction proposal, which is intended to simplify CSAN Group’s corporate structure, unify and consolidate the current Companies’ free floats, increase stock liquidity and unlock value within the CSAN Group’s portfolio.

The Proposed Transaction will consist of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Brazilian Law No. 6,404, pursuant to which CZZ and CLOG will be merged into CSAN. The merger of CZZ and CSAN is also subject to compliance with sections 104B to 109 of the Companies Act. Following completion of the Proposed Transaction, outstanding shares of CSAN will be directly owned by all shareholders of CSAN, CZZ and CLOG as of immediately prior to the completion of the Proposed Transaction, and CSAN will continue to be controlled by Aguassanta Participações S.A., or “Aguassanta,” which is Mr. Rubens Ometto Silveira Mello’s investment vehicle.

Once the Proposed Transaction is approved, CSAN will be consolidated as the group’s sole holding company, becoming the universal successor of (i) its subsidiary, CLOG; and (ii) its holding company, CZZ. Subject to the terms and conditions of the (i) Merger Protocol between the management of CZZ and CSAN, regarding the Merger; and (ii) the merger and justification protocol between the managements of CLOG and CSAN, regarding the merger of CLOG into CSAN, or the CSAN/CLOG Merger Protocol, the Proposed Transaction is expected to become effective in January 2021, i.e., the date on which the Merger is finally consummated, or the “Closing Date.” We refer to the Merger Protocol and the CSAN/CLOG Merger Protocol as the “Merger Protocols.”

The Proposed Transaction is being proposed by CSAN and CZZ due to the fact that the new corporate structure of CSAN’s Group will facilitate future opportunities of fundraising, including by means of public offers of other companies in the group, as well as promote the unified structure of the group, consolidating the corporate interest held in the other companies of the group within one holding company. After the Merger, CZZ will cease to exist and all of its assets will be held by CSAN.

Pursuant to the terms and subject to the conditions set forth in the Merger Protocol, upon the completion of the Merger each common share of par value U.S.$0.01 per share of CZZ, including both the CZZ Shares and the Class B common shares, issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the Merger Protocol) will be automatically converted into the right to receive      validly issued and allotted, fully paid-up CSAN ADSs. Following the Merger, any holder of CSAN ADSs may cause such CSAN ADSs to be cancelled and to have an equal number of validly issued and allotted, fully paid-up CSAN Shares issued to such holder in replacement thereof. The ADS Depositary has agreed to waive the cancellation fee for cancellations completed during the period of thirty (30) calendar days after the completion of the Merger.

The Companies’ board of directors have established special independent committees in accordance with CVM’s Guidance Opinion No. 35, or “CVM Opinion No. 35” to negotiate the exchange ratios for the exchange of (i) CZZ for CSAN ADSs; and (ii) CLOG for CSAN shares. After negotiating the exchange ratios, the special independent committees of the Companies will cease to exist as they were established for this purpose only pursuant to CVM Opinion No. 35. For more details regarding these committees, see the question “What are the special independent committees?” below.

If the Merger is completed, CZZ will be merged with and into CSAN, with CSAN being the surviving corporation of the Merger. CZZ will be struck off by the Bermuda Registrar of Companies and will no longer exist as a separate company. Based on the number of CZZ Shares and equity awards exercisable into CZZ Shares, in each case issued and outstanding as of      , 2020, it is anticipated that, immediately following completion of the Merger, former holders of CZZ Shares will own approximately      % of CSAN on a fully diluted basis.

In the course of reaching their decisions to approve the Merger Protocol, the Merger and all of the other transactions and documents contemplated by the Merger, the board of directors of each CSAN and CZZ considered a number of important factors in their separate deliberations. For more details on these factors, see the sections of prospectus entitled “Summary – Reasons for the Merger” and “The Merger – Recommendation of the CZZ Board of Directors, CZZ’s Reasons for the Merger”.

It is important that your shares be represented and voted at the CZZ Special Meeting. You may vote by:

•	attending the CZZ Special Meeting in person or remotely by accessing the digital platform. Instructions for accessing the digital platform, including the necessary password, will be sent to shareholders who e-mail Georgeson LLC, the Information Agent for the Merger, by emailing, writing or telephoning the Information Agent at its address and telephone number set forth below by , 2020:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
cosan@georgeson.com

Shareholders, Banks and Brokers may call toll free: (866) 257-5415

•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Proxy cards, accompanied by their respective proof of representation and shareholding, must be sent to Computershare Trust Company, N.A., the Tabulation Agent for the Merger at its address set forth below:

By Express Mail, Courier, or Other Expedited Service:
Computershare Trust
Company, N.A.
Proxy Services
462 South 4th Street, Suite 1600, Louisville, KY, 40202, United States

By Mail:
Proxy Services
c/o Computershare
PO Box 505008 Louisville, KY 40233-9814

If your shares are held in street name, through a broker, bank, trustee or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.  If you hold your shares in street name and wish to vote virtually during the meeting, you must obtain a “legal proxy” from your bank, broker, trustee or other nominee. Once you have received a legal proxy from your bank, broker, trustee or other nominee, please email a scan or image of it to Georgeson at cosan@georgeson.com, with “Legal Proxy” noted in the subject line. Please note that the voting instruction form or notice regarding the availability of proxy materials you previously received with respect to the Special

Meeting is not a legal proxy. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf, and, in that case, you would only be able to vote at the virtual Special Meeting. Requests for registration must be received by Georgeson LLC, the Information Agent for the Merger,  no later than 5:00 p.m., Eastern Time, on          .

Q:	What is this document?

A:	This document, which we refer to as the prospectus:

•	serves as a prospectus of CSAN used to offer CSAN ADSs in exchange for CZZ Shares pursuant to the terms of the Merger Protocol;

•	informs holders of CZZ Common Shares of the upcoming CZZ Special Meeting at which CZZ shareholders will vote on, among other things, the Merger Proposal, and provides details of the Merger Protocol and the consideration CZZ shareholders will receive upon completion of the Merger; and

•	provides CZZ shareholders with important details about CSAN and their rights as potential holders of CSAN Common Shares or CSAN ADSs.

Q:	Why did I receive this prospectus and proxy card?

A:	You are receiving this prospectus because you were a shareholder of record of CZZ on the record date for the CZZ Special Meeting, or the “Record Date,” and you are accordingly entitled to vote at the CZZ Special Meeting. This document serves as a prospectus of CSAN used to offer CSAN ADSs in exchange for CZZ Shares pursuant to the terms of the Merger Protocol. In order to complete the Merger, among other things, CZZ shareholders must approve the Merger. CZZ is holding the CZZ Special Meeting to ask its shareholders to vote on the Merger. This document contains important information about the Merger and the CZZ Special Meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow CZZ shareholders to vote their shares by proxy without attending the CZZ Special Meeting in person.

Q:	Who is CSAN?

A:	CSAN is a direct subsidiary of CZZ and one of the largest companies in Brazil, investing on strategic sectors such as the agribusiness, supply of fuel, natural gas and lubricants. CSAN has been in the market for over 80 years and during this period it has diversified its operations and its portfolio currently gathers companies such as Raízen Combustíveis, Raízen Energia, Comgás and Moove, reference companies in their respective sectors.

Its principal place of business is located at Avenida Brigadeiro Faria Lima, No. 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil, telephone +55 11 3897-9797. Our website address is https://ri.cosan.com.br/en/.

See also the sections entitled “Information about the Companies—Cosan S.A./CSAN” for further information regarding CSAN.

Q:	Who is CLOG?

A:	CLOG is a direct subsidiary of CZZ and focuses on logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment.

CLOG’s principal place of business is located at Avenida Brigadeiro Faria Lima, No. 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil, telephone +55 11 3897-9797. Its website address is https://ri.cosanlogistica.com/en/.

See also the sections entitled “Information about the Companies—Cosan Logística S.A./CLOG” for further information regarding CLOG.

Q:	What are the special independent committees?

A:	The special independent committees were established by the Companies’ board of directors on a provisional basis in accordance with CVM Opinion No. 35, to negotiate the exchange ratios for the exchange of (i) CZZ Shares for CSAN ADSs; and (ii) CLOG for CSAN shares.

The members of the CSAN and CLOG committees are all independent non-managers with recognized technical capacity, which was disclosed to the market on August 4, 2020. The members were nominated by CSAN and CLOG’s board of directors in meetings held on August 4, 2020. CZZ will also have its own independent committee, formed of independent directors of CZZ.

The members of the independent committees were nominated to perform the following duties: (i) assess all material to be elaborated in the implementation of Proposed Transaction; (ii) negotiate the swap ratio of CZZ Merger and the CLOG merger into CSAN, as well as other terms and conditions of the Proposed Transaction; and (iii) submit their recommendation to the Companies’ boards of directors to comply with CVM Opinion No. 35, which is required to defend  the interests of related Companies and ensure that the Proposed Transaction observes arm’s length conditions for its shareholders.

Q:	What will CZZ shareholders receive from the Merger?

A:	Pursuant to the terms and subject to the conditions set forth in the Merger Protocol, upon the completion of the Merger, each CZZ Share issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the Merger Protocol) will be automatically converted into the right to receive validly issued and allotted, fully paid-up CSAN ADSs. Following the Merger, any holder of CSAN ADSs may cause such CSAN ADSs to be cancelled and to have an equal number of validly issued and allotted, fully paid-up CSAN Shares issued to such holder in replacement thereof. The ADS Depositary has agreed to waive the cancellation fee for cancellations completed during the period of thirty (30) calendar days after the completion of the Merger.

Q:	What percentage ownership will former CZZ shareholders hold in CSAN following completion of the Merger?

A:	If the Merger is completed, CZZ will be merged with and into CSAN, with CSAN being the surviving corporation of the Merger. CZZ will be struck off by the Bermuda Registrar of Companies and will no longer exist as a separate company. Based on the number of CZZ Shares and equity awards exercisable into CZZ Shares, in each case issued and outstanding as of , 2020, it is anticipated that, immediately following completion of the Merger, former holders of CZZ Shares will own approximately % of CSAN on a fully diluted basis.

Q:	If the Merger is completed, will CSAN’s ADSs be listed for trading?

A:	Yes. The CSAN ADSs which CZZ common shareholders will receive in the Merger are expected to be listed on the NYSE on the Closing Date. Completion of the Merger is subject to the CSAN ADSs being approved for listing on the NYSE, subject to official notice of issuance. CSAN ADSs received by CZZ common shareholders in the Merger are expected to be freely transferable subject to applicable securities laws.

Q:	When do you expect the Merger and the Proposed Transaction to be completed?

A:	The Merger and the Proposed Transaction are expected to close on , 2021, subject to the approvals of CSAN, CLOG and CZZ shareholders, regulatory approvals and consents and other customary closing conditions.

Q:	What happens if the Merger and/or the Proposed Transaction are not completed?

A:	If CZZ’s shareholders do not approve the Merger, or if the Proposed Transaction is not completed for any other reason, CLOG and CZZ will remain independent public companies and CLOG Shares and CZZ Shares will continue to be listed and traded on the B3 and the NYSE, respectively. CZZ will continue to be registered under the Exchange Act and file periodic reports with the SEC.

Q:	What regulatory approvals are needed to complete the Merger?

A: The closing of the Merger is not subject to regulatory approvals.

Questions and Answers About the CZZ Special Meeting

Q:	When and where will the special meetings be held?

A:	The CZZ Special Meeting will be held on , 2020, at p.m., time on the following digital platform: .

Q: Who is entitled to vote at the special meetings?

A:	Only holders of record of Class A common shares and Class B common shares of CZZ at the close of business on , 2020, the record date for voting at the CZZ Special Meeting, are entitled to vote at the CZZ Special Meeting.

Q:	How can I attend the CZZ special meeting?

A:	All shareholders will need proof of ownership of shares in CZZ in order to be admitted to the CZZ Special Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the CZZ Special Meeting, you must present an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on the CZZ record date.

Q:	What proposals will be considered at the CZZ special meeting?

A:	At the CZZ Special Meeting, CZZ shareholders will be asked to consider and vote on a proposal to adopt the Merger Protocol, which we refer to as the Merger Proposal.

Q:	How does the CZZ board of directors recommend that I vote?

A:	The CZZ board of directors unanimously approved the rationale behind the Proposed Transaction and instructed management to further assess its adoption and implementation. The Merger Protocol is yet to be prepared and negotiated and the CZZ board will deliberate whether such Merger Protocol is advisable, fair and in the best interests of CZZ in due course.

The CZZ board unanimously recommends that the CZZ shareholders vote “FOR” the Merger Proposal.

Q:	How do I vote?

A:	If you are a holder of record of Class A common shares or Class B common shares of CZZ as of the close of business on the record date for the CZZ Special Meeting, you may vote in person by attending the CZZ Special Meeting or, to ensure your shares are represented at the CZZ Special Meeting, you may vote by:

•	attending the CZZ Special Meeting in person or remotely by accessing the digital platform. Instructions for accessing the digital platform, including the necessary password, will be sent to shareholders who e-mail Georgeson LLC, the Information Agent for the Merger, by emailing, writing or telephoning the Information Agent at its address and telephone number set forth below by , 2020:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
cosan@georgeson.com

Shareholders, Banks and Brokers may call toll free: (866) 257-5415

•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Proxy cards, accompanied by their respective proof of representation and shareholding, must be sent to Computershare Trust Company, N.A., the Tabulation Agent for the Merger at its address set forth below:

By Express Mail, Courier, or Other Expedited Service:
Computershare Trust
Company, N.A.
Proxy Services
462 South 4th Street, Suite 1600, Louisville, KY, 40202, United States

By Mail:
Proxy Services
c/o Computershare
PO Box 505008 Louisville, KY 40233-9814

If your shares are held in street name, through a broker, bank, trustee or other nominee, please follow the instructions on a voting instruction card furnished by the record holder. If you hold your shares in street name and wish to vote virtually during the meeting, you must obtain a “legal proxy” from your bank, broker, trustee or other nominee. Once you have received a legal proxy from your bank, broker, trustee or other nominee, please email a scan or image of it to Georgeson at cosan@georgeson.com, with “Legal Proxy” noted in the subject line. Please note that the voting instruction form or notice regarding the availability of proxy materials you previously received with respect to the Special Meeting is not a legal proxy. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf, and, in that case, you would only be able to vote at the virtual Special Meeting. Requests for registration must be received by Georgeson LLC, the Information Agent for the Merger, no later than 5:00 p.m., Eastern Time, on         .

Q:	What is a “broker non-vote”?

A:	Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. “Non-routine” matters are matters that may substantially affect the rights or privileges of shareholders, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A “broker non-vote” occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the CZZ Special Meeting are routine matters for which brokers may have discretionary authority to vote, CZZ does not expect there to be any broker non-votes at the CZZ Special Meeting.

Q:	What vote is required to adopt the Merger Proposal

A:	Approving the Merger Proposal requires the affirmative vote of the holders of 75% of the outstanding Class A common shares and Class B common shares of CZZ in attendance and entitled to vote on the matter at the CZZ Special Meeting, voting together as a single class. Accordingly, a CZZ shareholder’s failure to submit a proxy card or to vote in person at the CZZ Special Meeting, an abstention from voting, or a broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal.

As of the record date for the CZZ Special Meeting, Aguassanta, the investment vehicle of Mr. Rubens Ometto Silveira Mello, held common shares of CZZ representing approximately          of the total voting power of the shares entitled to vote at the CZZ Special Meeting.  It is currently expected that Aguassanta will vote in favor of the Merger Proposal.  The affirmative vote of Aguassanta of all of its CZZ common shares in favor of the Merger Proposal constitutes sufficient votes to approve the Merger Proposal at the CZZ Special Meeting.

Q:	How many votes do I have?

A:	You are entitled to cast one vote for each Class A common share and 10 votes for each of Class B common share that you owned as of the close of business on the record date for the CZZ Special Meeting. As of the close of business on , 2020, there were 142,115,534 CZZ Shares issued and outstanding entitled to vote at the CZZ Special Meeting and 96,332,044 Class B common shares issued and outstanding entitled to vote at the CZZ Special Meeting.

Q:	What constitutes a quorum?

A:	A quorum of shareholders is necessary to transact business at the CZZ Special Meeting. The presence at the meeting, in person or by proxy, of two shareholders at least holding or representing by proxy more than forty-five percent (45%) of the issued shares of the Company outstanding as of the close of business on the Record Date and entitled to vote at the CZZ Special Meeting will constitute a quorum for the CZZ Special Meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee, that is, in “street name”, your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided by your broker, bank, trust company or other nominee to you. Please check the voting form used by your broker, bank, trust company or other nominee.

If you do not provide your broker, bank, trust company or other nominee with instructions, your broker, bank, trust company or other nominee will not submit a proxy, your CZZ shares will not be counted for purposes of determining a quorum at the CZZ Special Meeting, and will not be voted on the Merger Proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a registered holder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the CZZ board of directors.

Please note that you may not vote shares held in street name by returning a proxy card directly to CZZ, or by voting in person at the CZZ Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank, trust company or other nominee.

If you do not instruct your broker on how to vote your CZZ shares, your broker may not vote your CZZ shares, which will have the same effect as a vote “AGAINST” the Merger Proposal. However, because the Merger Proposal to be voted on at the CZZ Special Meeting is not a routine matter for which brokers may have discretionary authority to vote, CZZ does not expect any broker non-votes at the CZZ Special Meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote or revoke your proxy at any time before it is exercised at the CZZ Special Meeting by doing any of the following:

•	by sending a written notice of revocation to Georgeson LLC, the Information Agent for the Merger, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104, or by email to cosan@georgeson.com, which notice must be received at least before the CZZ Special Meeting;

•	by properly submitting a later-dated, new proxy card, which must be received by the Tabulation Agent before your CZZ shares are voted at the CZZ Special Meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	attending the CZZ Special Meeting remotely by accessing the digital platform and voting via the digital platform. Attendance at the CZZ Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

If you hold your CZZ shares in street name, then you must change your voting instruction by submitting new voting instructions to the broker, bank or other nominee that holds your CZZ shares.

Q:	What happens if I transfer my CZZ Shares before the CZZ Special Meeting?

A:	The record date for the CZZ Special Meeting is earlier than both the date of the CZZ Special Meeting and the date that the merger is expected to be completed. If you transfer your CZZ shares after the applicable record date but before the CZZ Special Meeting, you will retain your right to vote at the CZZ Special Meeting.

Q:	Do CZZ shareholders have appraisal or dissenters’ rights?

A:	The holders of CZZ shares of record, under Bermuda law, are entitled to appraisal rights in connection with the Merger. See “The Merger—Dissenters’ Rights of Appraisal for CZZ Shareholders”.

Q:	Who is the inspector of election?

A:	The CZZ board of directors has appointed a representative of , to act as the inspector of election at the CZZ Special Meeting.

Q:	Where can I find the voting results of the CZZ Special Meeting?

A:	The preliminary voting results are expected to be announced at the CZZ Special Meeting. In addition, within business days following certification of the final voting results, CZZ intends to furnish on Form 6-K the final voting results of its special meeting with the SEC.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this prospectus, including its Annex.

If you are a holder of record, in order for your shares to be represented at your special meeting, you must:

•	attend your special meeting in person;

•	vote through the Internet (if applicable) or by telephone by following the instructions included on your proxy card; or

•	indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares in street name, in order for your shares to be represented at your special meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided to you by your broker, bank, trust company or other nominee.

Q:	Who can help answer my questions?

A:	CZZ shareholders who have questions about the Merger Protocol or the Merger, who need assistance submitting their proxy or voting shares or who desire additional copies of this prospectus or additional proxy cards should contact Georgeson LLC, the Information Agent for the Merger:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
cosan@georgeson.com
Shareholders, Banks and Brokers may call toll free: (866) 257-5415

Summary

The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Merger and the Merger Protocol, we encourage you to read carefully this entire prospectus, including the annex thereto and exhibits to the registration statement of which this prospectus is a part. In addition, we encourage you to read the information incorporated by reference into this prospectus, which includes important business and financial information about CZZ that has been filed with the SEC. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”

The Parties

Cosan S.A./CSAN

We are an integrated energy and infrastructure company and a market leader in fuel distribution, sugar and ethanol production and natural gas distribution, and a subsidiary of CZZ. Our main operations include: (1) Raízen Energia, through which we produce and market a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse; (2) Raízen Combustíveis, through which we distribute and market fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; (3) gas and energy, including (i) the distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law; and (4) Moove, through which we produce and distribute lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark.

Our business consists of the business of CZZ excluding the business of CLOG. Given that, prior to the Merger, CLOG will merge into us, once the Merger is completed, our business will be the same as CZZ’s current business. See “Information About the Companies—Cosan Limited/CZZ” and “Where You Can Find More Information” for additional information on the business of CZZ.

We are a corporation (sociedade anônima) incorporated under the laws of Brazil on July 8, 1966 for an unlimited duration and registered under NIRE number 35300177045. Our legal name is Cosan S.A. and our commercial name is “Cosan.” Our registered office and principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is http://https://ri.cosan.com.br/en/.

Cosan Limited/CZZ

CZZ is one of the largest companies in Brazil with businesses in sectors which are strategic to Brazil’s development, such as energy and logistics. The following companies are part of the organization: CSAN and its subsidiaries, Compass, Moove, Raízen (which is under joint control) and CLOG with its subsidiary Rumo.

CZZ is the current holding company of the CZZ Group, which includes the CSAN Group and the CLOG Group. The CZZ 2019 Form 20-F includes consolidated information on the CZZ Group which also describes the businesses of the CSAN Group and the CLOG Group.

CZZ is a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. CZZ is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Its legal name is Cosan Limited and its commercial name is “Cosan.” CZZ’s registered office is located at Crawford

House, 50 Cedar Avenue, Hamilton HM11, Bermuda and its principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil. The general telephone and fax numbers of CZZ are 55 11 3897-9797 and 55 11 3897-9799, respectively. CZZ’s website is http://ir.cosanlimited.com/en. In addition, the SEC maintains a website that contains information which CZZ has filed electronically with the SEC, including its annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov.

Cosan Logística S.A./CLOG

CLOG’s business is focused on logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment.

CLOG is a corporation (sociedade anônima) incorporated under the laws of Brazil on April 23, 2012 for an unlimited duration and registered under NIRE number 35.300.447.581. CLOG’s legal name is Cosan Logística S.A. and its commercial name is “Cosan Logística.” CLOG’s registered office and principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil and its general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. CLOG’s website is https://ri.cosanlogistica.com/en/.

Risk Factors

The transaction contemplated by the Merger Protocol involve risks, some of which are related to such transactions themselves and others of which are related to the respective businesses of CZZ and CSAN investing in and ownership of CSAN ADSs and CSAN Shares following the consummation of such transactions, assuming they are completed. In considering the transactions contemplated by the Merger Protocol, you should carefully consider the information about these risks set forth under the section of this prospectus entitled “Risk Factors” beginning on page 9 of this prospectus together with the other information included in or incorporated by reference into this prospectus.

The Merger and the Merger Protocols

The CZZ Group form an energy and infrastructure conglomerate which, when taken together with its Joint Venture entities formed with Shell Brazil Holdings B.V., i.e., Raízen Combustíveis S.A. and Raízen Energia S.A., collectively known as “Raízen,” is active in fuel distribution, sugar and ethanol production, natural gas distribution, railway-based logistics and lubricants. CZZ is a “foreign private issuer” in accordance with Rule 405 of the Securities Act. CZZ’s class A common shares are registered with the Commission and listed on the NYSE under the ticker symbol “CZZ.” CSAN, CLOG and their respective subsidiaries are subsidiaries of CZZ. The CSAN Group is active in fuel distribution (through Raízen), sugar and ethanol production, natural gas distribution and lubricants. The CLOG Group is active in railway-based logistics. Both CSAN and CLOG are also publicly-traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively. We refer to the CZZ Group, the CSAN Group and the CLOG Group together as the “Cosan Group.”

As part of an effort to streamline its operations, the Cosan Group intends to carry out the Corporate Restructuring to enhance the current corporate structure by making CSAN the Cosan Group’s sole holding company. The Proposed Transaction is intended to simplify the Cosan Group’s corporate structure, unify and consolidate the Companies’ free floats, increase stock liquidity, and unlock value within the Cosan Group’s portfolio. As part of the Proposed Transaction, it is proposed that each of CZZ and CLOG will be merged into CSAN. Following the completion of the Proposed Transaction, the outstanding shares of CSAN will be directly owned by all shareholders of CZZ, CSAN and CLOG as of immediately prior to the completion of the Proposed Transaction. As part of the Merger, CSAN intends to issue CSAN ADSs to be listed on the NYSE/Nasdaq or CSAN Shares listed under the Novo Mercado segment of the B3 to the shareholders of CZZ immediately prior to the approval of the Merger. As for CLOG, once the Proposed Transaction is completed, holders of CLOG shares immediately prior to the approval of the Proposed Transaction would become owners of shares of CSAN.

The Merger Protocols provide that, subject to the terms and conditions described therein, and upon consummation of all of the transactions contemplated thereby, each of CZZ and CLOG will both be merged into

CSAN and cease to exist. The terms and conditions of the contemplated transactions are contained in each relevant Merger Protocol, which is described in this prospectus and which is included herein as Exhibit 3.1. You are encouraged to read the Merger Protocols carefully, as they are the legal documents that govern the Proposed Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the proposed transactions are qualified in their entirety by reference to the Merger Protocols.

The CZZ Special Meeting

Date, Time and Place of the CZZ Special Meeting

The CZZ Special Meeting will be held on         , 2020, at          a.m./p.m.          Time on        .

Record Date; Shares Entitled to Vote

Only holders of record of outstanding CZZ shares at the close of business on         , the Record Date for the CZZ Special Meeting fixed by CZZ’s board of directors, are entitled to receive notice of, and to vote at, the CZZ Special Meeting.

At the close of business on the Record Date, there were approximately 142,115,534 CZZ Shares outstanding and entitled to vote for an aggregate vote of approximately          (or one vote per share) and 96,332,044 shares of CZZ Class B Common Shares outstanding and entitled to vote for an aggregate vote of          (or ten votes per share). Holders of CZZ Shares and CZZ Class B Common Shares will vote together as a single class on all matters being presented in this prospectus for an aggregate of, as of the close of business on the Record Date, approximately          votes.

Quorum

The presence at the meeting, in person or by proxy, of two shareholders at least holding or representing by proxy more than forty-five percent (45%) of the issued shares of the Company outstanding as of the close of business on the Record Date and entitled to vote at the CZZ Special Meeting will constitute a quorum for the CZZ Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the CZZ Special Meeting. A quorum is necessary to transact business at the CZZ Special Meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. If a quorum is not present, the CZZ Special Meeting may be adjourned to allow additional time to solicit proxies or votes. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Required Vote

Approval of the Merger Protocol (the “Merger Proposal”) requires the affirmative vote of the holders of 75% of the outstanding CZZ Shares in attendance and entitled to vote on the matter at the CZZ Special Meeting, voting together as a single class. Votes to abstain will have the same effect as votes “AGAINST” the approval of the Merger Proposal. “Votes cast” means the votes actually cast “FOR” or “AGAINST” a particular proposal, whether in person or by proxy. An abstention will not constitute a vote cast.

As of the record date for the CZZ Special Meeting, Aguassanta, the investment vehicle of Mr. Rubens Ometto Silveira Mello, held common shares of CZZ representing approximately     % of the total voting power of the shares entitled to vote at the CZZ Special Meeting.  It is currently expected that Aguassanta will vote in favor of the Merger Proposal.  The affirmative vote of Aguassanta of all of its CZZ common shares in favor of the Merger Proposal constitutes sufficient votes to approve the Merger Proposal at the CZZ Special Meeting.

For additional information, see the section of this prospectus entitled “The CZZ Special Meeting.”

Merger Consideration

Pursuant to the terms and subject to the conditions set forth in the Merger Protocol, upon the completion of the Merger each CZZ Shares issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the Merger Protocol) will be automatically converted into the right to receive       validly issued and allotted, fully paid-up CSAN ADSs. Following the Merger, any holder of CSAN ADSs may cause such CSAN ADSs to be cancelled and to have an equal number of validly issued and allotted, fully paid-up CSAN Shares issued to such holder in replacement thereof. The ADS Depositary has agreed to waive the cancellation fee for cancellations completed during the period of thirty (30) calendar days after the completion of the Merger.

For more information on the merger consideration, see the section of this prospectus entitled “The Merger Documents—Merger Protocol—Merger Consideration.”

Exchange Ratio for Shareholders of CZZ

The Exchange Ratio will be      CZZ Share for       CSAN ADS. For more information, see the section of this prospectus entitled “The Merger—Overview.”

Reasons for the Proposed Transaction

The board of directors of each of CZZ, CSAN and CLOG considered a number of factors in making their respective determinations that the Merger Protocol is fair to and in the best interests of each of CZZ, CSAN and CLOG, respectively, and their respective shareholders. After careful consideration, the CZZ board of directors has (i) approved, adopted and declared advisable the Merger Protocol and all of the transactions contemplated by the Merger Protocol, (ii) declared that it is fair to and in the best interests of CZZ and its shareholders that CZZ enter into the Merger Protocol and consummate the transactions contemplated by the Merger Protocol and (iii) directed that the Merger Protocol be submitted to the shareholders of CZZ and recommended that the shareholders of CZZ vote their CZZ Shares in favor of the adoption of the Merger Protocol at the CZZ Special Meeting (such recommendation, the “CZZ Board Recommendation”). After due consideration and discussion of such factors, the board of directors of CSAN unanimously approved the execution of the Merger Protocol and the authorization for its executive officers to implement the transaction contemplated by the Merger Protocol.

For more information on the reasons underlying the decision by the board of directors of CZZ, CSAN and CLOG, respectively, to approve the transactions contemplated by the Merger Protocols, see the sections of this prospectus entitled “The Merger—Recommendation of the CZZ Board of Directors; CZZ’s Reasons for the Merger” and “The Merger—CSAN’s Reasons for the Merger.”

Shareholder Approval of CSAN and CLOG

CSAN shareholders and CLOG shareholders will also be asked to approve certain terms relating to the Proposed Transaction and any other matters related thereto at a series of extraordinary general meetings of CSAN shareholders and CLOG shareholders, such as the approval of amendments to their respective by-laws. See also “The Merger—Shareholder Approval of CSAN” and “The Merger—Withdrawal Rights for CSAN and CLOG Shareholders.”

Please note that this document is not a proxy or solicitation of votes for the extraordinary general meeting of the shareholders of CSAN at which such shareholders will be asked to approve the Merger, or the “CSAN Extraordinary General Meeting,” the extraordinary general meeting of the shareholders of CLOG at which such shareholders will be asked to approve the Proposed Transaction, or the “CLOG Extraordinary General Meeting,” or any extraordinary general meeting of the shareholders of CSAN or CLOG that will be held in connection with the Merger.

Withdrawal Rights for CSAN and CLOG Shareholders

Dissenting shareholders at the extraordinary general meetings for the CSAN Shareholder Approval  (as defined below) will not have withdrawal rights, while dissenting shareholders at the extraordinary general meetings for the CLOG Shareholder Approval will have withdrawal rights.

Dissenters’ Rights of Appraisal for CZZ Shareholders

The holders of CZZ shares of record, under Bermuda law, are entitled to appraisal rights in connection with the Merger. See “The Merger—Dissenters’ Rights of Appraisal for CZZ Shareholders.”

Conditions Precedent That Must Be Satisfied or Waived for the Merger to Occur

As more fully described in this prospectus and as set forth in the Merger Protocol, in addition to obtaining certain required regulatory approvals, closing of the Merger is subject to certain additional conditions, including, among others, customary conditions relating to the shareholders’ approval of CSAN and CZZ.

For more information on the conditions precedent that must be satisfied or waived for the Merger to occur, see the section of this prospectus entitled “The Merger Documents—The Merger Protocol—Conditions to the Mergers.”

Material U.S. Tax Considerations

For information on U.S. taxation considerations, see the section of this prospectus entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Tax matters are very complicated, and the tax consequences of the Merger to each holder of CZZ Shares may depend on such shareholder’s particular facts and circumstances. Holders of CZZ Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Merger.

Brazilian Taxation

For more information on Brazilian taxation considerations, see the section of this prospectus entitled “Material Tax Considerations—Material Brazilian Tax Considerations.”

Accounting Treatment of the Merger

The Merger will be accounted for by CSAN on a book value basis. For a more detailed discussion of the accounting treatment of the Merger, see the section of this prospectus entitled “The Merger—Accounting Treatment of the Merger.”

Treatment of Equity and Equity-Based Awards

Certain of the equity compensation plans which we make available to our directors, executive officers and members of our management may vest on the completion of the Merger.

For more information on treatment of equity and equity-based awards, see the section of this prospectus entitled “The Merger—Treatment of Equity and Equity-based Awards.”

Interests of Certain Persons in the Merger

CZZ shareholders should be aware that CZZ directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of CZZ shareholders. The material interests of CZZ directors and executive officers that shareholders should be aware of are as follows:

•	the continued engagement and/or employment, as applicable, of certain board members and executive officers of CZZ, including positions as directors on the board of directors of CSAN, as described in the section of this prospectus entitled “Board of Directors and Management of CSAN Following Completion of the Merger”; and

•	the treatment in the Merger of equity and equity-based awards, as described in the section of this prospectus entitled “The Merger—Treatment of Equity and Equity-Based Awards.”

CZZ’s board of directors was aware of the potentially differing interests of CZZ directors and executive officers and considered them, among other matters, in reaching its decision to adopt the Merger Protocol, and to recommend that you vote in favor of the Merger Proposal.

These interests are described in more detail and quantified under the section of this prospectus entitled “Management and Compensation of CZZ—Interests of CZZ’s Directors and Executive Officers in the Merger.” CZZ’s shareholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal.

For further information with respect to arrangements between CZZ and its executive officers and directors, as well as arrangements for CSAN director nominees, see the information included under the section of this prospectus entitled “Interests of Certain Persons in the Merger.”

Board of Directors and Management of CSAN Following Completion of the Merger

Upon the closing of the Merger contemplated by the Merger Protocol, CSAN’s board of directors will consist of at least five (5) members and at most twenty (20) members and be composed as follows: Mr. Rubens Ometto Silveira Mello, Mr. Burkhard Otto Cordes, Mr. Dan Ioschpe, Mr. Mailson Ferreira da Nóbrega, Mr. Luís Henrique Cais de Beauclair Guimarães and Mr. Marcelo Eduardo Martins, whose term of office shall be carried out until the annual shareholders’ meeting of 2021.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of CSAN may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of CSAN of between 5% and 10% (depending on the aggregate value of capital stock of CSAN at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Listing of CSAN Shares

The CSAN Shares are listed on the B3 and will continue to be so listed after the Merger. For more information regarding the listing and trading of CSAN Shares, see the information included under the section “Information Required by B3 from Companies Listed on the Novo Mercado.”

Listing of CSAN ADSs

CSAN will apply to list the CSAN ADSs on the NYSE/Nasdaq. There can be no assurance that the CSAN ADSs will be accepted for trading on the NYSE/Nasdaq.

Delisting and Deregistration of CZZ Shares

After the Merger is completed, the CZZ Shares will be delisted from the NYSE and will be deregistered under the Exchange Act, after which CZZ will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to CZZ Shares.

Comparison of the Rights of Holders of CSAN Shares and CZZ Shares

As a result of the Merger, the holders of CZZ Shares will become holders of CSAN Shares, and their rights will be governed by Brazilian Law and the CSAN Bylaws. Following the closing of the Merger, former CZZ shareholders will have different rights as CSAN shareholders than they did as CZZ shareholders. For a summary of the material differences between the rights of CZZ shareholders and CSAN shareholders, see the section of this prospectus entitled “Comparison of The Rights of Holders of CSAN Shares and CZZ Shares.”

Selected Financial Data of CZZ

For information on selected financial data of CZZ, see the section of this prospectus entitled “Selected Financial Data of CZZ.”

Comparative per Share Market Data

The following table presents the closing price per each CSAN Share on the B3 and per each CZZ Share on the NYSE, respectively, on (a)       , 2020, the last trading day prior to the date of public announcement of CSAN and CZZ of the execution of the Merger Protocol and (b)          , 2020, the last practicable trading day prior to the mailing of this prospectus.

Date	CSAN Share Closing Price (B3)		CZZ Share Closing Price (NYSE)	Implied Per Share Value of Merger Consideration
	In reais	In U.S.$(1)	In U.S.$
, 2020
, 2020

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

Comparative Historical and Unaudited Pro Forma per Share Data

The following tables include historical and unaudited pro forma per share data.

CSAN Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016	2015
	(in reais)
Book value per share(1)	27.23	27.00	25.30	23.25	22.01	21.39
Basic earnings per share	1.07	6.13	4.19	3.20	2.74	1.33
Diluted earnings per share	1.06	6.10	4.17	3.19	2.67	1.30
Cash dividends per share(2)	—	1.00	1.15	0.94	2.15	0.68

(1)	Book value per share is calculated by dividing total equity attributable to the owners of CSAN by the number of historical shares outstanding as of the end of the applicable period.

(2)	Cash Dividends per share is calculated by dividing total dividends (including dividends and interest on equity) paid by CSAN by the total historical number of shares outstanding as of the end of the applicable period.

CZZ Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016	2015
	(in U.S. dollars)
Book value per share(1)	4.10	6.04	6.98	7.51	7.27	5.82
Basic earnings per share(2)	0.73	1.45	1.12	0.61	0.20	0.42
Diluted earnings per share(2)	0.71	1.40	1.08	0.60	0.20	0.42
Cash dividends per share(3)	—	—	0.08	0.08	0.09	0.11

(1)	Book value per share is calculated by dividing total equity attributable to the owners of CZZ by the number of historical shares outstanding as of the end of the applicable period.

(2)	Represents basic and diluted earnings per share from continuing operations.

(3)	Cash Dividends per share is calculated by dividing total dividends paid by CZZ by the total historical number of shares outstanding as of the end of the applicable period.

Pro Forma Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019
	(in U.S. dollars)
Book value per share(1)
Basic earnings per share(2)
Diluted earnings per share(2)

(1)	Pro forma book value per share assumes that the Merger was completed on , 2020. Pro forma book value per share is calculated by dividing total pro forma book value divided by the number of pro forma shares outstanding as of , 2020.

(2)	Pro forma basic and diluted earnings per share and assume that the Merger was consummated on January 1, 2020.

Risk Factors

By voting in favor of the Merger, CZZ shareholders will be choosing to invest in CSAN ADSs and CSAN Shares. Investing in CSAN ADSs and CSAN Shares involves risks, some of which are related to the Merger. In considering whether to vote for the Merger, you should carefully consider the risks described below, as well as the other information included in or incorporated by reference into this prospectus, including the matters addressed in the section of this prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risk factors described under “Item 3. Key Information–D. Risk Factors” of the CZZ 2019 Form 20-F, as such risks may be updated or supplemented in CZZ’s subsequently furnished reports on Form 6-K. The business of the combined company, as well as the respective businesses of CSAN and CZZ, as well as their respective financial condition or results of operations, could be materially adversely affected by any of these risks.

For information on where you can find the documents CZZ has filed with the SEC and which are incorporated into this prospectus by reference, please see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Risks Relating to the Merger

The timing and completion of the Merger is subject to the approval of the shareholders of CZZ and CSAN, as well as other uncertainties. As a result, there is no assurance as to whether and when the Merger will be completed.

Closing of the Merger is subject to certain conditions, including, the approval of the Merger by the shareholders of the Companies, among others.

Any delay in completing the Merger could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve if the Merger is successfully completed within the expected timeframe. Further, there can be no assurance that the Merger will be approved or that the Merger will be completed. The Merger may be completed on terms that differ, perhaps substantially, from those described herein and in the Merger Protocol. For more information, see the section of this prospectus entitled “The Merger Documents—The Merger Protocol—Conditions to the Mergers.”

Failure to complete the Merger could negatively impact the share price and the future business and financial results of CZZ and CSAN.

If the Merger is not completed for any reason, including as a result of CZZ shareholders failing to adopt the Merger Protocol, the ongoing businesses of each of CSAN and CZZ may be adversely affected and, without realizing any of the benefits of having completed the Merger, CSAN and CZZ would be subject to a number of risks, including the following:

•	CSAN and CZZ may experience negative reactions from the financial markets, including negative impacts on their share prices; and

•	CSAN and CZZ may experience negative reactions from their customers, regulators and employees.

In addition, CSAN and CZZ could be subject to litigation related to any failure to complete the Merger. If the Merger is not completed, these risks may materialize and may adversely affect CSAN’s or CZZ’s businesses, financial condition, financial results and/or share price. For more information about the Merger Protocol, see the section of this prospectus entitled “The Merger Documents—The Merger Protocol.”

Third parties may terminate or alter existing contracts or relationships with CZZ or CSAN as a result of the announcement, pendency or completion of the Merger.

Each of CSAN and CZZ has contracts with customers, employees, suppliers, vendors, distributors, landlords, lenders, licensors, Joint Venture partners and other business partners, and these contracts may require CSAN or CZZ, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Merger, which in turn may result in CSAN or CZZ suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which CSAN or CZZ have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with CSAN or CZZ, as applicable. Parties with whom CSAN or CZZ otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

The Merger may not result in increased share liquidity for CZZ shareholders.

CSAN cannot predict whether a liquid market for the CSAN Shares and CSAN ADSs will be maintained. If the CSAN Shares and CSAN ADSs are not liquid or are less liquid than the CZZ Shares, you may experience a decrease in your ability to sell your CSAN Shares and CSAN ADSs compared to your ability to sell the CZZ Shares you currently hold.

Certain of CZZ’s and CSAN’s outstanding indebtedness requires lender waivers or consents in connection with the Merger. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Merger.

The terms of certain of CZZ’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of CZZ, unless we obtain prior creditor consent. The terms of certain of CSAN’s indebtedness also contain cross-acceleration provisions that could be triggered by such acceleration upon or following the completion of the Merger.

If waivers of change of control provisions or requisite consents from holders of such indebtedness, as applicable, to the transfer of control of CZZ to CSAN as a result of the completion of the Merger are not obtained, or if sufficient consents to the waiver of the applicable cross-acceleration provisions in such indebtedness are not obtained, or if CZZ and/or CSAN are unable to refinance or prepay such indebtedness prior to the completion of the Merger, a significant portion of CZZ’s indebtedness could be accelerated by the holders of such debt upon completion of the Merger. The resulting acceleration of CZZ’s indebtedness could adversely affect CSAN’s, CSAN’s and CZZ’s financial condition.

As a holding company, CSAN will depend on limited forms of funding to fund its operations.

As a holding company, CSAN has no significant assets other than the shares of its subsidiaries. CSAN’s primary sources of funding and liquidity are dividends from its subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. CSAN’s ability to meet the obligations to its direct creditors and employees and other liquidity needs and regulatory requirements depends on timely and adequate distributions from its subsidiaries and its ability to sell securities or obtain credit from its lenders.

CSAN’s ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from its principal operating subsidiaries. Statutory provisions regulate CSAN’s operating subsidiaries’ ability to pay dividends. If CSAN’s operating subsidiaries are unable to pay dividends to CSAN in a timely manner and in amounts sufficient to pay for CSAN’s operation and financing expenses or to declare and pay dividends and to meet its other obligations, CSAN may not be able to pay dividends or it may need to seek other sources of funding.

Furthermore, CSAN’s inability to sell its securities or obtain funds from its lenders on favorable terms, or at all, could also result in CSAN experiencing financial difficulties, among other adverse effects. There has been no prior market for the CSAN ADSs. An active public market in the CSAN ADSs may not develop or be sustained after their issuance. CSAN’s inability to meet its liquidity needs and regulatory requirements may disrupt its operations at the holding company level.

CSAN and CZZ may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Merger.

CSAN’s success after completion of the Merger will depend in part upon the ability of CSAN to retain key employees of CSAN and CZZ. Competition for qualified personnel can be intense. Current and prospective employees of CSAN or CZZ may experience uncertainty about the effect of the Merger, which may impair CSAN’s and CZZ’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of CSAN and CZZ may experience uncertainty about their future roles with the combined company.

In addition, if key employees of CSAN or CZZ depart, the integration of the companies may be more difficult and the combined company’s business following the Merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of CSAN or CZZ, and the combined company’s ability to realize the anticipated benefits of the Merger may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that CSAN will be able to attract or retain key employees of CSAN and CZZ to the same extent that those companies have been able to attract or retain their own employees in the past.

CZZ’s executive officers and directors have interests in the Merger that may be different from the interests of CZZ shareholders generally.

When considering the recommendation of CZZ’s board of directors that CZZ’s shareholders adopt the Merger Protocol, CZZ shareholders should be aware that directors and executive officers of CZZ have certain interests in the Merger that may be different from or in addition to the interests of CZZ shareholders generally. The material interests of CZZ directors and executive officers that shareholders should be aware of are as follows:

•	the continued engagement and/or employment, as applicable, of certain board members and executive officers of CZZ, including positions as directors on the board of directors of CSAN, as described in the section of this prospectus entitled “Board of Directors and Management of CSAN Following Completion of the Merger”; and

•	the treatment in the Merger of equity and equity-based awards, as described in the section of this prospectus entitled “The Merger—Treatment of Equity and Equity-Based Awards.”

As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of CZZ’s directors or executive officers and CSAN and their respective subsidiaries. CZZ’s board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Protocol and the Merger and in recommending that the CZZ shareholders adopt the Merger Protocol.

Please see the section of this prospectus entitled “Management and Compensation of CZZ—Interests of CZZ’s Directors and Executive Officers in the Merger.”

CSAN and CZZ will incur significant transaction and merger-related costs in connection with the Merger.

CSAN and CZZ have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Merger. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain CSAN and CZZ executives, filing fees, printing expenses and other related charges. Some of these costs are payable by CSAN and CZZ regardless of whether the Merger is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies’ businesses. While both CSAN and CZZ have assumed that a certain level of expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Protocol and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Merger that CSAN and CZZ may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits CSAN and CZZ expect CSAN to achieve from the Merger. Although CSAN and CZZ expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of the Merger Consideration may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may result in the price of CSAN Shares (which are denominated in Brazilian reais) and CSAN ADSs in U.S. dollars being adversely affected, which could decrease the value of the Merger Consideration. See also “Risk Factors—Risks Relating to the Countries in Which We Operate—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.”

Risks Relating to the CSAN Shares and CSAN ADSs

CSAN ADSs to be received by CZZ shareholders as a result of the Merger will have different rights from the CZZ Shares shareholders hold prior to the Merger.

Upon completion of the Merger, the rights of former CZZ shareholders who become  shareholders of CSAN or holders of CSAN ADSs will be governed by the CSAN By-Laws (the “CSAN By-Laws”), and by the laws of Brazil, as well as by the deposit agreement in the case of the CSAN Shares. The rights associated with CZZ Shares are different from the rights associated with CSAN Shares and CSAN ADSs. Material differences between the rights of shareholders of CZZ and the rights of shareholders of CSAN include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, preemptive rights, the election of directors, the removal of directors, the duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment or postponement of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders and provisions relating to the ability to amend governing documents. See the section of this prospectus entitled “Comparison of the Rights of Holders of CSAN Shares and CZZ Shares” and “Description of CSAN ADSs and CSAN Deposit Agreement.”

The trading of CSAN Shares and CSAN ADSs after completion of the Merger may cause the market price of CSAN Shares and CSAN ADSs to fall.

Following completion of the Merger, the CSAN Shares are expected to be publically traded on the B3 and the CSAN ADSs are expected to be publically traded on the NYSE/Nasdaq, enabling former CZZ shareholders to sell the CSAN Shares and CSAN ADSs they receive in the Merger. Such sales of CSAN Shares and CSAN ADSs may take place promptly following the Merger and could have the effect of decreasing the market price for CSAN Shares and CSAN ADSs owned by former CZZ shareholders and CSAN shareholders below the market price of the CZZ Shares or CSAN Shares owned by such CZZ shareholders and CSAN shareholders prior to completion of the Merger.

You are being offered a fixed number of CSAN ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of CSAN ADSs in the Merger, rather than a number of CSAN ADSs with a fixed market value. Consequently, the market value of CSAN ADSs, and of the CZZ Shares at the time of the completion of the Merger, may fluctuate significantly from the date of this prospectus, and the exchange ratio that has been approved for this Merger might not be reflective of future market price ratios of CSAN ADSs relative to CZZ Shares. In addition, the market price of CSAN ADSs and CZZ Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, CZZ Shares before the Merger is completed and CSAN ADSs before and after the Merger is completed.

CSAN ADSs may not be as liquid as CSAN Shares, or shareholders’ existing CZZ Shares or CSAN Shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that CSAN ADSs listed on the NYSE/Nasdaq will be less liquid than CSAN Shares listed on the B3. In addition, investors may incur higher transaction costs when buying and selling CSAN ADSs than they would incur in buying and selling CSAN Shares or CZZ Shares.

There is no guarantee that an active public market in CSAN ADSs will develop or be sustained after consummation of the Merger. If an active market for CSAN ADSs does not develop after consummation of the Merger, the market price and liquidity of CSAN ADSs may be adversely affected.

The market price of CSAN ADSs after the Merger may be affected by factors different from those that may currently affect the market price of CZZ Shares.

Upon completion of the Merger, holders of CZZ Shares will become holders of CSAN ADSs. After the Merger, the market price of CSAN ADSs may be affected by factors different from those currently affecting the market price of CZZ Shares.

The Depositary Trust Company may not accept CSAN ADSs for deposit and clearing within their facilities or may cease to act as depository and clearing agencies for CSAN ADSs.

Although CSAN expects and will take all reasonable steps to ensure that, upon completion of the Merger, CSAN ADSs will be eligible for deposit and clearing within the clearance services, the clearance services are not obligated to accept CSAN ADSs for deposit and clearing within their facilities at completion of the Merger and, even if they do initially accept CSAN ADSs, they will generally have discretion to cease to act as depository and clearing agencies for CSAN ADSs. If the clearance services determine at any time that CSAN ADSs are not eligible for continued deposit and clearance within their facilities, then CSAN believes that CSAN ADSs would not be eligible for continued listing on the NYSE/Nasdaq and trading in CSAN ADSs would be disrupted. While CSAN would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of CSAN ADSs.

CSAN’s maintenance of two exchange listings may adversely affect liquidity in the market for CSAN Shares CSAN ADSs and result in pricing differentials between the two exchanges.

It is expected that the CSAN Shares will be listed on the B3 and that the CSAN ADSs will be listed on the NYSE/Nasdaq. It is not possible to predict how trading will develop on such markets. The listing of CSAN Shares and CSAN ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for CSAN Shares on the B3 CSAN ADSs on the NYSE/Nasdaq. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for CSAN Shares and CSAN ADSs.

There has been no prior public market for CSAN ADSs, and the market price of CSAN ADSs may be volatile.

The CSAN Shares are listed on the B3 and CSAN plans to list the CSAN ADSs on the NYSE/Nasdaq. The market price of CSAN Shares and CSAN ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of CSAN Shares and CSAN ADSs, regardless of CSAN’s actual operating performance. Factors that could cause fluctuations in the price of CSAN Shares and CSAN ADSs include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial projections by CSAN, if any, or by any securities analysts that might cover CSAN ADSs;

•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by CSAN or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of CSAN’s operations or lawsuits filed against it;

•	additions or departures of key personnel;

•	volatility in global and Brazilian capital markets;

•	variations in exchange rates and in particular the exchange rate between the Brazilian real and the U.S. dollar;

•	other factors affecting the price of securities listed on the B3 and NYSE/Nasdaq; and

•	issuances or sales of CSAN Shares or CSAN ADSs, including sales of shares by its directors and officers or its key investors.

Shareholders could be diluted in the future, which could also adversely affect the market price of CSAN Shares and CSAN ADSs.

It is possible that CSAN may decide to offer additional CSAN Shares or CSAN ADSs or securities convertible therein in the future either to raise capital or for other purposes. If CSAN shareholders do not take up such offer of CSAN Shares or CSAN Shares or CSAN ADSs or were not eligible to participate in such offering, their proportionate ownership and voting interests in CSAN would be reduced. An additional offering could have a material adverse effect on the market price of CSAN ADSs.

In addition, according to Article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

Exchange controls and restrictions on remittances abroad may adversely affect holders of the CSAN ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Brazilian Central Bank, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the CSAN ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the CSAN ADSs. In such a case, the ADS Depositary will distribute reais or hold the reais it cannot convert for the account of the CSAN ADS holders who have not been paid.

Holders of the CSAN ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil, and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the CSAN ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our CSAN ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the CSAN Shares and CSAN ADSs.

Investments in securities, such as our common shares or CSAN ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. As an example, as of June 30, 2020, the aggregate market capitalization of all companies listed on the B3 amounted to approximately R$4.0 trillion, and the average daily trading volume was approximately R$25.9 billion, according to data from the B3 itself. The Brazilian capital market is significantly concentrated, with the top ten shares traded on the B3 accounting for approximately 41.4% of the total volume of shares traded on the B3 in June 2020. In comparison, the New York Stock Exchange had a market capitalization of approximately U.S.$18.3 trillion as of June 30, 2020, and an average daily trading volume of U.S.$169.9 billion in June 2020. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the CSAN Shares, including the CSAN Shares underlying the CSAN ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the CSAN ADSs, and as a result, the ability of holders of the CSAN ADSs to sell at the desired price or time may be significantly hindered.

Holders of the CSAN ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the CSAN ADSs may have fewer and less well-defined rights.

Holders of CSAN ADSs are not direct shareholders of CSAN and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law, and holders of CSAN Shares are generally required under our by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the CSAN ADSs at a potential disadvantage.

Holders of the CSAN ADSs do not have the same voting rights as our shareholders.

Holders of the CSAN ADSs do not have the same voting rights as holders of the CSAN Shares. Holders of the CSAN ADSs are entitled to the contractual rights set forth for their benefit under the CSAN deposit agreement. CSAN ADS holders exercise voting rights by providing instructions to the ADS Depositary (as defined herein), as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of CSAN ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

Due to delays in notification to and by the ADS Depositary, the holders of the CSAN ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the CSAN Shares underlying their CSAN ADSs to vote such shares in person or by proxy.

Despite CSAN’s efforts, the ADS Depositary may not receive voting materials for CSAN Shares represented by CSAN ADSs in time to ensure that holders of such CSAN ADSs can either instruct the ADS Depositary to vote the CSAN Shares underlying their CSAN ADSs or withdraw such shares to vote them in person or by proxy.

In addition, the ADS Depositary’s liability to holders of CSAN ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the CSAN ADSs. As a result, holders of CSAN ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the ADS Depositary or CSAN if the CSAN Shares underlying their CSAN ADSs are not voted as they have requested or if the CSAN Shares underlying their CSAN ADSs cannot be voted.

An exchange of CSAN ADSs for shares risks the loss of certain foreign currency remittance advantages.

The CSAN ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of CSAN ADSs who exchange their CSAN ADSs for CSAN Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of CSAN ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the CSAN ADSs may not be imposed in the future.

Holders of the CSAN ADSs may not be able to exercise the preemptive rights relating to the CSAN Shares.

Holders of the CSAN ADSs may not be able to exercise the preemptive rights relating to the CSAN Shares underlying their CSAN ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the CSAN ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the CSAN ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Description of CSAN Shares and CSAN By-Laws—Preemptive Rights.”

The holders of the CSAN Shares (including the CSAN Shares underlying the CSAN ADSs) may not receive dividends or interest on own capital.

According to our by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

In addition, Brazilian Corporate Law allows publicly-held companies, like CSAN, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if CSAN’s management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of CSAN’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by CSAN’s fiscal council, if installed. In addition, CSAN’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the CSAN Shares (including the CSAN Shares underlying the CSAN ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the CSAN Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the CSAN ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, following the declaration of effectiveness of the registration to which this prospectus is attached, we will be required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

CSAN is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE/Nasdaq, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE/Nasdaq rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE/Nasdaq corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three independent members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee; or

•	have regularly scheduled executive sessions of our board that consist of independent directors only.

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE/Nasdaq corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Description of CSAN Shares and CSAN By-Laws—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

Risks Relating to Tax Matters

Under Brazilian tax law, the disposition of CSAN Shares will be subject to Brazilian income tax and the disposition of CSAN ADSs may also be subject to Brazilian income tax.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to income tax in Brasil at a progressive rate of 15% up to 22.5%. It is arguable that the progressive rates mentioned above should not apply and, in such case, non-residents of Brazil would be subject to income tax at a fixed rate of 15% in the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction. The application of such progressive rates, however, is the most conservative position.

While we do not expect the CSAN ADSs to be treated as assets located in Brazil, they may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of CSAN ADSs by non-residents of Brazil may be subject to Brazilian income taxation. Although the holders of CSAN ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of CSAN ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

CSAN Shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of CSAN Shares, even by non-residents of Brazil, as a general rule, are expected to be subject to Brazilian income taxation. Despite such general rule, capital gains assessed by foreign investors on the sale of the CSAN Shares in the Brazilian stock exchange are currently exempt from taxation in Brazil, provided that (i) the investment in the CSAN Shares are carried out pursuant to Resolution 4,373 and (ii) the investor is not resident or domiciled in a tax haven jurisdiction.

The effective tax rate that will apply to CSAN is uncertain and may vary from expectations.

There can be no assurance that the Merger will allow CSAN to maintain any particular worldwide effective corporate tax rate. No assurances can be given as to what CSAN’s effective tax rate will be after completion of the Merger because of, among other things, uncertainty regarding the jurisdictions in which CSAN will derive income and the amounts derived thereof and uncertainty regarding the tax policies of the jurisdictions in which it operates. CSAN’s actual effective tax rate may vary from CSAN’s and CZZ’s expectations and that variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices could change in the future.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which CSAN and its subsidiaries operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon CSAN’s business directly or indirectly.

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions.

In Brazil, particularly, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on CSAN, its subsidiaries and jointly controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Future changes in tax policy laws may adversely affect CSAN’s financial and operating results.

Risks Related to CZZ’s Business

You should read and consider the risk factors specific to CZZ’s business that will also affect the combined company after the Merger. These risks are described in “Item 3. Key Information—D. Risk Factors” of the CZZ 2019 Form 20-F, as such risks may be updated or supplemented in CZZ’s subsequently furnished reports on Form 6-K or other reports on Form 6-K, which are incorporated by reference into this prospectus. See the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” prospectus.

Comparative Per Share Market Data

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each common share for CSAN and CLOG and for each common share for CZZ on the B3 and the NYSE, respectively, in each case not considering share prices adjusted by dividends. See “Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

	CSAN (B3)				CLOG (B3)				CZZ (NYSE)
	Reais per Common Share		U.S. Dollars per Common Share(1)		Reais per Common Share		U.S. Dollars per Common Share(1)		U.S. Dollars per Common Share
	High	Low	High	Low	High	Low	High	Low	High	Low
2015
Annual	24.69	14.66	4.51	2.68	11.89	3.19	2.17	0.58	8.06	2.75
2016
Annual	38.99	18.72	7.12	3.42	5.07	1.65	0.93	0.30	9.29	2.60
2017
Annual	39.42	28.20	7.20	5.15	9.94	4.97	1.82	0.91	10.13	5.69
2018
First Quarter	44.52	37.77	8.13	6.90	10.25	9.03	1.87	1.65	11.76	10.09
Second Quarter	39.22	33.16	7.16	6.06	10.95	8.90	2.00	1.63	10.78	7.63
Third Quarter	38.00	31.06	6.94	5.67	10.75	9.10	1.96	1.66	8.52	6.26
Fourth Quarter	36.03	30.42	6.58	5.56	13.05	9.20	2.38	1.68	8.95	6.26
Annual	44.52	30.42	8.13	5.56	13.05	8.90	2.38	1.63	11.76	6.26
2019
First Quarter	44.50	34.02	8.13	6.21	16.06	13.17	2.93	2.41	13.03	9.18
Second Quarter	47.98	41.23	8.76	7.53	17.80	13.70	3.25	2.50	13.36	10.97
Third Quarter	53.83	46.09	9.83	8.42	20.93	17.65	3.82	3.22	15.50	12.82
Fourth Quarter	68.57	50.42	12.52	9.21	23.50	19.74	4.29	3.60	23.27	14.62
Annual	68.57	34.02	12.52	6.21	23.50	13.17	4.29	2.41	23.27	9.18
Most recent six months:
March 2020	75.45	45.04	13.78	8.23	18.58	11.21	3.39	2.05	19.63	9.62
April 2020	60.71	47.10	11.09	8.60	17.13	15.34	3.13	2.80	14.04	11.05
May 2020	64.89	56.55	11.85	10.33	19.29	15.29	3.52	2.79	13.65	10.61
June 2020	71.60	65.76	13.08	12.01	20.48	18.20	3.74	3.32	15.84	13.45
July 2020	90.40	73.18	16.51	13.36	21.00	19.38	3.83	3.54	20.43	15.58
August 2020	88.01	81.55	16.07	14.89	22.40	19.85	4.09	3.62	19.58	17.61
September 2020 (through September 30, 2020)	81.69	65.86	14.92	12.03	21.18	17.70	3.87	3.23	18.42	14.28

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

The following table presents the closing price per each CSAN Share and per each CZZ Share on the B3 and the NYSE, respectively on (a)      , 2020, the last trading day prior to the date of public announcement by CSAN and CZZ of the entry into the Merger Protocol, and (b)          , 2020, the last practicable trading day prior to the mailing of this prospectus.

Date	CSAN Share Closing Price (B3)		CLOG Share Closing Price (B3)		CZZ Share Closing Price (NYSE)	Implied per share value of Merger Consideration
	In reais	In U.S.$(1)	In reais	In U.S.$(1)	In U.S.$	In U.S.$
, 2020
, 2020

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See the section of this prospectus entitled “Exchange Rates.”

Selected Unaudited Pro Forma Per Share Data

The following table sets forth certain historical unaudited pro forma information with respect to net book value per share as of June 30, 2020 and earnings per share and dividends declared per share for the six months ended June 30, 2020 and the fiscal year ended December 31, 2019 for CSAN, CLOG and CZZ.

The historical information for CSAN, CLOG and CZZ has been prepared under IFRS.

The information that follows should be read in conjunction with the historical unaudited consolidated financial statements of CZZ for the three and six months ended June 30, 2020, appearing in the CZZ Q2 Form 6-Ks incorporated by reference to this prospectus as well as the historical audited consolidated financial statements of CZZ for the fiscal year ended December 31, 2019, appearing in the CZZ 2019 Form 20-F incorporated by reference to this prospectus.

The pro forma per share data has been included for comparative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of CSAN or CLOG would have been if the Merger had occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position.

				Pro forma	Equivalent Pro forma(3)
	Historical CSAN	Historical CLOG	Historical CZZ	CSAN	CZZ
	(In reais)
As of June 30, 2020
Net book value per share(1)	27.23	5.22	22.43
For the six months ended June 30, 2020
Dividends declared per share(2)	—	—	0.61
Net income (Loss) per share attributable to CSAN, CLOG and CZZ, and Pro Forma — basic(2)	1.07	0.08	3.37
Net income (loss) per share attributable to CSAN, CLOG and CZZ, and Pro Forma — diluted(2)	1.06	0.08	3.25
For the fiscal year ended December 31, 2019
Dividends declared per share(2)	1.52	0.01	1.10
Net income (Loss) per share attributable to CSAN, CLOG and CZZ, and Pro Forma — basic(2)	6.13	0.46	5.74
Net income (loss) per share attributable to CSAN, CLOG and CZZ, and Pro Forma — diluted(2)	6.10	0.46	5.51

(1)	Net book value per share information was calculated using the total number of shares outstanding and pro forma total number of shares outstanding as of June 30, 2020.

(2)	Historical dividends declared per share and earnings per share information were based on historical information available elsewhere in this prospectus. Pro forma dividends declared per share and pro forma earnings per share were calculated using the pro forma weighted-average number of shares outstanding for the period.

(3)	The implied equivalent value per share of CZZ is calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share of CSAN by the Exchange Ratio of 0.91.

Comparative Historical and Unaudited Pro Forma Per Share Data

Set forth below are earnings, cash dividends and book value per share data for:

•	CSAN on a historical basis, prepared under IFRS and presented in reais, as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

•	CLOG on a historical basis, prepared under IFRS and presented in reais, as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

•	CZZ on a historical basis, prepared under IFRS and presented in U.S. dollars, as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

•	Pro forma share information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and as of and for the years ended December 31, 2019. The pro forma per share information shows the effect of the Merger from the perspective of a CSAN shareholder.

The following information should be read in conjunction with the sections of this prospectus entitled “Risk Factors,” “Operative and Financial Review,” and the annual consolidated financial statements included elsewhere or incorporated by reference into this prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

CSAN Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016	2015
	(in reais)
Book value per share(1)	27.23	27.00	25.30	23.25	22.01	21.39
Basic earnings per share	1.07	6.13	4.19	3.20	2.74	1.33
Diluted earnings per share	1.06	6.10	4.17	3.19	2.67	1.30
Cash dividends per share(2)	—	1.00	1.15	0.94	2.15	0.68
Pro forma

(1)	Book value per share is computed by dividing total equity attributable to the owners of CSAN by the number of historical shares outstanding as of the end of the applicable period.

(2)	Cash Dividends per share data is calculated by dividing total dividends (includes dividends and interest on equity) paid by CSAN by the total historical number of shares outstanding as of the end of the applicable period.

CLOG Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016	2015
	(in reais)
Book value per share(1)	5.22	5.13	4.95	4.78	4.21	2.78
Basic earnings per share	0.08	0.46	0.16	(0.20)	(0.70)	(0.30)
Diluted earnings per share	0.08	0.46	0.16	(0.20)	(0.70)	(0.30)
Cash dividends per share(2)	—	—	—	—	—	0.06
Pro forma

(1)	Book value per share is computed by dividing total equity attributable to the owners of CLOG by the number of historical shares outstanding as of the end of the applicable period.

(2)	Cash Dividends per share data is calculated by dividing total dividends (includes dividends and interest on equity) paid by CLOG by the total historical number of shares outstanding as of the end of the applicable period.

CZZ Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016	2015
	(in U.S. dollars)
Book value per share(1)	4.10	6.04	6.98	7.51	7.27	5.82
Basic earnings per share(2)	0.73	1.45	1.12	0.61	0.20	0.42
Diluted earnings per share(2)	0.71	1.40	1.08	0.60	0.20	0.42
Cash dividends per share(3)	—	—	0.08	0.08	0.09	0.11
Pro forma

(1)	Book value per share is computed by dividing total equity attributable to the owners of CZZ by the number of historical shares outstanding as of the end of the applicable period.

(2)	Represents basic and diluted earnings per share from continuing operations.

(3)	Cash Dividends per share data is calculated by dividing total dividends paid by CZZ by the total historical number of shares outstanding as of the end of the applicable period.

Selected Financial Data of CZZ

The following information should be read in conjunction with the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CZZ” and the consolidated financial statements and notes thereto in the CZZ 2019 Form 20-F, which are incorporated by reference into this prospectus. Historical results for any period are not necessarily indicative of results to be expected for any future period.

	As of and for the six months ended June 30,			As of and for the fiscal year ended December 31,(2)
	2020(1)	2020	2019	2019(1)	2019	2018	2017	2016	2015
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
	(in millions)
Consolidated Profit or Loss Data:
Net sales	1,661.3	9,097.4	9,792.8	3,764.0	20,611.4	16,834.8	13,579.0	12,518.1	12,355.5
Cost of sales	(1,158.4)	(6,343.5)	(6,946.6)	(2,585.9)	(14,160.2)	(12,108.3)	(9,224.3)	(8,317.5)	(8,645.7)
Gross profit	502.9	2,753.9	2,846.2	1,178.1	6,451.2	4,726.5	4,354.7	4,200.6	3,709.8
Selling expenses	(110.2)	(603.6)	(532.0)	(205.1)	(1,122.9)	(1,019.2)	(1,068.5)	(1,037.5)	(900.7)
General and administrative expenses	(111.7)	(611.8)	(539.7)	(225.7)	(1,236.1)	(975.5)	(923.7)	(1,000.7)	(911.6)
Other income (expense), net	15.8	86.6	5.8	73.9	404.7	747.2	889.8	(116.3)	252.3
Total operations expenses	(206.1)	(1,128.8)	(1,065.9)	(356.9)	(1,954.3)	(1,247.5)	(1,102.4)	(2,154.5)	(1,560.0)
Income before equity in earnings of investees and finance results	296.8	1,625.1	1,780.3	821.2	4,496.9	3,479.0	3,252.3	2,046.1	2,149.8
Equity in earnings of investees	(3.5)	(19.4)	340.1	206.8	1,132.6	991.3	995.9	1,565.7	703.1
Finance results, net	(109.4)	(599.1)	(833.9)	(359.3)	(1,967.6)	(1,598.4)	(2,733.4)	(3,055.8)	(2,184.5)
Profit before taxes	183.9	1,006.6	1,286.5	668.7	3,661.9	2,871.9	1,514.8	556.0	668.4
Income taxes:
Current	(73.8)	(404.3)	(405.5)	(182.6)	(1,000.1)	(464.9)	(134.5)	(228.6)	(167.7)
Deferred	47.9	263.0	66.7	40.3	220.5	(295.6)	(293.8)	166.9	198.1
	(25.9)	(141.3)	(338.8)	(142.4)	(779.6)	(760.5)	(428.3)	(61.7)	30.4
Profit from continuing operations	158.0	865.3	947.7	526.4	2,882.3	2,111.4	1,086.5	494.3	698.8
Profit (loss) from discontinued operation, net of tax	—	—	(10.6)	2.0	11.0	(28.2)	(40.2)	(35.3)	100.9
Profit for the year	158.0	865.3	937.1	528.4	2,893.3	2,083.2	1,046.3	459.0	799.7
Net income attributable to non-controlling interests	(21.2)	(116.7)	(538.4)	(288.0)	(1,577.0)	(1,107.8)	(495.3)	(181.2)	(394.0)
Profit attributable to owners of the Company (including discontinued operations)	136.8	748.6	398.7	240.4	1,316.3	975.4	551.0	277.8	405.7

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)	On December 2, 2019, CSAN sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

	As of and for the six months ended June 30,		As of and for the fiscal year ended December 31,(2)
	2020(1)	2020	2019(1)	2019	2018	2017	2016	2015
	(in U.S.$)	(in R$)	(in U.S.$)	(in R$)
	(in millions)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	2,000.3	10,953.6	1,547.2	8,472.3	3,621.8	4,555.2	4,499.6	3,505.8
Marketable securities	485.5	2,658.6	568.9	3,115.5	4,202.8	3,853.3	1,291.6	605.5
Inventories	158.8	869.6	143.8	787.3	716.3	663.1	630.8	656.9
Right-of-use assets	1,439.6	7,883.3	816.2	4,469.7	—	—	—	—
Property, plant and equipment	2,330.2	12,759.9	2,219.3	12,153.1	12,417.8	11,681.6	10,726.4	9,805.9
Intangible assets and goodwill	3,116.8	17,067.4	3,075.9	16,843.7	16,972.5	16,973.6	17,109.4	17,309.7
Total assets	14,338.8	78,519.5	12,001.1	65,717.9	56,360.7	55,624.5	50,469.9	52,249.2
Current liabilities	1,941.9	10,633.6	1,628.4	8,917.2	6,240.8	9,022.3	6,629.1	6,922.6
Non-current liabilities	9,502.4	52,035.1	7,406.9	40,560.2	32,150.5	29,542.8	27,831.0	29,137.4
Loans, borrowings and debentures	7,209.1	39,477.3	5,305.4	25,534.0	22,574.3	21,688.9	18,338.5	18,829.2
Preferred shareholders payable in subsidiaries	81.6	447.0	111.7	611.5	1,097.5	1,442.7	1,769.4	2,042.9
Provision for legal proceedings	251.0	1,374.2	247.3	1,354.2	1,363.2	1,348.2	1,268.6	1,193.9
Equity attributable to owners of the Company	908.4	4,974.2	986.5	5,401.9	6,614.4	6,038.8	6,272.5	5,913.7
Equity attributable to non-controlling interests	1,986.3	10,876.7	1,979.3	10,838.6	11,355.0	11,020.7	9,737.3	10,275.5
Total shareholders’ equity	2,894.7	15,850.9	2,965.8	16,240.5	17,969.4	17,059.5	16,009.8	16,189.2

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)	On December 2, 2019, CSAN sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

	As of and for the six months ended June 30,			As of and for the fiscal year ended December 31,(2)
	2020(1)	2020	2019	2019(1)	2019	2018	2017	2016	2015
	(in U.S.$, except operating data)	(in R$, except operating data)		(in U.S.$, except operating data)	(in R$, except operating data)
	(in millions)
Consolidated Other Financial Data:
Depreciation and amortization	227.3	1,244.9	1,118.1	417.8	2,287.9	2,051.8	1,928.4	1,735.3	1,177.8
Net debt(3)	3,082.2	16,878.1	14,992.9	2,617.4	14,332.6	13,324.0	13,676.0	13,861.5	15,073.0
Working capital(4)	1,495.3	8,188.1	4,689.2	1,291.9	7,074.6	5,718.8	4,011.6	2,139.9	(87.4)
Cash flow provided by (used in):
Operating activities	324.7	1,778.0	2,198.9	1,149.9	6,296.7	5,377.9	4,088.1	3,635.4	3,350.6
Investing activities	(235.4)	(1,289.1)	1,374.3	(23.8)	(130.6)	(1,498.8)	(3,577.4)	(727.0)	(1,003.1)
Financing activities	279.3	1,529.6	(2,151.1)	(284.6)	(1,558.4)	(5,106.4)	(565.7)	(1,819.3)	(542.6)
Basic earnings per share from continuing operations	U.S.$0.6163	R$3.3748	R$1.7279	U.S.$1.0564	R$ 5.74	R$ 3.83	R$ 2.25	R$ 1.23	R$ 1.44
Diluted earnings per share from continuing operations	U.S.$0.5937	R$3.2510	R$1.6546	U.S.$1.0137	R$ 5.51	R$ 3.95	R$ 2.20	R$ 1.16	R$ 1.38
Basic earnings/(loss) per share from discontinued operations	U.S.$0.6163	R$3.3748	R$1.7738	U.S.$1.0475	R$ 0.05	R$ 0.17	(R$ 0.15)	(R$ 0.18)	R$ 0.09
Diluted earnings/(loss) per share from discontinued operations	U.S.$0.5937	R$3.2510	R$1.7057	U.S.$1.0053	R$ 0.05	R$ 0.16	(R$ 0.15)	(R$ 0.18)	R$ 0.09
Number of shares outstanding		221,809,303	231,924,109		221,809,303	244,675,712	243,199,181	264,690,883	264,690,883
Declared dividends (millions of reais)	U.S.$24.6	R$134.7	R$12.1	U.S.$44.4	243.3	425.5	792.1	975.4	531.5
Declared dividends (millions of U.S. dollars)		U.S.$24.6	U.S.$3.2		U.S.$ 60.4	U.S.$ 109.8	U.S.$ 239.4	U.S.$ 299.3	U.S.$ 136.1
Declared dividends per share (reais)		R$0.6071	R$0.0523		R$ 1.0969	R$ 1.7390	R$ 3.2570	R$ 3.6851	R$ 2.0080
Declared dividends per share (U.S. dollars)		U.S.$0.1109	U.S.$0.0136		U.S.$ 0.2721	U.S.$ 0.4488	U.S.$ 0.9846	U.S.$ 1.1307	U.S.$ 0.5142

Other Operating Data:
Crushed sugarcane (in million tons)		21.8	20.9		59.8	60.1	60.7	62.2	59.9
Sugar production (in million tons)		1.5	1.2		3.8	3.7	4.3	4.4	4.1
Ethanol production (in billion liters)		0.8	0.8		2.5	2.5	2.2	2.1	2.1
Volume of fuel sold (in million liters)(5)		13,535.3	16,222.6		33,625.3	27,440.6	25,560.2	24,831.5	25,076.3
Volume loaded (Cosan Logística) (in million tons)		6.7	5.4		11.2	11.3	13.1	13.1	11.7
Transported volume (Cosan Logística) (in million RTK)		28,714.0	27,722.0		60,096.3	56,365.1	49,690.5	40,270.4	44,908.8
Natural gas (Comgás) (in million m³)		1,899.9	2,251.6		4,512.4	4,543.3	4,292.9	4,323.0	5,210.9
Volume of finished goods and base oil sold (in million liters)		158.8	197.7		397.7	345.9	347.8	328.9	316.9

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)	On December 2, 2019, CSAN sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(3)	Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(4)	Working capital consists of total current assets less total current liabilities.

(5)	Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

The information in the table below presents a reconciliation of Net debt, a non-GAAP financial measure. We calculate Net Debt as loans, borrowings and debentures (current and non-current) less cash and cash equivalents, less marketable securities, less derivative financial instruments. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios. However, Net Debt is not a measure of financial performance under Brazilian GAAP or IFRS.

				As of and for the fiscal year ended December 31,(2)
	2020(1)	2020	2019	2019(1)	2018	2017	2016	2015
	(in U.S.$)	(in R$)		(in U.S.$)
	(in millions)
Current loans, borrowings and debentures	878.4	4,810.4	642.5	3,518.2	2,115.3	3,903.4	2,404.0	2,775.5
Non-current loans, borrowings and debentures	6,330.7	34,666.9	4,662.9	25,534.0	20,459.0	17,785.6	15,934.5	16,053.7
Preferred shareholders payable in subsidiaries	81.6	447.0	111.7	611.5	1,097.5	1,442.7	1,769.4	2,042.9
Total	7,290.7	39,924.3	5.417.0	29,663.7	23,671.8	23,131.7	20,107.9	20,872.1
Cash and cash equivalents	(2,000.3)	(10,953.6)	(1,547.2)	(8,472.3)	(3,621.8)	(4,555.2)	(4,499.6)	(3,505.8)
Marketable securities	(485.5)	(2,658.6)	(568.9)	(3,115.5)	(4,202.8)	(3,853.3)	(1,291.6)	(605.5)
Total	(2,485.8)	(13,612.2)	(2,116.1)	(11,587.8)	(7,824.6)	(8,408.5)	(5,791.2)	(4,111.3)
Derivatives on debt	(1,722.8)	(9,433.9)	(683.3)	(3,743.4)	(2,523.1)	(1,047.1)	(455.2)	(1,687.8)
Net debt(3)	3,082.1	16,878.2	2,617.3	14,332.5	13,324.1	13,676.1	13,861.5	15,073.0

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of June 30, 2020 for reais into U.S. dollars of R$5.476 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

(2)	On December 2, 2019, CSAN sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(3)	The Company’s loan covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

The CZZ Special Meeting

General

The CZZ Special Meeting is expected to be held at the time and place specified below, or at any postponement or adjournment thereof.

Time and date	, 2020, at a.m./p.m. Time

Digital Platform to be Used

Items of Business	1. Proposal to adopt the Merger Protocol (the “Merger Proposal”).

In addition, CZZ shareholders may transact such other business as may properly come before the meeting.

Record Date	, 2020

Information Agent	Georgeson LLC

Tabulation Agent	Computershare Trust Company, N.A.

CZZ shareholders must approve the Merger Proposal in order for the Merger to occur. A copy of the Merger Protocol is attached as Annex A to this prospectus, and you are encouraged to read the Merger Protocol carefully and in its entirety.

Recommendation of the CZZ Board of Directors

After careful consideration, the CZZ board of directors has (i) approved, adopted and declared advisable the Merger Protocol, (ii) declared that it is fair to and in the best interests of CZZ and its shareholders that CZZ enter into the Merger Protocol and consummate the transactions contemplated by the Merger Protocol and (iii) directed that the Merger Protocol be submitted to the shareholders of CZZ and recommended that the shareholders of CZZ vote their CZZ Shares in favor of the adoption of the Merger Protocol at the CZZ Special Meeting.

Accordingly, the CZZ board of directors recommends that CZZ shareholders vote:

1.       “FOR” the Merger Proposal.

Record Date; Shareholders Entitled to Vote

Only holders of record of Class A common shares and Class B common shares of CZZ at the close of business on        , 2020, the record date for voting at the CZZ Special Meeting, are entitled to vote at the CZZ Special Meeting or any adjournments or postponements thereof.

As of the close of business on        , 2020, there were 142,115,534 Class A common shares issued and outstanding and entitled to vote at the CZZ special meeting and 96,332,044 Class B common shares issued and outstanding and entitled to vote at the CZZ special meeting.

Voting by CZZ’s Directors and Executive Officers

As of the close of business on        , 2020, approximately        % of the issued and outstanding Class A common shares and Class B common shares were held by CZZ directors and executive officers and their affiliates. We currently expect that CZZ’s directors and executive officers will vote their CZZ shares in favor of the above listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

A quorum is necessary to transact business at the CZZ Special Meeting. The presence at the meeting, in person or by proxy, of the holders of two shareholders at least holding or representing by proxy more than forty-five percent (45%) of the issued Class A common shares and Class B common shares of CZZ outstanding as of the close of business on the Record Date and entitled to vote at the CZZ Special Meeting will constitute a quorum for the CZZ Special Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the CZZ Special Meeting.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of 75% of the votes cast at the CZZ Special Meeting.

As of the record date for the CZZ Special Meeting, Aguassanta, the investment vehicle of Mr. Rubens Ometto Silveira Mello, held common shares of CZZ representing approximately          of the total voting power of the shares entitled to vote at the CZZ Special Meeting.  It is currently expected that Aguassanta will vote in favor of the Merger Proposal.  The affirmative vote of Aguassanta of all of its CZZ common shares in favor of the Merger Proposal constitutes sufficient votes to approve the Merger Proposal at the CZZ Special Meeting.

Under the NYSE rules, if you hold your CZZ common shares in “street name,” your broker, nominee or intermediary may not vote your shares without instructions from you on non-routine matters. The Merger Proposal to be voted on at the CZZ Special Meeting is not a routine matters. Therefore, without your voting instructions, your broker or other nominee may not vote your shares on the Merger Proposal at the CZZ Special Meeting.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. However, because the Merger Proposal is not a routine matter for which brokers may have discretionary authority to vote, CZZ does not expect any broker non-votes at the CZZ Special Meeting.

How to Vote Your Shares

By Mail—CZZ shareholders may vote their shares by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided with this prospectus. Proxy cards submitted by mail must be received by the time of the CZZ Special Meeting for your shares to be voted.

At the CZZ Special Meeting—Only CZZ shareholders and invited guests may attend the CZZ Special Meeting. CZZ shareholders may attend the CZZ Special Meeting in person or by accessing a digital platform. Instructions for accessing the digital platform, including the necessary password, will be sent to shareholders who contact Georgeson LLC, the Information Agent for the Merger, indicating their interest in participating remotely by email to cosan@georgeson.com at                      by              , 2020. Shares held in your name as the shareholder of record may be voted by you at the CZZ special meeting. Shares held beneficially in street name may be voted by you at the CZZ Special Meeting only if you obtain a legal proxy from the broker or other agent that holds your shares giving you the right to vote the shares and bring such proxy to the CZZ Special Meeting. If you hold your shares in street name and wish to vote virtually during the meeting, you must obtain a “legal proxy” from your bank, broker, trustee or other nominee. Once you have received a legal proxy from your bank, broker, trustee or other nominee, please email a scan or image of it to Georgeson at cosan@georgeson.com, with “Legal Proxy” noted in the subject line. Please note that the voting instruction form or notice regarding the availability of proxy materials you previously received with respect to the Special Meeting is not a legal proxy. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf, and, in that case, you would only be able to vote at the virtual Special Meeting. Requests for registration must be received by Georgeson LLC, the Information Agent for the Merger, no later than 5:00 p.m., Eastern Time, on            .

If you vote by proxy and also attend the CZZ Special Meeting, you do not need to vote again at the CZZ Special Meeting unless you wish to change your vote. Even if you plan to attend the CZZ Special Meeting, we strongly urge you to vote in advance by proxy by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided.

Revocation

You may change your vote or revoke your proxy at any time before it is exercised at the CZZ Special Meeting. You may do this in one of three ways:

•	filing with Georgeson LLC, the Information Agent for the Merger, prior to the CZZ Special Meeting a written notice of revocation by mail to 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by email to cosan@georgeson.com;

•	submitting a duly executed proxy bearing a later date that Georgeson LLC receives prior to the conclusion of voting at the CZZ Special Meeting; or

•	attending the CZZ Special Meeting remotely by accessing the digital platform and voting via the digital platform.

Your attendance in and of itself will not revoke any proxy.

Written notices of revocation and other communications about revoking CZZ proxies should be addressed to:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
cosan@georgeson.com
Shareholders, Banks and Brokers may call toll free: (866) 257-5415

Tabulation of Votes

The CZZ board has appointed               to serve as the inspector of election for the CZZ Special Meeting. The inspector of election will, among other matters, determine the number of CZZ common shares represented at the CZZ Special Meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the CZZ shareholders.

Adjournments

If a quorum is not present within fifteen minutes from the time appointed for the CZZ Special Meeting, the meeting will stand adjourned to ten days later at the same time and place or to such other day, time or place as the Secretary of CZZ may determine. Unless the CZZ Special Meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each CZZ shareholder entitled to attend and vote thereat in accordance with CZZ’s bye-laws.

No Solicitation of Proxies from Shareholders of CZZ

Please note that this document is not a solicitation of proxies for the CZZ Special Meeting or any extraordinary general meeting of the shareholders of CZZ that will be held in connection with the Merger.

Questions and Additional Information

If you have any questions or need assistance in voting your shares, please contact Georgeson LLC, the Information Agent for the Merger

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104

cosan@georgeson.com
Shareholders, Banks and Brokers may call toll free: (866) 257-5415

The Merger

The following is a description of the material aspects of the Merger. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire prospectus, the documents incorporated by reference into this prospectus, including the full text of the Merger Protocol, which is attached as Annex A, for a more complete understanding of the Merger. All descriptions in this summary and in this prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to transaction agreements. In addition, important business and financial information about each of CSAN and CZZ is included in or incorporated by reference into this prospectus and the Annex thereto and exhibits to the registration statement of which this prospectus is a part. For a listing of the documents incorporated by reference into this prospectus, see the section of this prospectus entitled “Incorporation of Certain Documents by Reference.”

Overview

The CZZ Group forms an energy and infrastructure conglomerate which, when taken together with its Joint Venture entities formed with Raízen is active in fuel distribution, sugar and ethanol production, natural gas distribution, railway-based logistics and lubricants. CZZ is a “foreign private issuer” in accordance with Rule 405 of the Securities Act. The CZZ Shares are registered with the Commission and listed on the NYSE under the ticker symbol “CZZ.” CSAN, CLOG and their respective subsidiaries are subsidiaries of CZZ. The CSAN Group is active in fuel distribution (through Raízen), sugar and ethanol production, natural gas distribution and lubricants. The CLOG Group is active in railway-based logistics. Both CSAN and CLOG are also publicly-traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively.

As part of an effort to streamline its operations, the Cosan Group intends to carry out the Proposed Transaction to enhance the current corporate structure by making CSAN the Cosan Group’s sole holding company. The Proposed Transaction is intended to simplify the Cosan Group’s corporate structure, unify and consolidate the Companies’ free floats, increase share liquidity, and unlock value within the Cosan Group’s portfolio. As part of the Proposed Transaction, it is proposed that each of CZZ and CLOG will be merged into CSAN. Following the completion of the Proposed Transaction, the outstanding shares of CSAN will be directly owned by all shareholders of CZZ, CSAN and CLOG as of immediately prior to the completion of the Proposed Transaction. As part of the Merger, CSAN intends to issue CSAN ADSs to be listed on the NYSE/Nasdaq or CSAN Shares listed under the Novo Mercado segment of the B3 to the shareholders of CZZ immediately prior to the approval of the Merger. As for CLOG, once the Proposed Transaction is completed, holders of CLOG shares immediately prior to the approval of the Proposed Transaction would become owners of shares of CSAN.

The following charts set forth a simplified representation of the Cosan Group’s operating structure prior to and following the Proposed Transaction.

COSAN GROUP SIMPLIFIED OPERATING STRUCTURE
PRIOR TO PROPOSED TRANSACTION

COSAN GROUP SIMPLIFIED OPERATING STRUCTURE
AFTER THE PROPOSED TRANSACTION

The Companies’ board of directors have established special independent committees on a provisional basis in accordance with CVM Opinion No. 35, to negotiate the exchange ratios for the exchange of (i) CZZ for CSAN ADSs; and (ii) CLOG for CSAN shares.

The committees of CSAN and CLOG are composed of independent non-managers with recognized technical capacity, whose members were disclosed to the market on August 4, 2020. The members were nominated by the Companies’ boards of directors in meetings held on August 4, 2020. CZZ will also have its own independent committee, formed of independent directors of CZZ.

The members of the independent committees were nominated to perform the following duties: (i) assess all material to be elaborated in the implementation of the Proposed Transaction; (ii) negotiate the swap ratio of CZZ Merger and CLOG Merger, as well as other terms and conditions of the Proposed Transaction; and (iii) submit their recommendation to the Companies’ boards of directors to comply with CVM Opinion No. 35, which is required to defend the interests of related Companies and ensure that the Proposed Transaction observes arm’s length conditions for its shareholders.

Background to the Merger

On July 2, 2020, the board of directors of CSAN, CZZ and CLOG (collectively, the “Companies”) authorized their respective senior officers to consider the Proposed Transaction, intended to simplify CSAN Group’s corporate structure, unify and consolidate the current Companies’ free floats, increase stock liquidity and unlock value within the CSAN Group’s portfolio. Such approval was disclosed to the market through a material fact on July 3, 2020.

Such proposal was made as part of an effort to streamline their operations since the new corporate structure of CSAN’s Group would facilitate future opportunities of fundraising, including by means of public offers of other companies in the group, as well as promote the unified structure of the group, consolidating the corporate interest held in the other companies of the group within one holding company.

In addition to the above, on August 4, 2020, the board of directors of the Companies approved the creation of the Independent Committees, that are responsible for being in charge of reviewing and negotiating the exchange ratio for the exchange of (i) CZZ for CSAN ADSs; and (ii) CLOG for CSAN shares. within the context of the Proposed Transaction.

Recommendation of the CZZ Board of Directors; CZZ’s Reasons for the Merger

The CZZ board of directors recommends that CZZ shareholders vote “FOR” the Merger Proposal.

At its meeting held on           , 2020, after due consideration and consultation with CZZ’s management and advisors, the CZZ board of directors unanimously approved and deemed it advisable that the respective shareholders of CZZ adopt and approve the Merger Protocol. In doing so, the CZZ board of directors considered the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of CSAN and CLOG. In making its determination, the CZZ board of directors considered a number of factors, including the following:

•	that the new corporate structure will facilitate future raising of funds, including by means of initial public offerings or follow ons of other companies in the CZZ Group, increasing its stock liquidity;

•	aiming at the objective of unlocking existing value within CZZ Group’s portfolio and allowing the CZZ Group, with the result of the Intended Operation, to assess possible initial public offerings of companies; and

•	the improvement of the Companies’ corporate governance by means of the creation of a sole holding company for the CZZ Group, in order to simplify, unify and consolidate the Companies’ current free floats.

The foregoing discussion of the information and factors that the CZZ board of directors considered is not intended to be exhaustive, but is meant to include the material factors supporting the Merger that the CZZ board of directors considered. In view of the complexity and wide variety of factors that the CZZ board of directors considered, the CZZ board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the CZZ board of directors may have given different weights to different factors.

CSAN’s Reasons for the Merger

At its meeting held on          ,  2020, after due consideration and consultation with CSAN’s management and advisors, the CSAN board of directors unanimously approved and deemed it advisable that the respective shareholders of CSAN adopt and approve the Merger Protocol. In doing so, the CSAN board of directors considered the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of CZZ and CLOG. In making its determination, the CSAN board of directors considered a number of factors, including the following:

•	that the new corporate structure will facilitate future raising of funds, including by means of initial public offerings or follow-ons of other companies in the CSAN Group, increasing its stock liquidity;

•	aiming at the objective of unlocking existing value within CSAN Group’s portfolio and allowing the CSAN Group, with the result of the Intended Operation, to assess possible initial public offerings of companies; and

•	the improvement of the Companies’ corporate governance by means of the creation of a sole holding company for the CSAN Group, in order to simplify, unify and consolidate the Companies’ current free floats.

The foregoing discussion of the information and factors that the CSAN board of directors considered is not intended to be exhaustive, but is meant to include the material factors supporting the Merger that the CSAN board of directors considered. In view of the complexity and wide variety of factors that the CSAN board of directors considered, the CSAN board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the CSAN board of directors may have given different weights to different factors.

Financial Implications of the Merger

The Proposed Transaction is effectively an intragroup corporate reorganization with no effects on a consolidated basis.

Listing of CSAN Shares

The CSAN Shares will continue to listed on the B3 following the Closing Date.

Listing of the CSAN ADSs

We will apply to list on the NYSE/Nasdaq the CSAN ADSs to be issued in connection with the Merger, effective as of the Closing Date. It is a condition of the parties’ obligations to effect the Merger that the CSAN ADSs be authorized for listing on the NYSE/Nasdaq. There can be no assurance that the NYSE/Nasdaq will accept the listing of the CSAN ADSs, however.

Delisting and Deregistration of CZZ Shares

After the Merger is completed, the CZZ Shares will be delisted from the NYSE and will be deregistered under the Exchange Act, after which CZZ will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to CZZ Shares.

Shareholder Approval of CSAN

The extraordinary general meeting of shareholders (together with any adjournments or postponements thereof, the “CSAN Extraordinary General Meeting,” is expected to be held on          , 2020, at         a.m./p.m.        Time, at CSAN’s principal place of business, located in the City of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

The CSAN Extraordinary General Meeting for the Merger requires the favorable vote of shareholders representing an absolute majority of voting shares of CSAN attending the meeting for the Merger, or the “CSAN Shareholder Approval.”

Assuming quorum requirements are met and the meeting is validly held in accordance with Brazilian law, it is expected that the shareholders of CSAN will vote to approve the matters described above. The CSAN Extraordinary General Meeting shall approve the amendments to CSAN By-Laws.

The effectiveness of the resolutions to be voted on at the CSAN Extraordinary General Meeting for the CSAN Shareholder Approval will be subject to the approval of the CLOG Shareholder Approval and CZZ Shareholder Approval. See also “—Withdrawal Rights for CLOG Shareholders.”

Shareholder Approval of CLOG

The extraordinary general meeting of shareholders (together with any adjournments or postponements thereof, the “CLOG Extraordinary General Meeting,” is expected to be held on          , 2020, at         a.m./p.m.        Time, at CLOG’s principal place of business, located in the City of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

The CLOG Extraordinary General Meeting for the Merger requires the favorable vote of shareholders representing (i) at least half of the voting shares of CLOG for the Merger and (ii) an absolute majority of voting shares of CLOG attending the meeting for the Merger, or the “CLOG Shareholder Approval.”

Assuming quorum requirements are met and the meeting is validly held in accordance with Brazilian law, it is expected that the shareholders of CLOG will vote to approve the matters described above. The CLOG Extraordinary General Meeting shall approve the amendments to CLOG By-Laws.

The effectiveness of the resolutions to be voted on at the CLOG Extraordinary General Meeting for the CLOG Shareholder Approval will be subject to the approval of the CSAN Shareholder Approval. See also “—Withdrawal Rights for CLOG Shareholders.”

No Solicitation of Proxies from Shareholders of CSAN or CLOG

Please note that this document is not a proxy or solicitation of votes for the CSAN Extraordinary General Meeting, the CLOG Extraordinary General Meeting or any extraordinary general meeting of the shareholders of CSAN or CLOG that will be held in connection with the Merger.

Withdrawal Rights for CLOG Shareholders

Dissenting shareholders at the extraordinary general meetings for the CSAN Shareholder Approval (as defined above) will not have withdrawal rights, while dissenting shareholders at the extraordinary general meetings for the CLOG Shareholder Approval will have withdrawal rights.

Dissenters’ Rights of Appraisal for CZZ Shareholders

Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. The CZZ board considers the fair value for each CZZ share to be          .

Any CZZ shareholder of record who is not satisfied that it has been offered fair value for its CZZ Shares and whose shares are not voted in favor of the Agreement and the Merger may exercise its appraisal rights under the Companies Act to have the fair value of its CZZ shares appraised by the Court. Persons owning beneficial interests in CZZ shares but who are not shareholders of record should note that only persons who are shareholders of record are entitled to make an application for appraisal. Any CZZ shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its CZZ shares with the Court within ONE MONTH after the date the notice convening the CZZ Special Meeting is deemed to have been received. This prospectus constitutes notice of the meeting. There are no statutory rules or published decisions of the Court prescribing the operation of the provisions of the Companies Act governing appraisal rights that are set forth in Section 106 of the Companies Act or the process of appraisal by the Court and the Court retains discretion as to the precise methodology that it would adopt when determining the fair value of shares in an appraisal application under the Companies Act.

If a CZZ shareholder votes in favor of the Agreement and the Merger at the CZZ Special Meeting, such shareholder will have no right to apply to the Court to appraise the fair value of its shares, and instead, if the merger is consummated, each CZZ share held by such shareholder will be converted into the right to receive the merger consideration. Voting against the Merger, or not voting, will not in itself satisfy the requirements for exercise of a CZZ shareholder’s right to apply for appraisal of the fair value of its CZZ shares under Bermuda law.

In any case where a registered holder of CZZ shares has made an appraisal application, which shareholder is referred to as a “dissenting shareholder,” in respect of the CZZ shares held by such dissenting shareholder, which are referred to as “dissenting shares,” and the Merger has been made effective under Bermuda law before the Court’s appraisal of the fair value of such dissenting shares then, if the fair value of the dissenting shares is later appraised by the Court, such dissenting shareholder will be paid the difference between the amount paid to him and the value appraised by the Court within one month of the Court’s appraisal.

In any case where the value of the dissenting shares held by a dissenting shareholder is appraised by the Court before the Merger has been made effective under Bermuda law, then CZZ will be required to pay the dissenting shareholder within one month of the Court’s appraisal an amount equal to the value of the dissenting shares appraised by the Court, unless the merger is terminated under the terms of the merger agreement.

The payment to a CZZ shareholder of the fair value of its CZZ shares as appraised by the Court could be equal to or more than the value of the merger consideration that the CZZ shareholder would have received in the merger if such CZZ shareholder had not exercised its appraisal rights in relation to its CZZ shares.

A CZZ shareholder who has exercised appraisal rights has no right of appeal from an appraisal made by the Court. The responsibility for costs of any application to the Court under Section 106 of the Companies Act will be in the Court’s discretion.

The relevant portions of Section 106 of the Companies Act are as follows:

“106 (6) Any shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company will be entitled either—

(a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b) to terminate the amalgamation or merger in accordance with subsection (7).

(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded before the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated or surviving company will pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C) No appeal will lie from an appraisal by the Court under this section.

(6D) The costs of any application to the Court under this section will be in the discretion of the Court.

(7) An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.”

Certain Information on the Ownership and Management of CSAN and CZZ Following the Merger

Ownership of CSAN Prior to and After the Merger

The following table summarizes the shareholder participation in CSAN prior to the Merger and once the Merger is complete:

Shareholders	Prior to the Merger Common shares (as of , 2020)	% of Total	New Shares	Total Shares once the Merger is Complete	% of Total	% Ex-Treasury Shares
Cosan Limited	255,272,586	64.76%
Controlling group	4,028	—
Board of directors	93,423	0.02%
Executive directors	10,652	—
Other Shareholders	129,464,104	32.84%
Treasury Shares	9,365,207	2.38%
Total Common Shares	394,210,000	100.00%
Ex-Treasury Shares	384,844,793	97.62%

Ownership of CZZ and CSAN Following the Merger

Once the Proposed Transaction is approved, Cosan will be consolidated as the group’s sole holding company, becoming the successor of (i) its subsidiary, CLOG; and (ii) its holding company, CZZ. CSAN will continue to be controlled by Aguassanta, which is Mr. Rubens Ometto Silveira Mello’s investment vehicle.

Management of CZZ and CSAN Following the Merger

Upon the closing of the transactions contemplated by the Merger Protocol, CSAN’s board of directors will consist of at least five (5) members and at most twenty (20) members. CSAN’s board of directors will initially be: Mr. Rubens Ometto Silveira Mello, Mr. Burkhard Otto Cordes, Mr. Dan Ioschpe, Mr. Mailson Ferreira da Nóbrega, Mr. Luís Henrique Cais de Beauclair Guimarães and Mr. Marcelo Eduardo Martins.

Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rulebook. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of CSAN may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of CSAN of between 5% and 10% (depending on the aggregate value of capital stock of CSAN at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Accounting Treatment of the Merger

The Merger will be a reorganization under common control accounted for by CSAN on a book value basis.

Treatment of Equity and Equity-Based Awards

Certain of the equity compensation plans which we make available to our directors, executive officers and members of our management may vest on the completion of the Merger.

Dividend Information

The following table shows the amount of dividends declared by each of CSAN and CZZ on common shares and, in the case of CSAN, “interest on own capital”, for the years 2015 to 2019. Interest on own capital is a form of distribution on shares that is deductible for Brazilian taxpayers and included in the calculation of minimum mandatory dividends. The dividend amounts set forth below for each year were paid in the immediately following year. The table sets forth (1) amounts in reais per common share as well as amounts in U.S. dollars per common shares translated from reais at the prevailing rate on each of the respective dates of those payments with regards to CSAN; and (2) amounts in U.S. dollars per common share with regards to CZZ.

	CSAN		CZZ
	(In reais)	(In U.S. dollars)	(In U.S. dollars)
2020 (through to June 30, 2020)	—	—	0.1109
2019	R$0.0015	U.S.$0.0004	0.2721
2018	R$0.0017	U.S.$0.0004	0.4488
2017	R$0.0028	U.S.$0.0008	0.9846
2016	R$0.0035	U.S.$0.0011	1.1307
2015	R$0.0013	U.S.$0.0003	0.5142

Past Contracts, Mergers, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between CSAN or its affiliates and CZZ or its affiliates, other than those described in the sections entitled “The Merger Documents” and “The Merger.”

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred by CSAN in connection with the Merger:

Type of Fee	Amounts in U.S.$ thousand
Legal fees
Accounting fees and fees for presentations and valuation reports
Printing costs
ADS Depositary fees and expenses
Total

The Merger Documents

This section describes the material terms of the Merger Protocol. The rights and obligations of the parties to the Merger Protocol is governed by the express terms and conditions of the Merger Protocol and not by this summary or any other information contained in this prospectus. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the Merger Protocol, copies of which are attached as Annex A, which is incorporated by reference into this prospectus and the registration statement of which this prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Merger Protocol that is important to you. CSAN and CZZ encourage you to read the Merger Protocol carefully and in its entirety.

The Merger Protocol

Overview

The Merger Protocol and Justification of the Merger of CZZ into CSAN was executed by the managements of CSAN and CZZ on       , 2020. It establishes the terms and conditions of the Merger, which constitutes a step to the Proposed Transaction of the CSAN Group, as disclosed by both companies, and shall result on the merger of CZZ into CSAN. After the Merger, CZZ will cease to exist and all of its assets will be held by CSAN.

Justification

The Merger Protocol also establishes the justification presented by the managements of CSAN and CZZ, explaining the reasons why the Merger is beneficial and meets the best interest of both parties and their corresponding shareholders insofar as it is expected that as a result of the Merger:

•	the new corporate structure will facilitate future raising of funds, including by means of initial public offerings or follow-ons of other companies in the CSAN Group, increasing its stock liquidity;

•	it will be possible to unlock existing value within CSAN Group’s portfolio and allowing the CSAN Group, with the result of the Intended Operation, to assess possible initial public offerings of companies; and

•	there will be the improvement of the Companies’ corporate governance by means of the creation of a sole holding company for the CSAN Group, in order to simplify, unify and consolidate the Companies’ current free floats.

Exchange Ratios

The Merger Protocol also establishes the exchange ratio for the shares. Subject to the terms and conditions established therein, after the Merger, each CZZ Share issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the Merger Protocol) will be automatically converted into the right to receive            validly issued and allotted, fully paid-up CSAN ADSs. Following the Merger, any holder of CSAN ADSs may cause such CSAN ADSs to be cancelled and to have an equal number of validly issued and allotted, fully paid-up CSAN Shares issued to such holder in replacement thereof. The ADS Depositary has agreed to waive the cancellation fee for cancellations completed during the period of thirty (30) calendar days after the completion of the Merger.

As a consequence of the Merger, CZZ Shares will be cancelled and new CSAN ADSs will be issued to CZZ shareholders who elect to become CSAN shareholders. The exchange ratio will be assessed by the Independent Committee, established to review and negotiate such exchange ratios and submit its’ recommendations to the board of directors of the companies.

Base Date

Furthermore, the Merger Protocol indicates the reference date for the financial information taken into account in connection with the Merger.

Value Attributed to CZZ Assets

The Merger Protocol further clarifies other information regarding the value attributed to CZZ’s assets which will be merged with and into CSAN, such as that any variation on the value attributed to CZZ’s assets between the date-base and the closing of the Merger will be undertaken by CSAN and that the Merger will not result in a capital increase of the company, considering that (i) part of CZZ’s net equity is equal to the book value of its investment in CSAN; and (ii) CSAN will succeed CZZ’s debts.

Material Tax Considerations

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences of the Merger and the ownership and disposition of CSAN Shares and CSAN ADSs following the Merger to U.S. Holders (as defined below) of CZZ Shares described below.

The discussion applies only to a U.S. Holder that holds CZZ Shares as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;

•	persons holding CZZ Shares as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the CZZ Shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax or the provisions of the Code (as defined below) known as the Medicare Contribution Tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons who acquired CZZ Shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the CZZ Shares to an "applicable financial statement" under Section 451(b) of the Code;

•	persons holding CZZ Shares in connection with a trade or business conducted outside the United States;

•	persons holding CZZ Shares that own or are deemed to own 10% or more of our stock (by vote or value); or

•	U.S. Holders that will own (directly or indirectly) 5% of the either the total voting power or the total value of the shares of CSAN immediately after the Merger.

In addition, this discussion does not address other U.S. federal taxes (such as gift or estate taxes) or the tax consequences of the Merger under state, local or non-U.S. tax laws.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds CZZ Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding CZZ Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of the Merger and of owning and disposing of CSAN Shares or ADSs following the Merger in their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of CZZ Shares that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns CSAN ADSs will be treated as the owner of the underlying CSAN Shares represented by such ADSs for U.S. federal income tax purposes.

This discussion assumes that CZZ and CSAN are not, and will not become, passive foreign investment companies, as described below.

Shareholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the Merger to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other U.S. federal tax laws.

The Merger

We expect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  However, completion of the merger is not conditioned on the receipt of an opinion of counsel to that effect and neither we nor CZZ intend to obtain a ruling from the Internal Revenue Service, or the “IRS,” regarding qualification of the Merger as a “reorganization.”  Accordingly, no assurance can be given that the IRS will not challenge the treatment of the Merger as a “reorganization” or that a court would not sustain such a challenge.

Subject to the discussions below and under “—Passive Foreign Investment Company Rules”, if the Merger is treated as a “reorganization” for U.S. federal income tax purposes:

•	no gain or loss will be recognized by the U.S. Holder on the exchange of CZZ Shares for CSAN Shares or ADSs;

•	the aggregate basis of the CSAN Shares or ADSs received in the Merger will be equal to the U.S. Holder’s aggregate tax basis in its CZZ Shares exchanged in Merger;

•	the holding period of the CSAN Shares or ADSs received in exchange for CZZ Shares will include the holding period of the CZZ Shares for which they are exchanged.

Taxation of Distributions on CSAN Shares or ADSs

Distributions paid on CSAN Shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of  CSAN’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because CSAN does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where CSAN’s ADSs are expected to be traded). U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

The amount of a dividend will include any amounts withheld by CSAN in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of CSAN Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of CSAN Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the CSAN Shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the CSAN Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or other disposition of CSAN Shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax.

See “—Material Brazilian Tax Considerations—Income Tax—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Brazilian income taxes withheld from dividends on CSAN Shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of CSAN Shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of CSAN Shares in exchange for ADSs and the cancellation of ADSs in exchange for CSAN Shares (as discussed above under “—Material Brazilian Tax Considerations—Tax on Mergers Involving Bonds and Securities”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

Special, generally unfavorable, U.S. federal income tax rules may apply to U.S. Holders that have held CZZ Shares or will hold CSAN Shares or ADSs if CZZ or CSAN has been or is a “passive foreign investment company”, or “PFIC,” at any time during which the U.S. Holder has held or holds CZZ Shares or CSAN Shares or ADSs, and may change the treatment of distributions on and dispositions of CSAN Shares or ADSs described above and the treatment of the exchange of CZZ Shares for CSAN Shares or ADSs pursuant to the Merger.

CZZ believes that it was not a PFIC for U.S. federal income tax purposes for the 2019 taxable year and CSAN does not expect to be a PFIC for its current taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the CSAN will not be a PFIC for any taxable year.

If CZZ has been a PFIC at any time during the holding period of a U.S. Holder, assuming that CSAN is not a PFIC in the taxable year of the Merger, such a U.S. Holder would, under proposed regulations which are proposed to be effective from April 11, 1992, recognize gain (but not loss) upon the exchange of its CZZ Shares for CSAN Shares or ADSs. The gain would be equal to the difference between the fair market value of the CSAN Shares or ADSs received on the date of the exchange and the U.S. Holder’s tax basis in CZZ Shares exchanged and would be subject to taxation in the manner described below with respect to gain on disposition of CSAN Shares or ADSs.

If CSAN were a PFIC for any taxable year during which a U.S. Holder held CSAN Shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the CSAN Shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the CSAN Shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before CSAN became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to any distribution received by a U.S. Holder on its CSAN Shares or ADSs to the extent in excess of 125% of the average of the annual distributions on CSAN Shares or ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether CSAN is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC. Furthermore, if CSAN were a PFIC or, for the taxable year in which CSAN paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If CSAN is a PFIC for any taxable year during which a U.S. Holder owns CSAN Shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to CSAN’s Shares or ADSs.

U.S. Holders of CSAN Shares or ADSs should consult their own tax advisers as to the Brazilian, U.S. federal, state, local and other tax consequences of the ownership and disposition of CSAN Shares or ADSs based upon their particular circumstances.

MATERIAL BRAZILIAN TAX CONSIDERATIONS

The following discussion, prepared by our Brazilian counsel, summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares and ADSs by an individual, entity, trust or organization that is not domiciled or resident in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”). The following is a general discussion and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws and regulations of Brazil as in effect on the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change to the legislation may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to such purchaser of an investment in CSAN Shares or CSAN ADSs.

The tax consequences described below do not take into account tax treaties entered into by and between Brazil and other countries. The summary below does not address any tax consequences under the tax laws of any state or locality of Brazil.

Material Brazilian Tax Consequences to Non-Resident Holders as a Result of the Merger

The deposit of shares of a non-Brazilian entity in exchange for the CSAN ADSs by a Non-Resident Holder is expected to be out of the scope of Brazilian tax rules, as it constitutes an exchange, via merger, of non-Brazilian assets by a non-Brazilian Holder. No guarantee exists that such tax treatment will not be disputed by Brazilian tax authorities or will be validated by Brazilian courts if they are required to decide on the subject.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as CSAN, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Notwithstanding the foregoing, it should be noted that Brazilian GAAP was subject to changes in the end of 2007 (effective as of 2008) in order to conform to IFRS accounting standards. However, until January 1, 2015, Brazilian companies were still required to adopt, for tax purposes, the accounting rules and criteria that were effective on December 31, 2007, or the old Brazilian GAAP, pursuant to a transitory tax regime (regime tributário de transição), or RTT. Law No. 12,973 of May 13, 2014, as amended, or Law No. 12,973/14, extinguished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, the taxpayers were entitled to elect to adopt the new rules or to adopt the RTT.

Under the RTT, there was controversy on how tax authorities would view certain situations, including whether dividends should be calculated in accordance with the IFRS rules or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS rules in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be taxable income. In view of such controversy, Law No. 12,973/14 expressly determines that dividends calculated in accordance with the IFRS rules based on profits ascertained between January 1, 2008 and December 31, 2013 should not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, of September 17, 2014, or Normative Ruling No. 1,492/14, which provides that dividend distributions supported by IFRS profits ascertained in the year 2014 that exceed the amount resulting from the adoption of the old Brazilian GAAP should be subject to taxation. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS rules) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, there can be no assurance that dividends distributed out of the profits of companies ascertained in the 2014 fiscal year and that have not elected to adopt the new rules in said fiscal year will be tax exempt. If the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in the fiscal year of 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20.0% or 17%, as the case may be, or (3) where the applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments (“Low or Nil Tax Jurisdiction”). See “—Discussion on Low or Nil Tax Jurisdictions.”

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. If this tax exemption does not apply, it could have an adverse impact on Non-Resident Holders.

Interest Attributable to Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, or Law No. 9,249/95, allows a Brazilian corporation, such as CSAN, to make distributions to shareholders of interest on equity and treat those payments as deductible expense, for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net profits (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as the CSAN Shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of common shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council (a “4,373 Holder”), and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Under current law, for transactions taking place outside the B3 or the organized over-the counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction. The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i)	15% on any capital gain not exceeding R$5,000,000.00;

(ii)	17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii)	20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv)	22.5% on the portion of the capital gain exceeding R$30,000,000.00.

If the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the 4,373 Holder would be subject to income tax at a fixed rate of 15%.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can later be offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to our common shares will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes the income tax at a rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. On November 28, 2014, the Brazilian tax authorities issued the Ordinance No. 488, which decreased from 20% to 17% such minimum threshold for specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20% or 17%, as the case may be; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, of June 7, 2010, or Normative Ruling No. 1,037/10, as amended, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the Privileged Tax Regimes.

The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of dividends, interest on equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such Privileged Tax Regimes concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regimes definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors holding common shares such as a Non-Resident Holder. Prospective purchasers should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Ruling No. 1,037/10, as amended, and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Sale of ADSs

We do not expect the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident to be subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under CMN Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the Exchange of Shares for ADSs

The deposit of shares of a Brazilian entity in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the share price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which would be subject to taxation at a fixed 15% rate.

Tax on Foreign Exchange Mergers

Brazilian law imposes a tax on foreign exchange transactions (“IOF/Exchange”), due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%

Effective as of December 1, 2011, however, the IOF/Exchange is levied at a rate of 0% over foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares of a Brazilian entity. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Mergers Involving Bonds and Securities

Brazilian law imposes a tax on transactions involving bonds and securities (“IOF/Bonds”), on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently 0%, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the B3 with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares by a Non-Resident Holder, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares.

MATERIAL BERMUDA TAX CONSIDERATIONS

The following is a discussion of the material Bermuda tax consequences of the Merger . The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of CZZ

There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, stamp duty or inheritance tax payable by CZZ in respect of the Merger. As a result, other than for persons ordinarily resident in Bermuda there are no current Bermuda taxation implications resulting from the Merger or the transactions contemplated by the Agreement.

Taxation of CZZ shareholders

There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty, stamp duty or inheritance tax payable by the CZZ shareholders in respect of the Merger. As a result, other than for persons ordinarily resident in Bermuda there are no current Bermuda taxation implications resulting from the Merger or the transactions contemplated by the Agreement.

In respect of persons ordinarily resident in Bermuda, inheritance tax liabilities may arise on death if their CZZ shares or the shares resulting from the consummation of the Merger form part of their estate.

CZZ has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the tax will not until 31 March 2035, be applicable to CZZ or to any of CZZ’s operations or to CZZ’s shares or other obligations except in so far as the tax applies to persons ordinarily resident in Bermuda or to any taxes payable by CZZ in respect of real property or leasehold interests in Bermuda held by CZZ.

Information About the Companies

Cosan S.A./CSAN

We are an integrated energy and infrastructure company and a market leader in fuel distribution, sugar and ethanol production and natural gas distribution, and a subsidiary of CZZ. Our main operations include: (1) Raízen Energia, through which we produce and market a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse; (2) Raízen Combustíveis through which we distribute and market fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; (3) gas and energy, including (i) the distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law; and (4) Moove, through which we produce and distribute lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark.

Our business consists of the business of CZZ excluding the business of CLOG. Given that, prior to the Merger, CLOG will merge into us, once the Merger is completed, our business will be the same as CZZ’s current business. See “—Cosan Limited/CZZ” and “Where You Can Find More Information” for additional information on the business of CZZ.

We are a corporation (sociedade anônima) incorporated under the laws of Brazil on July 8, 1966 for an unlimited duration and registered under NIRE number 35300177045. Our legal name is Cosan S.A. Our registered and principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is http://https://ri.cosan.com.br/en/.

CSAN’s agent for service is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Cosan Limited/CZZ

CZZ is one of the largest companies in Brazil with businesses in sectors which are strategic to Brazil’s development, such as energy and logistics. The following companies are part of the organization: CSAN and its subsidiaries, Compass, Moove, Raízen (which is under joint control) and CLOG with its subsidiary Rumo.

CZZ is the current holding company of the CZZ Group, which includes the CSAN Group and the CLOG Group. The CZZ 2019 Form 20-F includes consolidated information on the CZZ Group which also describes the businesses of the CSAN Group and the CLOG Group.

CZZ is a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. CZZ is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Its legal name is Cosan Limited and its commercial name is “Cosan.” CZZ’s registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda and its principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil. The general telephone and fax numbers of CZZ are 55 11 3897-9797 and 55 11 3897-9799, respectively. CZZ’s website is http://ir.cosanlimited.com/en. In addition, the SEC maintains a website that contains information which CZZ has filed electronically with the SEC, including its annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov.

Cosan Logística S.A./CLOG

CLOG’s business is focused on logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment.

CLOG is a corporation (sociedade anônima) incorporated under the laws of Brazil on April 23, 2012 for an unlimited duration and registered under NIRE number 35.300.447.581. CLOG’s legal name is Cosan Logística S.A. and its commercial name is “Cosan Logística.” CLOG’s registered office and principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil and its general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. CLOG’s website is https://ri.cosanlogistica.com/en/.

Information About CZZ

CZZ is one of the largest companies in Brazil with businesses in sectors which are strategic to Brazil’s development, such as energy and logistics. The following companies are part of the organization: CSAN and its subsidiaries, Compass, Moove, Raízen (which is under joint control) and CLOG with its subsidiary Rumo.

CZZ is a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. CZZ is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Its legal name is Cosan Limited and its commercial name is “Cosan.” CZZ’s registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda and its principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil. The general telephone and fax numbers of CZZ are 55 11 3897-9797 and 55 11 3897-9799, respectively. CZZ’s website is http://ir.cosanlimited.com/en. In addition, the SEC maintains a website that contains information which CZZ has filed electronically with the SEC, including its annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov.

CZZ is the current holding company of the CZZ Group, which includes the CSAN Group and the CLOG Group. The CZZ 2019 Form 20-F includes consolidated information on the CZZ Group which also describes the businesses of the CSAN Group and the CLOG Group.

For a discussion of CZZ’s business, which includes the businesses of CSAN and CLOG, see “Item 4. Information on the Company” of the CZZ 2019 Form 20-F, which are incorporated by reference into this prospectus. For more information about how to obtain copies of this information, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations of CZZ

CZZ is one of the largest companies in Brazil with businesses in sectors which are strategic to Brazil’s development, such as energy and logistics. The following companies are part of the organization: CSAN and its subsidiaries, Compass, Moove, Raízen (which is under joint control) and CLOG with its subsidiary Rumo.

CZZ is the current holding company of the CZZ Group, which includes the CSAN Group and the CLOG Group. The CZZ 2019 Form 20-F includes consolidated information on the CZZ Group which also describes the businesses of the CSAN Group and the CLOG Group.

For a discussion of CZZ’s financial condition and results of operations, including a discussion of the results of operations of each of components of the CSAN Group and of the CLOG Group, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of the CZZ 2019 Form 20-F, the June 2020 Earnings Release 6-K and the June 2020 Financials 6-K, which are incorporated by reference into this prospectus. For more information about how to obtain copies of documents incorporated by reference, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Management and Compensation of CZZ

CZZ is managed by a board of directors. For a discussion of CZZ’s management and compensation (as well as certain other corporate governance matters), see “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions” of the CZZ 2019 Form 20-F, which are incorporated by reference into this prospectus. For more information about how to obtain copies of documents incorporated by reference, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Description of CSAN Shares and CSAN By-Laws

The following is a summary of certain significant provisions of the CSAN By-Laws (estatuto social) and the laws of Brazil. This description does not purport to be complete and is qualified by reference to the complete text of the CSAN By-Laws, included herein as Exhibit 3.1, and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review the CSAN By-Laws in their entirety as they, and not this description, will control your rights as a holder of CSAN Shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or “the Company” refer to CSAN.

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. CSAN is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, São Paulo – SP, 04538-132, Brazil , Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 50.746.577/0001-15. CSAN was incorporated on July 8, 1966. CSAN is governed by the laws of Brazil, as well as by the CSAN By-Laws.

Capital Stock

As per Article 5 of the CSAN By-Laws, the capital stock of the CSAN, fully subscribed to and paid in, is of five billion, seven hundred and twenty seven million, four hundred and seventy eight thousand, fifty eight reais and fourteen centavos (R$5,727,478,058.14 ), divided into 394.210.000 registered common shares, with no par value. The capital stock of CSAN will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

CSAN is authorized to increase its capital stock, regardless of an amendment to the CSAN By-Laws, in up to seven billion reais (R$7,000,000,000.00), upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

The board of directors of CSAN may grant stock purchase or subscription options, under the plan or programs approved at the shareholders’ meeting, to the managers and employees of CSAN, as well as to managers and employees of other companies directly or indirectly controlled by CSAN, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Corporate Purpose

As per Article 3 of the CSAN’s By-Laws, CSAN’s purposes are to (i) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (ii) distribute fuels in general and trade oil byproducts; (iii) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (iv) provide logistics and port services, as well as technical, administrative and financial advisory services; (v) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (vi) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (vii) farming and livestock activities in proprietary or third-party-owned lands; (viii) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (ix) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (x) render technical services related to the activities mentioned above; (xi) hold equity interest in other companies; and (xii) processing and trading of fuel gases. .

The development of activities by the companies that CSAN holds direct or indirect interest in any type considers the following factors: (i) the short- and long-term interests of CSAN and its shareholders, and (ii) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which CSAN operates, both locally and globally.

Dividends

The CSAN By-Laws require that we distribute annually to CSAN’s shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of CSAN’s net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to CSAN’s legal reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Net income not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. CSAN’s board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. CSAN’s board of directors may also declare a distribution of interim dividends or interest based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting. The board of directors may also declare dividends based on financial statements prepared for interim periods; provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporation Law and any dividends that fail to be claimed within a period of three (3) years will revert to CSAN.

In general, Non-Resident Holders must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the CSAN ADSs are held in Brazil by       , also known as the custodian, as agent for the ADS Depositary, which is the registered owner on the records of the registrar for CSAN’s shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the ADS Depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the ADS Depositary for distribution to holders of CSAN ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of CSAN ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to Non-Resident Holders will not be subject to Brazilian withholding tax; however, it is not clear under Brazilian law whether such withholding income tax exemption is also applicable to dividends distributed to holders of CSAN ADSs abroad.

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in CSAN’s financial statements prepared in accordance with IFRS.

Rights of Holders of Common Shares

Each of CSAN’s common shares entitles its holder to one vote at CSAN’s annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to the CSAN By-Laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, the CSAN By-Laws and the Brazilian Corporation Law provide that holders of CSAN Shares are entitled to dividends or other distributions made in respect of CSAN Shares in accordance with their respective participation in CSAN’s capital. See “Description of CSAN ADSs and CSAN Deposit Agreement—Dividends and Distributions” for a more complete description of payment of dividends and other distributions of CSAN Shares. In addition, in the event of CSAN’s liquidation and following the payment of all CSAN’s outstanding liabilities, holders of CSAN Shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in CSAN’s capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules, the CSAN Shares have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither the CSAN By-Laws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of CSAN’s company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold CSAN’s management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “Description of CSAN Shares and CSAN By-Laws—Dividends—Right of Withdrawal” and “Description of CSAN Shares and CSAN By-Laws—Dividends—Redemption.”

Neither the CSAN By-Laws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of CSAN Shares.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in CSAN in a single transaction or series of successive transactions must be agreed upon under a condition precedent or subsequent that the acquirer will make a tender offer to purchase the shares issued by CSAN and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Rules and Article 35 of the CSAN By-Laws.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and CSAN By-Laws.

The shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of twenty five percent (25%). Pursuant to Brazilian Corporation Law, our net income may be allocated to income reserves and to the distribution of dividends. For purposes of Brazilian Corporation Law, net income is defined as a period’s result minus accumulated losses from previous years, income and social contribution tax provisions and any other amounts allocated for the payment of profit sharing authorized in our bylaws to employees and management

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of CSAN’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by CSAN’s fiscal council. In addition, CSAN’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. See “Description of CSAN Shares and CSAN By-Laws —Dividends.”

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for our shares in any capital increase of the same class of shares owned by them, pro rata to their interest in our capital stock at the time of the capital increase, except in the event of a grant or assignment of any option to acquire or subscribe to our common shares.

While our shareholders also have preemptive rights to subscribe for convertible debentures and subscription warrants, no preemptive rights apply to actual conversions of debentures, acquisitions of common shares from subscription of warrants and the offer and exercise of call options. In accordance with Brazilian Corporation Law, a period of at least 30 days following the publication of a notice of issuance of shares, convertible debentures or subscription warrants is granted for the exercise of preemptive rights, which rights may be transferred or disposed of for value. However, in accordance with Article 172 of Brazilian Corporation Law, our board of directors may refuse the granting of preemptive rights, or reduce the exercise period, with respect to the issue of new shares, convertible debentures and subscription warrants, up to the maximum limit of our authorized capital stock, if the placement of those shares, debentures or warrants occurs through a stock exchange sale or a public offering, in a public tender offer, with the objective of acquiring control of another company.

Our shareholders are not entitled to preemptive rights to subscribe our shares or our subscription bonus issued and placed through the trade on a stock exchange or a public subscription or the acquisition of shares made in the context of a public offer for acquisition of control

Arbitration

In accordance with the regulations of the Novo Mercado and the CSAN By-Laws, CSAN, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, the CSAN By-Laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with CSAN’s shareholders. As the holders of CSAN ADSs are not direct shareholders of CSAN, these arbitration requirements do not apply to such CSAN ADS holders; however, because the ADS Depositary is a holder of CSAN Shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against CSAN under Brazilian law.

Liquidation

CSAN shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidator(s) and the members of CSAN’s fiscal council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem CSAN Shares subject to the approval of CSAN’s shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with CSAN’s retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify, on a pro rata basis, the shares to be redeemed.

Right of Withdrawal

The Brazilian Corporation Law provides that, in case any of our shareholders dissent from certain decisions taken at a shareholders’ meeting, they have the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.

Pursuant to Brazilian Corporation Law, shareholder withdrawal rights may be exercised under the following circumstances, among others :

•	to reduce the mandatory distribution of dividends;

•	to merge with another company (including if CSAN is merged into one of its controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•	to approve CSAN’s participation in a centralized group of companies, as defined under Article 265 of the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•	to change CSAN’s corporate purpose;

•	to terminate a state of liquidation of the corporation;

•	to dissolve the corporation; or

•	to transfer all of CSAN’s shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to acquire the totality of shares of another company through a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•	to conduct a spin-off that results in (a) a change of CSAN’s corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize CSAN’s financial stability.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since the CSAN By-Laws currently do not provide that CSAN’s shares be subject to withdrawal at their economic value, CSAN’s shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, CSAN must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

The CSAN Shares are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the CSAN Shares is carried out through a debit entry on the seller’s account and a credit entry on the purchaser’s account upon (i) written request of the seller; or (ii) judicial order or authorization ..

Form and Transfer

Because the CSAN Shares are in registered book-entry form, the transfer of shares is made under Article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank, pursuant to Resolution No. 4,373/2014 of the Brazilian Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of CSAN Shares may choose, at its discretion, to hold CSAN Shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in CSAN’s register of shareholders. Each participating shareholder will, in turn, be registered in CSAN’s register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, CSAN’s shareholders are generally empowered to take any action relating to CSAN’s corporate purposes and to pass resolutions that they deem necessary. Shareholders at CSAN’s annual general shareholders’ meeting, which is required to be held within the first four months of the end of each year, have the exclusive right to approve CSAN’s audited financial statements and CSAN’s management accounts, as well as to determine the allocation of CSAN’s net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting. Generally (i) the installation of the fiscal council and election of its members, (ii) the election of the members of CSAN’s board of directors and (iii) the determination of the annual compensation of CSAN’s executive officers, board of directors and fiscal council are approved in the annual shareholders’ meeting, but such matters may also be approved at extraordinary shareholders’ meetings.

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

•	amendment of the CSAN By-Laws;

•	election and dismissal of the members of CSAN’s board of directors and fiscal council, whenever requested by CSAN’s shareholders;

•	approval of management accounts and of CSAN’s audited financial statements on a yearly basis;

•	authorization of issuance of debentures by us, except for issuances which CSAN’s board of directors has been authorized to decide pursuant to a previous decision of CSAN’s shareholders;

•	suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or the CSAN By-Laws;

•	approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of CSAN’s capital stock;

•	approval of issuance of shares in excess of the limit of CSAN’s authorized capital;

•	determination of the annual compensation of CSAN’s executive officers, board of directors and fiscal council;

•	approval of any transaction involving CSAN’s transformation into a limited liability company, consolidation, merger or spin-off;

•	approval of any transaction involving CSAN’s dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•	authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of CSAN’s common shares, in such event;

•	authorization to CSAN’s directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;

•	approval of stock option plans for managers and employees of CSAN and companies directly or indirectly controlled by CSAN, excluding shareholder preemptive rights; and

•	approval of any stock splits or reverse stock splits.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of CSAN’s issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If CSAN’s shareholders meet to amend the CSAN By-Laws, a supermajority quorum of shareholders representing at least two-thirds of CSAN’s issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

A shareholder may be represented in a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the date of the relevant shareholders’ meeting. The attorney-in-fact must be a shareholder, director or executive officer of CSAN, a lawyer or a financial institution registered by their manager.

Generally, the affirmative vote of shareholders representing at least the majority of CSAN’s issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of CSAN’s issued and outstanding shares is required to, among other measures:

•	reduce the percentage of mandatory dividends;

•	change CSAN’s corporate purpose;

•	consolidate with or merge us into another company;

•	engage in a spin-off transaction;

•	approve CSAN’s participation in a group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve CSAN’s dissolution; and

•	approve the merger of all of CSAN’s common shares into another Brazilian company.

Location of a Shareholders’ Meeting

CSAN’s shareholders’ meetings take place at CSAN’s headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows CSAN’s shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (i) at CSAN’s headquarters, in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, ZIP Code 04538-132 and (ii) on the internet at CSAN’s website (https://ri.cosan.com.br/en/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this prospectus and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by CSAN’s board of directors and by:

•	any shareholder, if CSAN’s board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and the CSAN By-Laws;

•	shareholders holding at least five percent of CSAN’s capital stock, if CSAN’s board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least five percent of CSAN’s capital stock if CSAN’s board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or

•	CSAN’s fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and the CSAN By-Laws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in any other newspaper widely circulated, which, in CSAN’s case, is the Folha de São Paulo. The first notice must be published no later than 15 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. However, in certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. The first notice must also be published 30 days prior to the meeting in the event that there are depositary receipts or securities traded abroad. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to the CSAN By-Laws, a description of the subject matter of the proposed amendment.

Conditions of Admission to CSAN’s Shareholders’ Meeting

In order to attend a shareholders’ meeting and exercise their voting rights shareholders must prove their status as shareholders and their ownership of by presenting his or her identity card/organizational documents and proof of power of attorney, if applicable, and proof of deposit issued by the financial institution responsible for the bookkeeping of the CSAN Shares.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of CSAN’s shareholders, or one of CSAN’s officers or directors, a lawyer or a financial institution represented by their manager.

Delisting from the Novo Mercado

At any time, CSAN may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, CSAN (or its controlling shareholders) would be required to first launch a public tender offer through which CSAN or the controlling shareholders would acquire the free float shares (“Delisting TO”). The Delisting TO must comply with the applicable rules of the CVM Instruction No. 361, dated March 5, 2002, as amended or “CVM Instruction No. 361,” and (i) have a “fair price”, according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. CSAN’s delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

If CSAN delists from Novo Mercado due a corporate restructuring transaction, either (i) the surviving company must submit the application for listing on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such corporate restructuring transaction or (ii) if the resulting companies do not wish to be listed on the Novo Mercado, the majority of the holders of the outstanding free float shares must approve such corporate restructuring transaction.

In certain circumstances, CSAN (or its controlling shareholders) could be required under the Novo Mercado rules to launch a Delisting TO. Novo Mercado regulation stipulates that the compulsory delisting from Novo Mercado will be applied only in the event CSAN has violated Novo Mercado listing rules for a period of more than nine months.

Under CVM rules, if the offeror in a Delisting TO (the “Delisting TO Offeror”) subsequent transfers shareholding control within the 12-month period following the occurrence of a Delisting TO, the Delisting TO Offeror must pay to the former shareholders that tendered their shares in the Delisting TO (the “Delisting TO Former Shareholders”), on a pro rata basis, the difference, if any, between the tender offer price paid to the Delisting TO Former Shareholders and the price the Delisting TO Offeror received in such subsequent transfer.

Purchases of CSAN’s Common Shares for Treasury

Pursuant to CVM Instruction No. 567, dated September 17, 2015, or “CVM Instruction No. 567,” the purchase or sale by us of CSAN’s own shares requires shareholders’ approval in the event that the transaction:

•	takes place outside a stock exchange or over-the-counter market, involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;

•	takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of CSAN’s common shares quoted on the relevant stock exchange;

•	aims to change or prevent a change in CSAN’s controlling shareholding or administrative structure; and

•	takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Instruction No. 567, CSAN’s shareholders’ approval is not required for the purchase or sale by us of CSAN’s own shares:

•	where the counterparty is a member of CSAN’s board of directors, CSAN’s officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or

•	in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire CSAN’s own shares to be held in treasury, sold or canceled, pursuant to a resolution of CSAN’s board of directors or CSAN’s shareholders, as applicable. We may not acquire CSAN’s common shares, hold them in treasury or cancel them in the event that such transaction:

•	targets shares owned by CSAN’s controlling shareholders;

•	takes place on organized securities markets at prices higher than market price;

•	is concurrent with a public offering for the acquisition of CSAN Shares, pursuant to the applicable securities regulations; or

•	requires funds greater than those currently available to us.

In order to authorize the purchase of CSAN’s own shares, CSAN’s board of directors or CSAN’s shareholders (through a resolution approved at a shareholders meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of CSAN’s outstanding shares and the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Instruction No. 567.

Policy for the Trading of CSAN’s Securities by CSAN and Its Controlling Shareholder (If Any), Directors and Officers

CVM Instruction No. 358, dated January 3, 2002 (“CVM Instruction No. 358”), establishes that “insiders” must abstain from trading CSAN’s securities, including derivatives backed by or linked to CSAN’s securities, prior to CSAN’s disclosure of material information to the market.

The following persons are considered insiders for purposes of CVM Instruction No. 358: we, CSAN’s controlling shareholder (if any), members of CSAN’s board of directors, executive officers, members of CSAN’s fiscal council, members of any of CSAN’s technical or advisory bodies and whoever by virtue of its title, duty or position in CSAN’s company, CSAN’s controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

•	to any of CSAN’s former officers, members of CSAN’s board of directors or CSAN’s fiscal council for a six-month period, if any such officer, director or member of the fiscal council left CSAN’s company prior to the disclosure of material information he/she was aware of while in office;

•	in the event that we intend to acquire another company, consolidate, spin off part or all of CSAN’s assets, merge, transform, or reorganize;

•	to us, in connection with or for the transfer of CSAN’s control, or in the event that an option or mandate to such effect has been granted;

•	to CSAN’s direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of CSAN’s subsidiaries or affiliates are in the process of purchasing or selling

CSAN Shares or have granted stock options over CSAN Shares, or if a mandate for such purposes has been granted; or

•	during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), which is a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

Disclosure of Information

We are subject to the reporting requirements established by the Brazilian Corporation Law and the CVM.

Disclosure of occasional and periodic information

Pursuant to the Brazilian Corporation Law, CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to the CVM and the B3 the following occasional and periodic information, among others:

•	financial statements prepared in accordance with Brazilian GAAP, as well as management’s and the independent auditors’ report, within three months after the end of the fiscal year, or on the date they were made available to the shareholders, whichever is earlier; together with the standard financial statements (Demonstrações Financeiras Padronizadas), a report in a standard form covering the material financial information contained in the financial statements;

•	notices of annual shareholders’ meeting on the earlier of (a) the date of their publication or (b) the 15 day prior to the annual shareholders’ meeting;

•	all documents necessary for the shareholders to exercise their voting rights in the annual shareholders’ meeting;

•	summary of the decisions and actions taken at annual shareholders’ meetings, on the date they were held;

•	standard financial statements (Demonstrações Financeiras Padronizadas), within three months after the shareholders’ meeting;

•	our annual report on standard form containing our relevant corporate, business and selected financial information (Formulário de Referência), or FR, within five months after the end of the year, or within seven business days from a fact that resulted in a mandatory review;

•	interim standard financial statements (Informações Trimestrais), together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•	notices of special shareholders’ meeting or debenture holders’ meetings on the date of their publication;

•	a summary of the decisions and actions taken in our special shareholders’ meetings, on the same day they were held;

•	a copy of the minutes of each special shareholders’ meeting or debenture holders’ meetings, within seven days after the meeting;

•	a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•	a copy of the minutes of board of directors’ meetings, only in case the decisions taken during such meetings affect third parties, within seven business days after the meeting;

•	a copy of the minutes of fiscal council meetings, if installed, which approve opinions, within seven business days after the disclosure of the fact or act that is the subject of the opinion;

•	certain appraisal reports required by Brazilian Corporate Law as well as by the regulation enacted by the CVM;

•	disclosure of any material developments, on the same date a notice to the market on these developments is published;

•	our policy for trading of shares;

•	our policy for disclosure of information;

•	a consolidated version of the bylaws whenever there is an amendment thereto, within seven business days after the amendment date;

•	information on any request for judicial reorganization or ratification of extrajudicial reorganization, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy that are based on a material amount, on the same date of its filing with a court or on the date we take notice of it in the case of a third-party petition;

•	information on any judicial decision on our bankruptcy, on the date we take notice of it;

•	any direct or indirect ownership interest exceeding 5% of our capital stock, considering any ultimate individual beneficial owner;

•	the number and characteristics, on a consolidated basis, of our shares held directly or indirectly by our controlling shareholders, members of our board of directors, board of executive officers and fiscal council;

•	changes in the numbers of our shares held by the controlling shareholders, members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•	the number of free-float shares, and their percentage in relation to the total number of issued shares;

•	Report on the Brazilian Code of Best Governance Practices (Informe Brasileiro de Governança Corporativa);

•	the existence of our arbitration provision to which we, our shareholders, members of our board of directors, board of executive officers and fiscal council are bound; and

•	other information required by the CVM within the term assigned for this purpose.

Information the B3 requires from companies listed on the Novo Mercado

In addition to the information required pursuant to applicable legislation, a company with shares listed on the Novo Mercado listing segment of the B3, such as ours, must observe the following additional disclosure requirements, among others:

•	a code of conduct;

•	we must disclose, in English, simultaneously to the respective disclosure in Portuguese any: (i) material facts; (ii) information on earnings disclosed by means of notices to our shareholders or communications to the market; and (iii) press releases regarding our financial condition;

•	disclose a copy of the internal rules of our board of directors and its committees;

•	in accordance to the CVM regulations, we must inform the resignation or dismissal of members of our board of directors and statutory directors by the next business day in which we are informed of the resignation or in which the dismissal is approved;

•	by December 10 of each year, we must disclose the annual calendar for the following calendar year containing at least the dates of the disclosure of the annual and quarterly financial information and the date on which the annual shareholders’ meeting will be held;

•	disclose our remuneration policy;

•	disclose our nomination policy;

•	disclose our risk management policy;

•	disclose our related parties’ transactions policy; and

•	the company must mention in our by-laws the arbitration provisions to which its shareholders and managers are bound.

Disclosure of trading by members of our board of directors, our executive officers, our fiscal council members and shareholders

According to CVM regulations, our directors, executive officers and members of our fiscal council, as well as members of any of our technical or advisory committees are required to report to us ownership and trading of our shares or shares of any publicly held company that we control or are controlled by, or entities closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her Brazilian tax return and any company directly or indirectly controlled by any of these persons. Such communication must include the following information:

•	the name and qualifications of the person providing the information;

•	the amount, type and/or class of shares traded, or in the case of other securities traded, the characteristics of such securities, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•	the form, price and date of the transaction or transactions.

This information must be sent (1) on the first business day after the appointment of the director, officer or member for his or her position, (2) when the publicly-held company registration is submitted to the authorities and (3) within five days after each transaction.

We must provide such information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in ownership occurred, after the end of each month in which our directors, executive officers and members of our fiscal council take office or after the end of each month in which our directors, executive officers and members of our fiscal council communicate to us any change in the information provided with respect to their spouses, partners or dependents that is included in their Brazilian tax return and any company directly or indirectly controlled by any of these persons.

This information must be delivered individually and in consolidated form by each category of persons indicated therein and the consolidated information will be available from the CVM in electronic form.

Our investor relations officer is responsible for the transmission of information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Instruction No. 358, whenever there is an increase or reduction of multiples of 5% in the ownership of any type of shares forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (1) the name and credentials of the person acquiring the shares; (2) the target of the acquisition of the ownership interest and the quantity of shares intended to be acquired, including, if relevant, a declaration that the transaction is not intended to effect a change the composition of our Company’s control or administrative structure; (3) the number of shares and other securities and/or derivatives referenced in the shares (with physical or financial settlement); (4) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities and (5) in the case of foreign shareholders, the name and Brazilian tax file number of their representative in Brazil. Moreover, we are required to send this information to the CVM and the B3 and update our Brazilian reference form (formulário de referência) accordingly.

Disclosure of Material Developments

CVM Instruction No. 358 requires the disclosure of certain information related to material acts or facts concerning publicly listed companies. These requirements include provisions that:

•	define a material fact, which include decisions made by the principal shareholders, resolutions of the shareholders’ meeting and of the board of directors, board of executive officers and fiscal council, if installed, and any technical or advisory committee of publicly listed companies, or any other facts of a political, administrative, technical, business, financial or economic nature that are related to the company’s business and that may significantly influence (i) the price of its publicly traded securities; (ii) the decision of investors to buy, sell or hold these securities; and (iii) the decision of investors to exercise any of the securities’ underlying rights;

•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any management, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the investor relations officer, controlling shareholders, directors, executive officers, members of the fiscal council, if installed, and of any technical or advisory committee to disclose material facts to the CVM;

•	require simultaneous disclosure of material facts to all stock exchanges in which the company’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a company to publish material facts, including its intentions as to whether or not to de-list the company’s shares, within one year after the acquisition;

•	establish rules regarding disclosure requirements with respect to the acquisition and disposal of material equity interest in a publicly traded company; and

•	restrict the use of insider information.

According to CVM Instruction No. 358, under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments when our controlling shareholders or officers believe that disclosure would place our interest at risk.

Corporate Governance

In conducting CSAN’s business, we adopt corporate governance practices based on the principles of transparency, general equity principles, accountability and corporate responsibility, all in accordance with the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa) (“IBGC”), which provides guidelines to companies in order to: (a) increase value; (b) improve performance; (c) facilitate access to capital at lower costs; and (d) contribute to the continuity of operations. Among other corporate governance practices recommended by the IBGC, we have adopted the following practices:

•	capital stock composed exclusively by common shares, providing all shareholders with voting rights;

•	registration, whenever requested by its shareholders, of the occurrence of dissenting votes;

•	maintenance and disclosure of the registry containing the quantity of shares that each member possesses, identifying them by name;

•	the requirement that in the event of a sale of shares that would result in a change of control, all shareholders have the right to sell their shares under the same terms as any controlling shareholders (tag along). The change of control premium must be transparent. In the event of the sale of all of any controlling shareholder block, the offeror must provide tag-along rights for shareholders who do not form part of a control block;

•	hiring independent auditors to audit CSAN’s financial statements;

•	forwarding to the CVM and to B3 all the minutes of CSAN’s shareholders’ meetings;

•	provision in the CSAN By-Laws for a fiscal council (on a non-permanent basis upon the affirmative vote of the requisite number of shareholders);

•	clear by-laws with respect to (1) the manner in which shareholders’ meetings will be convened; and (2) the election, removal and term of CSAN’s directors and executive officers;

•	adoption of a board of directors, consisting of nine to thirteen members, who have a unified one-year term of office, with possibility of renewal;

•	separation of the position of chief executive officer and the position of chairman of the board of directors;

•	policy of disclosure of material acts or facts, with the Investor Relations Officer as the Company’s main spokesperson;

•	adoption of a trading policy regarding shares issued by the Company, approved by the board of directors and with controls that enable its compliance;

•	transparency in the disclosure of annual reports;

•	free access to the information and facilities of CSAN’s companies for members of CSAN’s board of directors;

•	resolution of conflicts between CSAN and its shareholders through arbitration, which is the exclusive means of resolving such disputes;

•	a general meeting of shareholders with power to (a) elect and dismiss the board of directors’ members, (b) determine the overall annual compensation of the members of the board of directors and board of executive officers, as well as compensation of the members of the fiscal council, when installed, (c) analyze, on an annual basis, the managers’ accounts and resolve the financial statements presented by them, (d) amend the by-laws, (e) resolve the dissolution, liquidation, merger, split and consolidation of us, or of any of CSAN’s companies, (f) approve the granting of stock option plans to CSAN’s managers and employees, as well as to managers and employees of other companies, direct or indirectly, controlled by us, (g) resolve, as per proposal presented by the management, the allocation of net income for the year and distribution of dividends, (h) elect the liquidator, as well as the fiscal council that shall be installed during the liquidation period, (i) resolve to deregister as a publicly held company and to delist from the special listing segment referred to as the Novo Mercado of B3 and (j) choose a specialized company in charge of determining CSAN’s economic value and preparing the valuation report of CSAN’s common shares, in the event of deregistering as a publicly held company and delisting from the Novo Mercado, within the companies appointed by the board of directors; and

•	the site for the general meeting of shareholders in order to facilitate the presence of all shareholders or their representatives.

Investment in Our Common Shares by Non-Residents of Brazil

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, dated September 3, 1962 (as amended), or CMN Resolution No. 4,373, dated September 29, 2014 (as amended) (“CMN Resolution No. 4,373”), and CVM Instruction No. 560 of March 27, 2015 (as amended) (“CVM Instruction No. 560”).

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Taxation—Material Brazilian Tax Considerations” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

•	appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Brazilian Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and

•	through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Brazilian Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian Federal Revenue Office (Secretaria da Receita Federal) pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a Brazilian identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert their investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131/62, they should begin the process of obtaining foreign investor registration with the Brazilian Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert their ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation—Material Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Taxation—Material Brazilian Tax Considerations.”

Principal Differences between Brazilian and U.S. Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as CSAN, to comply with various corporate governance practices. In addition, following the listing of the CSAN ADSs on the NYSE/Nasdaq, CSAN will be required to comply with the listing rules of the NYSE/Nasdaq, or NYSE rules.

NYSE/Nasdaq rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as CSAN, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE/Nasdaq. Under NYSE/Nasdaq rules, CSAN is required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;

•	provide prompt certification by CSAN’s chief executive officer of any material non-compliance with any corporate governance rules; and

•	provide a brief description of the significant differences between CSAN’s corporate governance practices and the NYSE/Nasdaq corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between CSAN’s corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE/Nasdaq rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, CSAN’s board of directors must be composed of a minimum of two independent directors or a minimum of 20% of CSAN’s total directors must be independent, whichever is greater. Additionally, pursuant to the Brazilian Corporation Law and CVM regulations, CSAN’s directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While CSAN’s directors meet the qualification requirements of the Brazilian Corporation Law and CVM regulations, we do not believe that a majority of CSAN’s directors would be considered independent under the NYSE/Nasdaq rules test for director independence.

Executive Sessions

NYSE/Nasdaq rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the by-laws may provide for such requirement. Under the CSAN’s by-laws, all directors shall meet at least four times each year.

Nominating/corporate governance committee and compensation committee

NYSE/Nasdaq rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporation Law, CSAN is not required to maintain a nominating committee, corporate governance committee or a compensation committee. Aggregate compensation for CSAN’s directors and executive officers is established by CSAN’s shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among CSAN’s directors and executive officers is determined by CSAN’s directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to CSAN require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Shareholder Approval of Equity Compensation Plans

NYSE/Nasdaq rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporation Law, all stock option plans must be submitted for approval by the holders of CSAN’s common shares.

Corporate Governance Guidelines

NYSE/Nasdaq rules require that listed companies adopt and disclose corporate governance guidelines. CSAN complies with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules. CSAN believes the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. CSAN has adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to CSAN’s securities as per CVM’s regulations and the Novo Mercado Rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to CSAN’s board of directors, and which among other matters, is responsible for assessing the quality and effectiveness of CSAN’s risk management processes.

Description of CSAN ADSs and CSAN Deposit Agreement

American Depositary Receipt Facility

       , as depositary (the “ADS Depositary”), will register and deliver American Depositary Shares (“ADSs”), also referred to as CSAN ADSs. Each CSAN ADS will represent ownership of one CSAN Share, deposited with       , as custodian for the ADS Depositary. Each CSAN ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary. The deposited shares, together with any other securities, cash or other property held by the ADS Depositary, are referred to as the deposited securities. The ADS Depositary’s office at which the CSAN ADSs will be administered is located at       .

You may hold CSAN ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of CSAN ADSs, registered in your name, or (ii) by having uncertificated CSAN ADSs registered in your name, or (B) indirectly by holding a security entitlement in CSAN ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold CSAN ADSs directly, you are a registered CSAN ADS holder, also referred to in this description as a CSAN ADS holder. This description assumes that you are a CSAN ADS holder. If you hold CSAN ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of CSAN ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated CSAN ADSs will receive statements from the ADS Depositary confirming their holdings.

As a CSAN ADS holder, we will not treat you as one of CSAN’s shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The ADS Depositary will be the holder of the shares underlying your CSAN ADSs. As a registered holder of CSAN ADSs, you will have ADS holder rights. A deposit agreement among us, the ADS Depositary, CSAN ADS holders and all other persons indirectly or beneficially holding CSAN ADSs sets out CSAN ADS holder rights as well as the rights and obligations of the ADS Depositary. New York law governs the deposit agreement and the CSAN ADSs.

The following is a summary of the material provisions of the deposit agreement that will be entered into by CSAN and the ADS Depositary prior to completion of the Merger (the “CSAN Deposit Agreement”). For more complete information, you should read the entire CSAN Deposit Agreement and the form of ADR. For directions on how to obtain copies of those documents, once CSAN and the ADS Depositary enter into such agreements, see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The ADS Depositary has agreed to pay or distribute to CSAN ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your CSAN ADSs represent.

Cash. The ADS Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the CSAN Deposit Agreement allows the ADS Depositary to distribute the foreign currency only to those CSAN ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the CSAN ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” The ADS Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

If a cash distribution would represent a return of all or substantially all the value of the deposited securities underlying the CSAN ADS, the ADS Depositary may require surrender of those CSAN ADS and may require payment of or deduct the fee for surrender of CSAN ADS (whether or not it is also requiring surrender of CSAN ADS) as a condition of making that cash distribution.

Shares. The ADS Depositary may distribute additional CSAN ADSs representing any shares we distribute as a dividend or free distribution. The ADS Depositary will only distribute whole CSAN ADSs. It will sell shares which would require it to deliver a fraction of a CSAN ADS (or CSAN ADSs representing those shares) and distribute the net proceeds in the same way it does cash. If the ADS Depositary does not distribute additional CSAN ADSs, the outstanding CSAN ADSs will also represent the new shares. The ADS Depositary may sell a portion of the distributed shares (or CSAN ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

If CSAN declares a distribution in which holders of deposited securities have a right to elect whether to receive cash, shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the ADS Depositary may, after consultation with CSAN, make that right of election available for exercise by the owners in any manner the ADS Depositary considers lawful and practical. As a condition of making a distribution election right available to owners, the ADS Depositary may require satisfactory assurances from CSAN that doing so does not require registration of any securities under the Securities Act.

Rights to purchase additional shares. If CSAN offers holders of its securities any rights to subscribe for additional shares or any other rights, the ADS Depositary may (i) exercise those rights on behalf of CSAN ADS holders, (ii) distribute those rights to CSAN ADS holders or (iii) sell those rights and distribute the net proceeds to CSAN ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent that the ADS Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The ADS Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the ADS Depositary that it is legal to do so. If the ADS Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new CSAN ADSs representing the new shares, to subscribing CSAN ADS holders, but only if CSAN ADS holders have paid the exercise price to the ADS Depositary.

U.S. securities laws may restrict the ability of the ADS Depositary to distribute rights or CSAN ADSs or other securities issued on exercise of rights to all or certain CSAN ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The ADS Depositary will send to CSAN ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the ADS Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and distribution of the net proceeds of any such sale. The ADS Depositary may withhold any distribution of securities if it has not received satisfactory assurances from CSAN that the distribution does not require registration under the Securities Act. The ADS Depositary may sell, by public or private sale, an amount of securities or other property it would otherwise distribute that is sufficient to pay its fees and expenses in respect of that distribution.

The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any CSAN ADS holders. We have no obligation to register CSAN ADSs, shares, rights or other securities under the Securities Act. Other than with respect to the Mergers, we also have no obligation to take any other action to permit the distribution of CSAN ADSs, shares, rights or anything else to CSAN ADS holders. This means that you may not receive the distributions CSAN makes on its shares or any value for them if it is illegal or impractical for CSAN to make them available to you.

If a distribution would represent a return of all or substantially all the value of the deposited securities underlying the CSAN ADS, the ADS Depositary may require surrender of those CSAN ADS and may require payment of or deduct the fee for surrender of CSAN ADS (whether or not it is also requiring surrender of CSAN ADS) as a condition of making that distribution.

Deposit, Withdrawal and Cancellation

How are CSAN ADSs issued?

The ADS Depositary will deliver CSAN ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of CSAN ADSs in the names you request and will deliver the CSAN ADSs to or upon the order of the person or persons that made the deposit.

How can CSAN ADS holders withdraw the deposited securities?

You may surrender your CSAN ADSs to the ADS Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the shares and any other deposited securities underlying the CSAN ADSs to the CSAN ADS holder or a person the CSAN ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the ADS Depositary will deliver the deposited securities at its office, if feasible. However, the ADS Depositary is not required to accept surrender of CSAN ADSs to the extent that acceptance would require delivery of a fraction of a deposited share or other security. The ADS Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do CSAN ADS holders interchange certificated CSAN ADSs and uncertificated CSAN ADSs?

You may surrender your ADR to the ADS Depositary for the purpose of exchanging your ADR for uncertificated CSAN ADSs. The ADS Depositary will cancel that ADR and will send to the CSAN ADS holder a statement confirming that the CSAN ADS holder is the registered holder of uncertificated CSAN ADSs. Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated CSAN ADSs requesting the exchange of uncertificated CSAN ADSs for certificated CSAN ADSs, the ADS Depositary will execute and deliver to the CSAN ADS holder an ADR evidencing those CSAN ADSs.

Voting Rights

How do you vote?

CSAN ADS holders may instruct the ADS Depositary how to vote proportionately to the number of deposited shares their CSAN ADSs represent. If we request the ADS Depositary to solicit your voting instructions (and we are not required to do so), the ADS Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how CSAN ADS holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practical, subject to the laws of Brazil and the provisions of CSAN’s organizational documents, to vote or to have its agents vote proportionately to the shares or other deposited securities as instructed by CSAN ADS holders. If we do not request the ADS Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the ADS Depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the ADS Depositary as described above, you will not be able to exercise voting rights unless you surrender your CSAN ADSs and withdraw the shares. However, you may not receive enough advance notice to withdraw the shares. In any event, the ADS Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed, as set forth in the CSAN Deposit Agreement.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the ADS Depositary how to vote proportionately to your shares. In addition, the ADS Depositary and its agents are not responsible for communicating voting instructions or the manner in which they are communicated. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested. In order to give you a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to securities deposited with the ADS Depositary as part of CSAN’s ADS program, if we request the ADS Depositary to act, we agree to give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or CSAN ADS holders must pay:	For:
U.S.$ (or less) per 100 CSAN ADSs (or portion of 100 CSAN ADSs)	Delivery of CSAN ADSs, including deliveries resulting from a distribution of shares or rights
Surrender of CSAN ADSs and withdrawal of deposited securities, including if the CSAN Deposit Agreement terminates
U.S.$ (or less) per CSAN ADS	Any cash distribution to CSAN ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of CSAN ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to CSAN ADS holders
U.S.$ (or less) per CSAN ADS per calendar year	ADS Depositary services
Registration or transfer fees	Transfer and registration of shares on CSAN’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares
Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the CSAN Deposit Agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any CSAN ADSs or shares underlying CSAN ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

The ADS Depositary collects its fees for delivery and surrender of CSAN ADSs directly from investors depositing shares or surrendering CSAN ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to CSAN ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attaching services until its fees for those services are paid.

From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising from establishment and maintenance of the CSAN ADS program, waiving fees and expenses for services provided to us by the ADS Depositary, or sharing revenue from the fees collected from CSAN ADS holders. In performing its duties under the CSAN Deposit Agreement, the ADS Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the ADS Depositary and that may earn or share fees, CSAN ADSs or commissions.

The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction CSAN ADSs, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the CSAN Deposit Agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the CSAN Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to CSAN ADS holders, subject to the ADS Depositary’s obligations under the CSAN Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your CSAN ADSs or on the deposited securities represented by any of your CSAN ADSs. The ADS Depositary may refuse to register any transfer of your CSAN ADSs or allow you to withdraw the deposited securities represented by your CSAN ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your CSAN ADSs to pay any taxes owed and you will remain liable for any deficiency. If the ADS Depositary sells deposited securities, it will, if appropriate, reduce the number of CSAN ADSs to reflect the sale and pay to CSAN ADS holders any proceeds, or send to CSAN ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The ADS Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by a CSAN ADS holder surrendering CSAN ADSs and subject to any conditions or procedures the ADS Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the ADS Depositary as a holder of deposited securities, the ADS Depositary will call for surrender of a corresponding number of CSAN ADSs and distribute the net redemption money to the holders of called CSAN ADSs upon surrender of those CSAN ADSs.

If there is any change in the deposited securities such as subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the ADS Depositary receives new securities in exchange for or in lieu of the old deposited securities, the ADS Depositary will hold those replacement securities as deposited securities under the CSAN Deposit Agreement. However, if the ADS Depositary decides that it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to CSAN ADS holders or for any other reason, the ADS Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the CSAN ADSs.

If there is a replacement of the deposited securities and the ADS Depositary will continue to hold the replacement securities, the ADS Depositary may distribute new CSAN ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying CSAN ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying CSAN ADSs have become apparently worthless, the ADS Depositary may call for surrender of those CSAN ADSs or cancel those CSAN ADSs upon notice to the CSAN ADS holders.

Amendment and Termination

How may the CSAN Deposit Agreement be amended?

We may agree with the ADS Depositary to amend the CSAN Deposit Agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of CSAN ADS holders, it will not become effective for outstanding CSAN ADSs until 30 days after the ADS Depositary notifies CSAN ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your CSAN ADSs, to have agreed to the amendment and to be bound by the form of ADR and the CSAN Deposit Agreement as amended.

How may the CSAN Deposit Agreement be terminated?

The ADS Depositary will initiate termination of the CSAN Deposit Agreement if we instruct it to do so. The ADS Depositary may initiate termination of the CSAN Deposit Agreement if:

•	90 days have passed since the ADS Depositary told us that it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment; or

•	a termination option event has occurred or will occur.

If the CSAN Deposit Agreement will terminate, the ADS Depositary will notify CSAN ADS holders at least 120 days before the termination date. At any time after the termination date, the ADS Depositary may sell the deposited securities. After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the CSAN Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the CSAN ADS holders that have not surrendered their CSAN ADSs. Normally, the ADS Depositary will sell the CSAN ADSs as soon as practicable after the termination date.

If the ADS Depositary is advised by counsel that it could be subject to material legal liability because CSAN failed to provide information required by Brazilian regulators, the ADS Depositary may terminate the CSAN Deposit Agreement on as little as 15 days’ notice.

After the termination date, the ADS Depositary shall continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the CSAN Deposit Agreement and shall deliver deposited securities upon surrender of CSAN ADSs. After the termination date, the ADS Depositary (i) shall not accept deposits of shares or deliver CSAN ADSs; (ii) may refuse to accept surrenders of CSAN ADSs for the purposes of withdrawal of deposited securities (that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities; (iii) will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold; and (iv) may discontinue the registration of transfers of CSAN ADSs and suspend the distribution of dividends and other distributions on deposited securities to the owners and need not give any further notices or perform any further acts under the CSAN Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on CSAN’s Obligations and the Obligations of the ADS Depositary; Limits on Liability to Holders of CSAN ADSs

The CSAN Deposit Agreement expressly limits CSAN’s obligations and the obligations of the ADS Depositary. It also limits CSAN’s liability and the liability of the ADS Depositary. We and the ADS Depositary:

•	are only obligated to take the actions specifically set forth in the CSAN Deposit Agreement without negligence or bad faith, and the ADS Depositary will not be a fiduciary or have any fiduciary duty to holders of CSAN ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond CSAN’s or its ability to prevent or counteract with reasonable care or effort from performing CSAN’s or its obligations under the CSAN Deposit Agreement;

•	are not liable if we or it exercises discretion permitted under the CSAN Deposit Agreement;

•	are not liable for the inability of any holder of CSAN ADSs to benefit from any distribution on deposited securities that is not made available to holders of CSAN ADSs under the terms of the CSAN Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the CSAN Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the CSAN ADSs or the CSAN Deposit Agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system.

The ADS Depositary has no duty to make any determination or provide any information as to CSAN’s tax status, nor any liability for any tax consequences that may be incurred by CSAN ADS holders as a result of owning or holding CSAN ADSs, nor is it liable for the inability or failure of any CSAN ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the CSAN Deposit Agreement, we and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for ADS Depositary Actions

Before the ADS Depositary will deliver or register a transfer of CSAN ADSs, make a distribution on CSAN ADSs, or permit withdrawal of shares, the ADS Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the CSAN Deposit Agreement, including presentation of transfer documents.

The ADS Depositary may refuse to deliver CSAN ADSs or register transfers of CSAN ADSs when the transfer books of the ADS Depositary or CSAN’s transfer books are closed or at any time that the ADS Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your CSAN ADSs

CSAN ADS holders have the right to cancel their CSAN ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the ADS Depositary has closed its transfer books or we have closed CSAN’s transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on CSAN’s shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to CSAN ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the CSAN Deposit Agreement.

Direct Registration System

In the CSAN Deposit Agreement, all parties to the CSAN Deposit Agreement acknowledge that DTC’s Direct Registration System, also referred to as DRS, and the Profile Modification System, also referred to as Profile, will apply to the CSAN ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated CSAN ADSs and holding of security entitlements in CSAN ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated CSAN ADSs, to direct the ADS Depositary to register a transfer of those CSAN ADSs to DTC or its nominee and to deliver those CSAN ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the CSAN ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the CSAN Deposit Agreement understand that the ADS Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a CSAN ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the CSAN ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the CSAN Deposit Agreement, the parties agree that the ADS Depositary’s reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile system and in accordance with the CSAN Deposit Agreement will not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of the Register of Holders of CSAN ADSs

The ADS Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The ADS Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of CSAN ADSs, but not for the purpose of contacting those holders about a matter unrelated to CSAN’s business or the CSAN ADSs.

Major Shareholders and Related Party TRANSACTIONS of CZZ

Major Shareholders

The following table sets forth the principal holders of CZZ’s issued and outstanding share capital and their respective shareholding as of the date of this prospectus:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	% of Voting Power	%
Shareholders
Controlling group	20,603,636	14.50%	96,332,044	100.00%	116,935,680	90.23%	49.04%
Renaissance Technologies LLC	8,074,794	5.68%	—	—	8,074,794	0.74%	3.39%
Dynamo Administração de Recursos Ltda. and Dynamo Capital LLP	13,189,596	9.28%	—	—	13,189,596	1.21%	5.53%
Other	85,215,764	59.96%	—	—	85,215,764	7.82%	35.74%
Total shares outstanding	127,083,790	89.42%	96,332,044	100.00%	223,415,834	100.00%	93.70%
Treasury shares	15,031,744	10.58%	—	—	15,031,744	—	6.30%
Total	142,115,534	100.00%	96,332,044	100.00%	238,447,578	100.00%	100.00%

Additional Information

For a discussion of CZZ’s shareholders, shareholders’ agreements and related party transactions, see “Item 7. Major Shareholders and Related Party Transactions” of the CZZ 2019 Form 20-F, which are incorporated by reference into this prospectus. For more information about how to obtain copies of documents incorporated by reference, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Interests of Certain Persons in the Merger

Interests of CZZ’s Directors and Executive Officers in the Merger

The individuals designated by CZZ to serve on the CZZ board of directors and as executive officers of CZZ have interests in the Merger that are different from, or in addition to, the interests of CZZ shareholders generally. CZZ’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger Protocol and approve the Merger. CZZ’s shareholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal.

These interests may include but are not limited to:

•	the continued engagement and/or employment, as applicable, of certain board members and executive officers of CZZ, including positions as directors on the board of directors of CSAN, as described in the section of this prospectus entitled “Board of Directors and Management of CSAN Following Completion of the Merger”; and

•	the treatment in the Merger of equity and equity-based awards, as described in the section of this prospectus entitled “The Merger—Treatment of Equity and Equity-Based Awards.”

Comparison of the Rights of Holders of CSAN Shares and CZZ Shares

CZZ is organized under the laws of Bermuda. The rights of CZZ shareholders are currently governed by Bermuda law and CZZ’s constitutional documents. If the Merger is consummated, each CZZ Common Share will be converted into the ultimate right to receive, at the election of the holder thereof, a number of CSAN ADSs or CSAN Shares determined in accordance with the Merger Protocol, and each CSAN Share will be converted into the ultimate right to receive a number of CSAN Shares determined in accordance with the Merger Protocol. The rights of CZZ and CSAN shareholders who become CSAN ADS holders will be governed by Brazilian law (which shall include, for purposes of this form, the CVM regulation and the Novo Mercado Rules), the CSAN By-Laws, and the terms of the CSAN Deposit Agreement. The rights of CZZ and CSAN shareholders who become shareholders of CSAN, and the relative powers of the CSAN board of directors, will be governed by Brazilian law and the CSAN By-Laws. Each CSAN Share will be issued in connection with, and will carry with it the rights and obligations set forth in, the CSAN By-Laws and Brazilian law.

This section summarizes material differences between the rights of CZZ and CSAN shareholders before consummation of the Merger and the rights of CSAN shareholders after consummation of the Merger. These differences in shareholder rights result from the differences between the respective constitutional documents of CZZ and CSAN and the applicable governing law. For additional information regarding the differences between owning CSAN Shares and owning CSAN ADSs, see the section of this prospectus entitled “The Merger Documents—The Merger Protocol.” The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws, Novo Mercado Rules or NYSE/Nasdaq listing requirements or standards.

The following summary is not a complete statement of the rights of the shareholders of CZZ, the shareholders of CSAN or the shareholders of CSAN or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to Bermuda law, the Brazilian Corporation Law, CVM rulings, the Novo Mercado Rules, the CSAN Deposit Agreement and CZZ’s and CSAN’s constitutional documents, which you are urged to read carefully.

The form of the CSAN By-Laws is included as Exhibit 3.1 to this prospectus. CZZ has filed with the SEC its constitutional documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section of this prospectus entitled “Where You Can Find More Information” of this prospectus. References to “CZZ Bye-laws” in the below comparison table are to the bye-laws of CZZ.

CZZ	CSAN
Authorized Share Capital

CZZ has an authorized share capital of US$11,888,863.60 divided into 1,000,000,000 Class A Shares of a par value of US$0.01 each and 188,886,360 Class B Shares of a par value of US$0.01 each. Class B shares are divided into two series (but comprising part of the same class of shares), as follows 96,332,044 Class B Series 1 Shares of a par value of US$0.01 each, and 92,554,316 Class B Series 2 Shares of a par value of US$0.01 each.

CZZ may increase its authorized share capital by altering the conditions if its memorandum of association to increase its share capital by shares of such par value as the company by shareholder resolution may prescribe with the approval of the board of directors.

CSAN is authorized to increase its capital stock by up to seven billion reais (R$7,000,000,000.00), common shares, with no par value, upon a resolution of the board of directors, which will establish the terms of issuance, including the price and payment.

Within the limits of the authorized capital, the board of directors may also issue warrants, convertible debentures, stock options and subscription options (the latter two, after approval of a stock option plan by the shareholders).

CZZ	CSAN
The CSAN By-Laws and the Novo Mercado Rules do not permit the issuance of preferred stock.
Structure of Board of Directors

The CZZ Bye-laws provide that the board of directors must be composed of not less than five and not more than eleven members or such greater number as the board may by resolution determine.

Each director shall be designated as either a class I, class II or class III director for the purposes of retirement by rotation provisions set out in the Bye-laws.

At least forty percent of the directors shall at all times be independent directors and, in the event of a transfer of class B series 1 shares to immediate family members pursuant to the CZZ Bye-laws at least sixty percent of the directors shall at all times be independent directors.

The CSAN By-Laws provide that the board of directors must be composed of at least five (5) and no more than twenty (20) members, as shall be fixed by the shareholders’ meeting, determined by the majority of votes. Directors are elected and removed by the shareholders’ meeting, and serve a unified term of office of two (2) years, with reelection permitted

Out of the members of the board of directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rules. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher

The board of directors shall have one Chairman and one Vice Chairman of the board of directors, to be appointed at the annual shareholders’ meeting whose agenda is to resolve on the election of the board of directors.
Shareholder Voting Rights

Holders of CZZ class A shares are entitled to one vote per share, holders of class B series 1 shares are entitled to ten votes per share and holders of class B series 2 shares are entitled to ten votes per share at general meetings of CZZ.

Except where a greater majority is required by the Companies Act or the CZZ Bye-laws, any question proposed for consideration at any general meeting shall be decided by a simple majority of votes cast.

Holders of CSAN Shares are entitled to one vote per share on the resolutions to be adopted by the shareholders.
Shareholders may act by written consent to elect directors except in the case of a proposal to remove a director or the auditor of a company.

Except as otherwise provided in the CSAN By-Laws or under the Brazilian Corporation Law, resolutions submitted to the shareholders’ meetings may be approved by a majority of the shareholder votes validly cast in favor of such action, with abstentions not taken into account.

Pursuant to the Brazilian Corporation Law and CVM Instruction No. 481, dated of December 17, 2009 (“CVM Instruction No. 481”), any Merger or consolidation must be submitted to a general

CZZ	CSAN

shareholders’ meeting, with a statement of reasons (protocolo e justificação) that shall include:

(i)    creation of a new class of preferred shares or a disproportionate increase of an existing class of preferred shares relative to the other classes of shares, unless such action is provided for in, or authorized by, the corporation’s by-laws;

(ii)  reduction of the annual minimum mandatory dividend;

(iii)  merger of the corporation into another corporation or consolidation;

(iv)  change to corporate purpose;

(v)  termination of liquidation proceedings;

(vi)  dissolution of the corporation; and

(vii)  spin-off of the corporation.

Approval of Mergers and Business Combinations

The Companies Act provides that in the case of a merger of a Bermuda company with another company or corporation , the merger agreement in respect of the merger must be approved by each merging company’s board of directors and by its shareholders. Subject to the provisions of the company’s bye-laws, the Companies Act requires the approval of 75% or more of the shareholders voting at each such meeting of the merging companies must approve the merger agreement. The quorum for each such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company, subject to the bye-laws. The CZZ Bye-laws do not vary the statutory voting requirements in the case of a merger. The CZZ Bye-laws provide that quorum for a shareholder meeting for all purposes is at least two shareholders present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting shares of the Company. The Companies Act provides a short form merger process in the case of a merger between a holding company and a wholly-owned subsidiary or subsidiaries subject to certain criteria being satisfied as set out in the Companies Act.

The CZZ Bye-laws provide that a merger involving an amount in excess of US $250,000,000 shall be a special event also requiring independent director approval.

Under the Brazilian Corporation Law, “merger” is an operation whereby one or more corporations are absorbed by another, which succeeds to all their rights and obligations.

Pursuant to the Brazilian Corporation Law, any Merger or consolidation must be submitted to a general shareholders’ meeting, with a statement of reasons (protocolo e justificação) that shall include:

(i)    the reasons for or the objectives of the operation, and the interest of the corporation in effecting it;

(ii)   the composition, after the operation, of the capital of the corporations issuing shares in substitution for those to be extinguished;

(iii)  the refund value of the shares to which dissenting shareholders shall be entitled;

(iv)  the amount of shares to be issued as a result of the operation and the criteria adopted to determine the exchange ratio;

(v)   the criteria used to calculate the net worth, the base date of evaluation and the treatment to be applied to subsequent variations;

(vi)  the solutions to be adopted in case of crossed participation;

(vii) the capital increase or reduction of the involved parties;

(viii) the draft of the by-laws or changes in the existing by-laws; and

CZZ	CSAN

(ix)  other conditions applicable to the operation, if any.

The target corporation to be merged into the acquiring corporation is subject to a special quorum requirement, where the merger must be approved by shareholders representing at least 1/2 of the voting shares.

In the case of a merger, if the general shareholders’ meeting of the corporation instituting the merger approves the protocol of the operation, it shall authorize the increase in capital, which shall be subscribed and paid up by the corporation to be merged by the transfer of its net value, and shall appoint experts to evaluate the net value. Once the evaluation report and the merger have been approved by the general shareholders’ meeting of the corporation instituting the merger, the corporation to be merged shall be extinguished and the former shall provide for the registration and publication of the merger instruments.

The Brazilian Corporation Law also provides for a “merger of shares”, which is a corporate operation pursuant to which the acquiring corporation acquires all shares issued by the target corporation, which then becomes a wholly-owned subsidiary of the acquiring corporation. If the transaction is approved by the shareholders’ meetings of both corporations, the target corporation shareholders will receive shares of the acquiring corporation, pursuant to an exchange ratio to be fixed under the statement of reasons (protocolo e justificação)

Cumulative Voting
The CZZ Bye-laws and Bermuda company law do not provide for cumulative voting.

Pursuant to Article 141 of Brazilian Corporation Law, shareholders representing at least 0.1 of the voting capital can request the adoption of cumulative voting procedures in the election of directors.

Under the cumulative voting process, each shareholder is entitled to a number of votes totaling the number of board members to be elected multiplied by the number of shares held by such shareholder. Shareholders are entitled to aggregate their votes in favor of one candidate or split their votes among several candidates.

Nomination and Appointment of Directors
The CZZ Bye-laws provide that no person other than a director retiring by rotation shall be appointed a director unless he shall have been approved by the board or in the case of an annual general meeting a notice signed by a shareholder nominating the prospective director has been received by the secretary of the company within the designated time	Article 15, paragraph 1 of the CSAN By-Laws provides that directors shall serve a two (2)-year term, reelection being permitted.

CZZ	CSAN

frame specified in the CZZ Bye-laws and containing the required information .

The appointment of a director shall be effected by a separate resolution of shareholders passed in a general meeting of shareholders.

The CZZ Bye-laws provide that each director shall be designated as either a class I, class II or class III Director for the purposes of retirement by rotation provisions.	The CSAN By-Laws provide that the shareholders’ meeting will determine the number of directors to be elected for the upcoming term. A shareholder or a group of shareholders representing 10% of the share capital may separately elect up to one additional director, as provided for in the fourth and fifth paragraphs of Article 141 of Brazilian Corporation Law.
Removal of Directors and Vacancies

The CZZ Bye-laws provide for vacation of the office of a director upon certain events including resignation, a director becoming of unsound mind, becoming bankrupt or being removed from office pursuant to the CZZ Bye-laws. The CZZ Bye-laws provide for removal for cause by the affirmative vote of a majority of shareholder votes cast at a general meeting at which a quorum is present provided that notice has been given to the director. The CZZ Bye-laws also provide that a director may be requested to resign without cause by a vote of the majority of the aggregate voting power of the voting shares provided that notice containing a summary of the facts justifying the removal of the general meeting is given not less than 14 days prior to the meeting convened to remove the director.

Without prejudice to the power of CZZ by resolution of the shareholders to appoint any person to be a director, the board of directors has the power subject to the CZZ Bye-laws to appoint any individual to be a director to fill a casual vacancy. A director so appointed shall hold office until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

CSAN directors are appointed to a two-year term, with reelection permitted, but may be removed without cause prior to the completion of that term upon a vote of the majority of the shareholders attending the relevant shareholders’ meeting. Provided a director is not removed, the director’s term shall last until the new appointed members take office.

Brazilian Corporation Law provides that if a vacancy occurs on the board of directors, a substitute shall be appointed by the other directors to hold office until the next general shareholders’ meeting. The CSAN By-Laws specify further that, in the event of an impediment or a permanent vacancy of office of the board of directors, the board of directors shall appoint a replacement thereof until the shareholders appoint one to serve for the remainder of the previous director’s term. In addition, a shareholders’ meeting shall be convened to elect replacement directors if the positions of Chairman or Vice-Chairman are vacant.

If a director elected by cumulative voting is removed by a shareholders’ meeting, all other members of the Board of Directors will be removed as well and new elections will be held.

Executive Officers

The CZZ Bye-laws provide that the officers of CZZ, who may or may not be directors, may be appointed by the board at any time. Any officer appointed will hold office for such period and upon such terms as the board may determine. The board may revoke or terminate any such appointment.

Any appointment of a director to an executive office shall terminate if he or she ceases to be a director.

The CSAN By-Laws provide for a board of executive officers, which shall be composed of at least 3 (three) members and no more than 8 (eight) members, including a chief executive officer, a chief legal officer, a chief financial officer, a chief investor relations officer and four executive officers. Members shall be elected by the board of directors to serve a two-year term with reelection permitted. The board of directors may also remove members of the board of executive officers at any time, pursuant to the vote of the majority of the board members. The executive officers may accumulate positions.

CZZ	CSAN

The CSAN By-Laws vest the board of executive officers with powers to:

(i)   decide on all matters which are not the exclusive incumbency of the shareholders’ meeting or the board of directors;

(ii)   hire and dismiss employees, set the personnel salary levels and create and extinguish job positions;

(iii)  prepare investment plans and operation budgets;

(iv)  compromise, waive, execute agreements and make commitments, take out loans, allocate funds, acquire or  dispose of assets and property, grant sureties or other guarantees;

(v)   prepare half-yearly or interim balance sheets, whenever required;

(vi)  prepare the report and financial statements for each year; and

(vii) decide on the opening and maintenance of branches, subsidiaries, agencies, offices or representative offices of CSAN in any part of Brazil or abroad.

The CSAN By-Laws specify the matters for which each of the chief executive officer, the chief legal officer, the chief financial officer, the chief investor relations officer and the each of the other executive officers is responsible.

Fiscal Council
Bermuda company law and the CZZ Bye-laws do not recognize the concept of a fiscal council.	In accordance with the Brazilian Corporation Law, the CSAN By-Laws contemplate the formation of a fiscal council, composed of at least three (3) and at most five (5) sitting members and equal number of alternates. The fiscal council will not operate on a permanent basis and will only operate when called to do so by the shareholders of the CSAN capital stock (depending on the outstanding capital stock, as determined by the applicable CVM ruling), in accordance with the provisions of applicable law. Once called, the fiscal council will operate until the next annual shareholders’ meeting. CSAN shareholders are vested with the power to set annual compensation for members of the fiscal council, which cannot be less than 10% of the compensation attributed to each director.

Committees
CZZ	CSAN
The CZZ Bye-laws permit the board of directors to form committees which must conform to regulations imposed by the board. If no regulations are imposed by the board. the proceedings of a committee with two or more members shall be governed by the Bye-laws regulating proceedings of the board itself.	The CSAN By-Laws permit the board of directors to establish committees or work groups with defined objectives, comprised of persons designated by the board of directors from among CSAN management and/or persons directly or indirectly affiliated with CSAN. CSAN shall have two statutory committees, namely, the audit committee and people committee.
Annual Meetings of Shareholders

Under the Companies Act , an annual general meeting shall be convened at least once every calendar year.

Notice of the annual general meeting shall specify the place, the day and hour of the meeting, and the nature of the business to be considered.

The CZZ Bye-laws state that shareholders must be given at least ten days’ advance notice of an annual general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within four months following the end of the fiscal year to deliberate on the following matters:

(i)    management accounts and year-end financial statements;

(ii)   allocation of the net profits for the fiscal year and distribution of dividends;

(iii)  election of managers and members of the fiscal council, if any, and associated remuneration; and

(iv)  approval of the annual monetary adjustment to the capital stock.

In addition to the matters of special competence set forth in the Brazilian Corporation Law, the CSAN By-Laws specify further that shareholders are empowered to deliberate on the following items at the general shareholders’ meetings:

(i)    election or removal of members of the board of directors or the fiscal council;

(ii)   aggregate compensation of the members of the board of directors and of the board of executive officers, as well as the compensation of the members of the fiscal council, when in operation; and

(iii)  allocation of the net income for the year and distribution of dividends, as proposed by the board of directors.

The CSAN shareholders’ meetings shall be called by the board of directors.

Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days

Special Meetings of Shareholders
The CZZ Bye-laws provide that shareholder meetings may be called by the board of directors whenever they	Under the Brazilian Corporation Law and the CSAN By-Laws, special shareholders’ meetings may be called

CZZ	CSAN

think fit. Such meetings may be held in or outside Bermuda.

The CZZ Bye-laws provide that except for the removal of auditors or Directors, anything which may be done by resolution of the Company in a general meeting, may be done by written resolution.

at any time by the Chairman or Vice-Chairman of the board of directors or by resolution of the majority of the board members or even by request of the executive officers. Under the Brazilian Corporation Law, shareholders’ meetings may also be called (i) by the fiscal council, (ii) by any shareholder if the board of directors delays calling the meeting for more than 60 days, or (iii) by shareholders representing at least 5% of the voting capital when the management delays calling the meeting for more than 8 days.
Notice of Shareholder Meetings

The CZZ Bye-Laws state that shareholders must be given at least ten days’ advance notice of every general meeting save where shorter notice is permitted by Bermuda law. The unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.

Notice of general meetings must specify the place, the day and hour of the meeting and the nature of the business to be considered.

The CSAN By-Laws state that notice of shareholders’ meetings will be provided in accordance with the Brazilian Corporation Law. Accordingly, notice of an annual or extraordinary general shareholders’ meeting of CSAN must be published at least 3 times in the newspapers used by the company and contain information on the location, date and time of the meeting, as well as the agenda items (including specific identification of any proposed amendment to the CSAN By-Laws).

Publicly held corporations are subject to a minimum notice period, counted as of the first published notice, of at least 15 days for the first call, and at least 8 days for the second call

Quorum at Shareholder Meetings
The CZZ Bye-laws provide that save as otherwise provided in the Bye-laws, at least two shareholders must be present in person or by proxy and entitled to vote representing the holders of more than forty-five percent of the aggregate voting power of the voting shares shall be a quorum for all purposes except that if CZZ or the shareholders of a class or, if applicable, series of shares shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

The quorum for opening shareholders’ meetings under the Brazilian Corporation Law is:

(i)    On first call, shareholders representing at least twenty-five percent (25%) of the company’s voting capital; and

(ii)   On second call, any number of shareholders.

Further, an extraordinary general meeting convened to amend the company’s by-laws may only be opened on the first call in the presence of shareholders representing at least 2/3 of the voting capital.

Unless otherwise described in the applicable law, the resolutions of the CSAN shareholders’ meetings will be taken by absolute majority of votes, not computing blank votes.

Shareholder Action by Written Consent
Under Bermuda company law, and the CZZ Bye-laws shareholders may act by written resolution except in the case of the removal of directors or auditors. Written resolutions are passed when approved by members of the company representing such majority of votes as would be required if the resolution had	The Brazilian Corporation Law requires shareholders’ meetings to be held live unless prevented by force majeure. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as

CZZ	CSAN
been voted on at a meeting of the shareholders of the company.	the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.
Mandatory Tender Offer
There are no such mandatory tender offer provisions under Bermuda company law or under the CZZ Bye-laws.

Pursuant to Articles 30 and 31 of the CSAN By-Laws, and consistent with the Brazilian Corporation Law, any shareholder (the “Relevant Shareholder”) that acquires or becomes the owner of the controlling interest of CSAN capital stock (such event, a “Disposal of Controlling Interest”) or a stake of CSAN capital stock in an amount equal to 25% or more of the total shares of CSAN capital stock must make a tender offer (“Tender Offer”) to purchase the shares issued by CSAN and owned by the remaining shareholders. The Disposal of Controlling Interest and the Tender Offer shall be in compliance with CVM Rule 361. The Tender Offer shall be made within 60 days after the date of acquisition or the event giving rise to share ownership in such proportion, make or apply for registration of a tender offer to purchase all outstanding CSAN capital stock (the “Tender Offer”), subject to the applicable provisions of Brazilian law and the exceptions and provisions set forth in CSAN By-Laws.

The purchase price per share of CSAN capital stock in the Tender Offer may not be less that the result of the following formula:

Tender Offer Price = Share Value

Where:

“Tender Offer Price”, for purposes of this section, corresponds to the purchase price of each share of the capital stock of CSAN in the Tender Offer.

“Share Value”, for purposes of this section, corresponds to the greater of (i) the highest quoted price per share of CSAN capital stock during the period of 12 months next preceding the Tender Offer on any stock exchange trading CSAN shares, (ii) the highest price per share paid by the Relevant Shareholder at any time for a share or block of shares of CSAN capital stock; and (iii) an amount corresponding to 12 times the Average Consolidated EBITDA of CSAN, minus the net consolidated indebtedness of CSAN, divided by the total number of shares of CSAN capital stock.

“Average Consolidated EBITDA”, for purposes of this section, corresponds to the arithmetic mean of the Consolidated EBITDA of CSAN for the 2 most recent full fiscal years.

CZZ	CSAN

“Consolidated EBITDA”, for purposes of this section, corresponds to the consolidated earnings of CSAN before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as determined based on the most recent audited consolidated year-end financial statements made available to the market by CSAN.

A Tender Offer will not exclude the possibility of another CSAN shareholder or, as the case may be, CSAN itself making a competing Tender Offer, pursuant to applicable regulations.

Related Party Transactions

The Companies Act provides that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. The CZZ Bye-laws provide that, after a director has made such a declaration of interest, he may be counted for purposes of determining whether a quorum is present but cannot vote on a transaction in which he has an interest.

Pursuant to Article 156 of the Brazilian Corporation Law, as well as CSAN’s Related Party Transactions Policy, directors may not have access to information or take part in meetings of the board of directors that involve matters as to which such director has an actual or potential conflict of interest with CSAN. The Brazilian Corporation Law provides further that directors and officers may only contract with the corporation under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any act inconsistent with these requirements shall be voidable and the director at issue must reimburse the company for any advantages earned.
Appraisal and Dissenters’ Rights
The Companies Act provides that a dissenting shareholder (who did not vote in favor of the merger) of a Bermuda exempted company and who is not satisfied that he has been offered fair value for his shares may within one month of the notice of the shareholder meeting called to approve the merger apply to the Bermuda court to appraise the fair value of his shares in a merger.

The Brazilian Corporation Law provides for appraisal rights under certain circumstances.

Under the Brazilian Corporation Law, a dissenting shareholder is entitled to withdraw from the company if any of the following occurs:

(i)    creation or issuance of new preferred shares;

(ii)   change in the conditions of the preferred shares or creation of a different class with more advantages than the others;

(iii)  decrease of the annual minimum dividend;

(iv)  consolidation or merger of the company;

(v)   participation of the company in a corporate group;

(vi)  change of the company’s corporate purpose; and

(vii) division of the corporation that results in (a) a change in the corporate purpose, (b) a reduction in the annual minimum dividend or (c) participation in a group of corporations.

For items (i) and (ii) above, only shareholders that have been harmed shall have the right to withdraw from

CZZ	CSAN
CSAN. Shareholders holding shares with market liquidity and dispersion shall not have the right to withdraw from CSAN in the events listed in items (iv), (v) and (vi) above. Dissenting shareholders that withdraw from CSAN will receive the corresponding net worth value of their shares.
Shareholder Information Rights

Under Bermuda company law:

(i)  minutes of general meetings of a company shall be open for inspection by any shareholder of the company without charge for not less than two hours during business hours each day subject to such reasonable restrictions as the company may impose;

(ii)  any shareholder shall be entitled to be furnished within seven days after he has made a request in that behalf to the company with a copy of any such minutes on the payment of a reasonable charge;

(iii)  if any inspection is refused or if any copy required is not sent within the proper time, the company and every officer of the company who is in default shall be liable to a fine of ten dollars and further to a fine of ten dollars for each day there is a default; and

in the case of an refusal or default, the Court my by order compel an immediate inspection of the minutes or direct that the copies required shall be sent to the member requiring them.

Under the Brazilian Corporation Law, shareholders have the right to:

(i)    request copies of the minutes of general meetings and resolutions of CSAN;

(ii)   receive copies of support documents for resolutions in annual or extraordinary general shareholders’ meetings (i.e., management and auditors’ reports and statements of financial position); and

(iii)  receive certificates of corporate books.

Additionally, shareholders representing at least 5% of CSAN capital stock may apply for a court order requiring complete disclosure of corporate books in connection with any violation of law or the CSAN By-Laws, or if the shareholders have grounds to suspect that management has committed serious irregularities.

Amendments of Constituent Documents

The CZZ Bye-laws provide that subject to the below, the CZZ Bye-laws may only be rescinded, altered or amended upon approval by a resolution of the board of directors passed by a simple majority and by a resolution of the shareholders passed by a simple majority vote by poll in person or by proxy at a general meeting of the Company, of which notice specifying the intention to propose the resolution as a resolution has been duly given.

Amendment, alteration or rescission to certain enumerated bye-laws (1,3,4,44,45,46,48 and 49 inclusive) require approval by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%)of the Class A Shares and a majority of the Class B Shares then in issue entitled to vote on the resolution, with each class voting separately as a class.

Amendment, alteration or rescission to certain other enumerated bye-laws ( 13.5, 14, 15, 23 and 24) must be approved by affirmative votes of a majority of the

The Brazilian Corporation Law provides that by-laws may only be amended at a general shareholders’ meeting. An extraordinary general meeting convened to amend the by-laws shall only be held on first call in the presence of shareholders representing at least 2/3 of the voting capital, but may be held on second call with any number of shareholders present. Any proposed amendment to the by-laws must be expressly identified in the notice required for the shareholders’ meeting.

CZZ	CSAN
directors and a majority of both the Class A Shares and Class B Shares then in issue and entitled to vote on the Resolution, with holders of each class voting separately as a class .
Limitation on Personal Liability of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer (including a director) or auditor for the costs, charges and expenses incurred by the officer (including a director) or auditor in defending any civil or criminal proceedings against them, on condition that the officer (including a director) or the auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Section 98A of the Companies Act and the CZZ Bye-laws permits CZZ to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not CZZ may otherwise indemnify such officer or director.

Under the Brazilian Corporation Law, managers shall not be personally liable for obligations undertaken on behalf of the company in the ordinary course performance of their duties. However, a company may not exempt its managers from liability for negligence, willful misconduct, breach of duty, or breach of the applicable law or the company’s by-laws.

Managers shall not be liable for illegal acts performed by the other managers, except in cases of complicity, negligence in investigating such acts or failure to take action with respect to known illegal acts. According to the Brazilian Corporation Law, a company, upon prior approval of a shareholders’ meeting, may bring an action for civil liability against a manager. Where a breach of duty has been established, managers may be exempted by a Brazilian court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted in good faith and in the interests of the company.

In addition, the Brazilian Corporation Law provides that the filing of a civil liability action by a company against a director does not preclude any action available to any shareholder or third party directly harmed by the director’s acts.

The foregoing applies equally to officers and committee members

Indemnification of Directors and Officers
Please see above section (Limitation on Personal Liability of Directors and Officers).	Nothing is provided in the CSAN By-laws.

Preemptive Rights / Preferential Subscription Rights

CZZ	CSAN

The CZZ Bye-laws provide that CZZ must direct that new shares shall be offered in the first instance to all holders of any class or classes in proportion to the number of such shares held by them respectively at a price no less favorable than proposed to be offered to other persons, however this right may be waived by (i) a majority of the board in the case of an increase of the capital by means of an offering or (ii) a majority of the independent directors in any circumstance.

The Companies Act does not otherwise provide for preemptive rights.

The Brazilian Corporation Law provides that the shareholders shall have a preemptive right in the subscription of a capital increase in proportion to the number of shares they own. As CSAN by-laws do not specify the applicable period of the preemptive right, pursuant to the Brazilian Corporation Law, a shareholders’ meeting shall establish a period of not less than 30 days within which a preemptive right may be exercised.

The CSAN By-Laws provide that the shareholders shall not have preemptive rights (i) in convertible debentures; (ii) in warrants convertible into shares; and (iii) in the granting and exercise of call option or subscription to CSAN’s shares. Pursuant to its By-Laws, as well as Article 172 of the Brazilian Corporation Law, the Board of Directors may, in its discretion, resolve upon the preemptive rights. In addition, the Board of Directors may grant stock purchase or subscription options, to the extent approved by the shareholders, to CSAN managers and employees, as well as to managers and employees of other companies directly or indirectly controlled by CSAN, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Dividends, Repurchases and Redemptions

Under the Companies Act, a company may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the CZZ’ Bye-laws the board may from time to time declare dividends according to their rights and interests. The board may also pay any fixed cash dividend which is payable on any shares of CZZ on a semi-annual basis or on such other dates, in the opinion of the board, justifies such payment.

The board may set aside sums as it deems proper as reserves which shall, at the board’s’ discretion, be applicable for any purpose of CZZ.

CSAN By-Laws and Brazilian Corporate Law require a distribution of at least 25% of the net income adjusted by an allocation to legal reserve (net income as calculated according to statutory individual financial statements prepared in accordance with Brazilian GAAP), unless our management recommends against such distribution, in a shareholders’ meeting, due to considerations relating to our financial condition

However, the annual minimum dividend will not be mandatory for any fiscal year in which the CSAN administrative bodies notify shareholders that such payment would be incompatible with the financial standing of the corporation.

Following distribution of the annual minimum dividend, the shareholders may vote to approve at any time a payment of dividends out of existing profits reserves or earnings from prior years retained pursuant to a resolution of the shareholders’ meeting. In addition, the board of directors may (i) approve a distribution of dividends out of income determined as per semi-annual or other interim balance sheets or (ii) declare an interim dividend out of retained earnings or existing profits reserves, as shown on such balance sheets or the most recent annual balance sheet.

CZZ	CSAN

Under the Brazilian Corporation Law, a company’s by-laws or an extraordinary general meeting may authorize the allocation of profits or reserves to the redemption of shares, and shall prescribe the conditions and the procedure for this purpose. Redemptions which do not cover all shares of the same class shall be carried out by drawing lots.

The redemption of shares must be approved by shareholders who represent at least half of the CSAN capital stock at a general meeting called to resolve this specific matter.

Shareholders Litigation
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

The CSAN By-Laws provide that any disputes and controversies among CSAN and its shareholders, managers and fiscal council members, acting and alternates, arising from or in connection with the parties’ roles as issuer, shareholders, managers, or members of the fiscal council will be settled through arbitration conducted before the Market Arbitration Chamber, pursuant to its regulation.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

(i)    void the act of incorporation of the company (limitation period of one year);

(ii)   void decisions taken by irregular meetings (limitation period of two years);

CZZ	CSAN

(iii)  claim civil liabilities against experts and capital subscribers (limitation period of one year);

(iv)  claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

(v)   claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or by-laws (limitation period of three years); and

(vi)  claims against the company for whatever reason (limitation period of three years).

Experts

The consolidated financial statements of Cosan Limited and subsidiaries  as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Auditores Independentes, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Legal Matters

The validity of CSAN Shares and other matters of Brazilian law will be passed upon by Pinheiro Neto Advogados, São Paulo, Brazil. We were advised as to certain matters of U.S. law by Davis Polk & Wardwell LLP, New York, New York. We were advised as to certain Bermuda law matters by ASW Law Limited.

Enforceability of Civil Liabilities

CSAN is a corporation organized under the laws of Brazil. Substantially all of CSAN and CSAN’s subsidiaries’ assets are located outside the United States. All of CSAN’s directors and officers reside in Brazil. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or any state thereof.

Additionally, any claims under the Novo Mercado segment of the B3 regulations must be submitted to arbitration proceedings conducted in accordance with the rules of the Market Arbitration Chamber of the B3. See “Description of CSAN Shares and CSAN By-Laws—Arbitration.”

We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. A judgment obtained in the United States against CSAN, CZZ, their respective directors and their respective officers and advisors named herein, would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a sum certain of money rendered by any such court, upon recognition thereof by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ).

In order to be recognized by the STJ, a foreign judgment must meet the following conditions:

•	it must comply with all formalities necessary for its enforceability under the laws of the jurisdiction where the foreign judgement was rendered;

•	it must have been issued by a competent court and/or authority in the jurisdiction where it was awarded after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence has been given, as required by applicable law;

•	is not rendered in an action over which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of article 23 of the Brazilian Code of Civil Procedure;

•	it must be final and binding and therefore not subject to appeal in the jurisdiction in which it was issued;

•	it must be apostilled by a competent authority of the State from which the document emanates according to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalisation for Foreign Public Documents or, if such State is not signatory of the Hague Convention, it must be duly authenticated by a competent Brazilian consulate;

•	it must be accompanied by a sworn translation thereof into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory;

•	it must not be contrary to Brazilian national sovereignty or public policy or violate the dignity of the human person (as set forth in Brazilian law);

•	it must not violate a final and unappealable decision issued by a Brazilian court on the same matter and involving the same parties (res judicata); and

•	it must not violate the exclusive jurisdiction of Brazilian courts.

Both the recognition and enforcement processes may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that a Brazilian court would recognize or enforce any judgment or that the recognition or enforcement process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment, including for violation of the securities laws of countries other than Brazil, including the federal securities laws of the United States.

We also have been further advised that:

•	original actions may be brought in connection with this prospectus predicated solely on the federal securities laws of the United States in Brazilian courts may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers thereof and certain advisors named herein, provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals, national sovereignty or equitable principles and provided further that Brazilian courts can assert jurisdiction over such actions;

•	the ability of a creditor or other persons named above to satisfy a judgment by attaching certain of our assets, respectively, is limited by provisions of Brazilian law, to the extent that assets are located in Brazil; and

•	Although, pursuant to our By-laws, disputes between us and our shareholders are required to be resolved through arbitration, this mandatory arbitration requirement does not apply to actions against us, whether by holders of our shares, that are predicated on U.S. federal securities laws, nor does our mandatory arbitration provision waive the rights of our U.S. shareholders or ADR holders to bring claims under the U.S. federal securities laws.

We have been further advised that a plaintiff (whether Brazilian or non-Brazilian), who resides outside Brazil or is outside Brazil during the course of litigation in Brazil must provide a bond to guarantee the payment of defendant’s legal fees and court expenses in connection with court procedures for the collection of payments. The bond must have sufficient value to satisfy the payment of court fees and defendant attorney’s fees, as determined by a Brazilian judge. This requirement does not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory; (2) in the case of claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), in the case of enforcement of foreign judgments that have been duly recognized by the STJ; or (3) counterclaims as established, according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). Notwithstanding the foregoing, we cannot assure you that recognition of any judgment will be obtained, that the process described above can be conducted in a timely manner, or that Brazilian courts will enforce a judgment for violation of the federal securities laws of the United States with respect to the common shares.

If proceedings are brought before the Brazilian courts seeking to enforce obligations against us, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations would be expressed in reais.

PROSPECTUS

, 2020

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under Brazilian Law, any provision, whether contained in the by-laws of a company or in any agreement, exempting any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor.

However, CSAN has obtained insurance coverage to protect its directors and officers against civil liabilities, incurred by them while exercising their corporate functions during the coverage period. including civil liabilities in connection with the registration, offering and sale of the CSAN ADSs. Under the terms of this insurance policy, the insurer will cover certain amounts in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description of Document
2.1†	Merger Protocol*
3.1	CSAN By-Laws*
5.1	Opinion of Pinheiro Neto Advogados as to the validity under Brazilian law of the common shares issued by Cosan S.A. *
21.1	List of Subsidiaries*
23.1	Consent of KPMG Auditores Independentes S.S. with respect to the consolidated financial statements of Cosan Limited. *
23.2	Consent of Pinheiro Neto Advogados (included in Exhibit 5.1). *
24.1	Powers of Attorney (included in signature pages of this registration statement).

†	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, and will be supplementally provided to the SEC upon request.

*	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

II-i

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10 (a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post- effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(e)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i)	That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering

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of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)	(i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)	To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(l)	That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES OF COSAN S.A.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, on   , 2020.

COSAN S.A.

By:
	Name:	Luis Henrique Cals de Beauclair Guimarães
	Title:	Chief Executive Officer

By:
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes Luis Henrique Cals de Beauclair Guimarães and Marcelo Eduardo Martins, jointly and severally (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated in respect of Cosan S.A. on                    , 2020.

Signature	Title	Date

	Principal Executive Officer and Director	, 2020
Luis Henrique Cals de Beauclair Guimarães
	Chief Financial Officer (principal financial and accounting officer)	, 2020
Marcelo Eduardo Martins
	Director	, 2020
Rubens Ometto Silveira Mello
	Director	, 2020
Burkhard Otto Cordes
	Director	, 2020
Maílson Ferreira da Nóbrega
	Director	, 2020
Dan Ioschpe
	Authorized representative in the United States	, 2020